ANNUAL INFORMATION FORM

November 25, 2005

Platinum Group Metals Ltd.

328 – 550 Burrard Street

Vancouver, BC, Canada V6C 2B5

Tel: 604-899-5450   Fax: 604-484-4710

www.platinumgroupmetals.net

TABLE OF CONTENTS

ITEM 1:  PRELIMINARY NOTES

2

DOCUMENTS INCORPORATED BY REFERENCE

2

DATE OF INFORMATION

2

CURRENCY AND EXCHANGE RATES

2

METRIC EQUIVALENTS

3

GLOSSARY OF MINING TERMS

3

ITEM 2:  CORPORATE STRUCTURE

9

NAME, ADDRESS AND INCORPORATION

9

INTERCORPORATE RELATIONSHIPS

9

ITEM 3:  GENERAL DEVELOPMENT OF THE BUSINESS

9

BUSINESS OF PLATINUM GROUP METALS LTD. - THREE YEAR HISTORY

9

SIGNIFICANT ACQUISITIONS

10

ITEM 4:  NARRATIVE DESCRIPTION OF THE BUSINESS

10

GENERAL

10

PRINCIPAL MINERAL PROPERTIES

11

NON – PRINCIPAL MINERAL PROPERTIES

13

MINERAL PROPERTIES WRITTEN DOWN

14

RISK FACTORS

15

CORPORATE GOVERNANCE

19

SELECTED FINANCIAL INFORMATION

19

ITEM 5:  DIVIDENDS

20

ITEM 6:  DESCRIPTION OF CAPITAL STRUCTURE

21

GENERAL

21

ITEM 7:  MARKET FOR SECURITIES

21

TRADING PRICE AND VOLUME

21

PRIOR SALES

22

ITEM 8:  ESCROWED SECURITIES

22

ITEM 9:  DIRECTORS AND OFFICERS

22

CORPORATE CEASE TRADE ORDERS OR BANKRUPTCIES

23

PENALTIES OR SANCTIONS

23

PERSONAL BANKRUPTCIES

23

CONFLICTS OF INTEREST

24

ITEM 10:  AUDIT COMMITTEE

24

THE AUDIT COMMITTEE’S CHARTER

24

COMPOSITION OF THE AUDIT COMMITTEE

24

RELEVANT EDUCATION AND EXPERIENCE

25

RELIANCE ON CERTAIN EXEMPTIONS

25

AUDIT COMMITTEE OVERSIGHT

25

PRE-APPROVAL POLICIES AND PROCEDURES

26

EXTERNAL AUDITOR SERVICE FEES (BY CATEGORY)

26

ITEM 11:  PROMOTERS

26

ITEM 12:  LEGAL PROCEEDINGS

26

TABLE OF CONTENTS

(continued)

ITEM 13:  INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

27

ITEM 14:  TRANSFER AGENTS AND REGISTRARS

27

ITEM 15:  MATERIAL CONTRACTS

27

ITEM 16:  INTERESTS OF EXPERTS

27

ITEM 17:  ADDITIONAL INFORMATION

28

SCHEDULE “A” AUDIT COMMITTEE CHARTER OF PLATINUM GROUP METALS LTD.

29

SCHEDULE “B” WESTERN BUSHVELD JOINT VENTURE PROJECT REPORT

32

SCHEDULE “C” WAR SPRINGS PROJECT REPORT

70

SCHEDULE “D” LAKEMOUNT PROJECT REPORT

96

ITEM 1:  PRELIMINARY NOTES

Documents Incorporated by Reference

Incorporated by reference into this Annual Information Form are the Consolidated Financial Statements of Platinum Group Metals Ltd. for the year ended August 31, 2005 as filed on November 29, 2005 and the technical reports entitled “Inferred Resource Declaration: War Springs (Oorlogsfontein 45KS), Northern Limb Platinum Property” as filed on November 23, 2005; “Independent Preliminary Assessment Scoping Study Report and Resource Update: Western Bushveld Joint Venture Elandsfontein Project (Project 1)” as filed on August 17, 2005; “Technical Report on Exploration Undertaken on the Tweespalk, War Springs (Oorlogsfontein), Northern Limb Platinum Properties” as filed on May 11, 2005; “Western BIC Project Geological Assessment and Resource Estimation, North West Province of the Republic of South Africa as filed on April 22, 2005; “Technical Report on the Lakemount Ni-Cu-PGE Zone, Wawa Ontario” as filed on March 11, 2005;,all such documents being filed on the SEDAR website located at www.sedar.com.

All financial information in this Annual Information Form is prepared in accordance with generally accepted accounting principles in Canada.

Date of Information

All information in this Annual Information Form is as of August 31, 2005 unless otherwise indicated.

Currency and Exchange Rates

All dollar amounts in this Annual Information Form are expressed in Canadian dollars unless otherwise indicated. Platinum Group Metals Ltd. accounts are maintained in Canadian dollars. All references to “U.S. dollars” or to “US$” are to U.S. dollars.  All references to “ZAR” or to “R” or to “Rand” are to South African Rand.

The following table sets forth the rate of exchange for the Canadian dollar, expressed in United States dollars in effect at the end of the periods indicated, the average of exchange rates in effect on the last day of each month during such periods, and the high and low exchange rates during such periods based on the noon rate of exchange as reported by the Bank of Canada for conversion of Canadian dollars into United States dollars.

Year Ended August 31
Canadian Dollars to U.S. Dollars	2005	2004	2003
Rate at end of period	US$0.8411	US$0.7595	US$0.7220
Average rate for period	US$1.2325	US$1.3313	US$1.4822
High for period	US$1.2878	US$1.3783	US$1.5778
Low for period	US$1.1961	US$1.2960	US$1.3523

The noon rate of exchange on November 21, 2005 as reported by the Bank of Canada for the conversion of Canadian dollars into United States dollars was Canadian $1.00 equals US$ 0.8460.

The following table sets forth the rate of exchange for the South African Rand, expressed in Canadian dollars in effect at the end of the periods indicated, the average of exchange rates in effect on the last day of each month during such periods, and the high and low exchange rates during such periods based on the noon rate of exchange as reported by the Bank of Canada for conversion of South African Rand into Canadian dollars.

Year Ended August 31
South African Rand to Canadian Dollars	2005	2004	2003
Rate at end of period	$ 0.18569	$ 0.1981	$ 0.1881
Average rate for period	$ 0.1987	$ 0.2050	$ 0.1750
High for period	$ 0.1767	$ 0.1780	$ 0.1447
Low for period	$ 0.2190	$ 0.2217	$ 0.2019

The noon rate of exchange on November 21, 2005 as reported by the Bank of Canada for the conversion of South African Rand into Canadian dollars was one South African Rand equals  $0.1776.

Metric Equivalents

For ease of reference, the following factors for converting Imperial measurements into metric equivalents are provided:

To convert from Imperial	To metric	Multiply by
Acres	Hectares	0.404686
Feet	Metres	0.30480
Miles	Kilometres	1.609344
Tons	Tonnes	0.907185
Ounces (troy)/ton	Grams/Tonne	34.2857

Terms used and not defined in this Annual Information Form that are defined in National Instrument 51-102 Continuous Disclosure Obligations shall bear that definition.  Other definitions are set out in National Instrument 14-101 Definitions, as amended.

Glossary of Mining Terms

The following is a glossary of certain mining terms used in this Annual Information Form.

“AEM” is an abbreviation for airborne electromagnetic.

"Ag" refers to silver.

“anomalous” refers to a sample or location that either (i) the concentration of an element(s) or (ii) geophysical measurement is significantly different from the average background values in the area.

“anomaly” refers to the geographical area corresponding to anomalous geochemical or geophysical values.

“anorthosite” is a rock comprised of largely feldspar minerals and minor mafic iron-magnesium minerals.

"As" refers to arsenic.

“assay” is an analysis to determine the quantity of one or more elemental components.

"Au" refers to gold.

“BIC” is an abbreviation for the Bushveld Igneous Complex in South Africa, the source of most of the world’s platinum and is a significant producer of palladium and other platinum group metals (PGM’s) as well as chrome.

“breccia” is a rock type with angular fragments of one composition surrounded by rock of another composition or texture.

"bulk placer sampling" (in the context of placer properties) refers to the process of obtaining individual gravel samples in the order of 5 to 15 cubic yards using an excavating machine and running the samples through a concentrating device to measure the placer gold content per cubic yard.

“chalcopyrite” is a copper sulfide mineral.

“channel sample” is a surface sample which has been collected by continuous sampling across a measured interval, and is considered to be representative of the area sampled.

“chargeability” is a measure of electrical capacitance of a rock that may indicate the presence of disseminated sulfide minerals but not all chargeability features are caused by such sulfides.

"cm" refers to centimetres.

“crosscut” is a mine working, which is driven horizontally and at right angles to an adit, drift or level.

"Cu" refers to copper.

“deposit” is a mineralized body, which has been physically delineated by sufficient drilling, trenching, and/or underground work, and found to contain a sufficient average grade of metal or metals to warrant further exploration and/or development expenditures. Such a deposit does not qualify as a commercially mineable ore body or as containing ore reserves, until final legal, technical, and economic factors have been resolved.

“diamond drill” is a type of rotary drill in which the cutting is done by abrasion rather than percussion. The cutting bit is set with diamonds and is attached to the end of the long hollow rods through which water is pumped to the cutting face. The drill cuts a core of rock that is covered in long cylindrical sections, an inch or more in diameter.

“early-stage exploration property” refers to a property that has been subjected to a limited amount of physical testing and systematic exploration work with no known extensive zone of mineralization.

“EM” is an abbreviation for electromagnetic.

“exploration stage” refers to the stage where a company is engaged in the search for minerals deposits (reserves), which are not in either the development or production stage.

“fault” is a fracture in a rock across which there has been displacement.

“fracture” is a break in a rock, usually along flat surfaces.

“gabbro” is an intrusive rock comprised of a mixture of mafic minerals and feldspars.

“gossanous” refers to a rock outcrop that is strongly stained by iron oxides.

“grab sample” is a sample of selected rock chips collected from within a restricted area of interest.

“grade” is the concentration of an ore metal in a rock sample, given either as weight percent for base metals (i.e., Cu, Zn, Pb) or in grams per tonne (g/t) or ounces per short ton (oz/t) for precious or platinum group metals.

"g/t" refers to grams per tonne.

“highly anomalous” is an anomaly, which is in approximately the 90th percentile of the sample or measurement population.

"ICP" refers to inductively coupled plasma, a laboratory technique used for the quantitative analysis of samples (soil, rock, etc.) taken during field exploration programs.

“indicated mineral resource” is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit.  The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

“inferred mineral resource” is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity.  The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes

“intrusive” is a rock mass formed below earth’s surface from molten magma, which was intruded into a pre-existing rock mass and cooled to solid.

"IP survey" refers to induced polarization survey, a geophysical method of exploring an area in which physical properties relating to geology are used.

“kriging” is the numerical modelling by applying statistics to resource calculations (or other earth sciences problems). The method recognizes that samples are not independent and that spatial continuity between samples exists.

"lode mining" refers to mining in solid rock.

“mafic” is a rock type consisting of predominantly iron and magnesium silicate minerals with little quartz or feldspar minerals.

“magmatic” means pertaining to magma, a naturally occurring silicate melt, which may contain suspended silicate crystals, dissolved gases, or both; magmatic processes are at work under the earth’s crust.

“measured mineral resource” is that part of a mineral resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit.  The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

“mid-stage exploration property” is one hosting a known zone of mineralization, which has been subjected to a limited amount of physical testing and systematic exploration work.

“mineralization” refers to minerals of value occurring in rocks.

“mineral reserve” is the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study.  This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.  A mineral reserve includes diluting materials and allowances for losses that may occur when material is mined.

“mineral resource” is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction.  The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.

"Mo" refers to molybdenum, a hard, silver-white metal.

“National Instrument 43-101” NI 43-101 entitled “Standards if Disclosure for Mineral Projects” sets out Canadian securities reporting guidelines for mining companies.

“Ni” is an abbreviation for nickel.

“outcrop” refers to an exposure of rock at the earth’s surface.

“overburden” is any material covering or obscuring rocks from view.

"Pd" refers to palladium.

"PGM" refers to platinum group metals, i.e. platinum, palladium, rhodium and gold

"PGE" refers to mineralization containing platinum group elements, i.e. platinum, palladium, rhodium and gold.

"placer mining" is the mining of unconsolidated material, which overlies solid rock (bedrock).

“ppb” refers to parts per billion.

"ppm" refers to parts per million.

“probable mineral reserve” is the economically mineable part of an indicated, and in some circumstances a measured mineral resource demonstrated by at least a preliminary feasibility study.  This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

“proven mineral reserve” is the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study.  This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified

"Pt” refers to platinum.

“pyrite” is an iron sulfide mineral.

“pyroxenite” refers to a relatively uncommon dark-coloured rock consisting chiefly of pyroxene; pyroxene is a type of rock containing sodium, calcium, magnesium, iron, titanium and aluminum combined with oxygen.

“quartz” is a common rock-forming mineral (SiO2)

"Rh" refers to rhodium, a platinum metal.  Rhodium shares some of the notable properties of platinum, including its resistance to corrosion, its hardness and ductility. Wherever there is platinum in the earth, there is rhodium as well. In fact, most rhodium is extracted from a sludge that remains after platinum is removed from the ore. A high percentage of rhodium is also found in certain nickel deposits in Canada.

“room and pillar mining” is a method of mining flat-lying ore deposits in which the mined-out areas, or rooms, are separated by pillars of approximately the same size.

“stope” is an underground excavation from which ore has been extracted.

“tailings” is the material that remains after all metals considered economic have been removed from ore during milling.

“ultramafic” refers to types of rock containing relatively high proportions of the heavier elements such as magnesium, iron, calcium and sodium; these rocks are usually dark in colour and have relatively high specific gravities.

“VLF” means very low frequency.

            ITEM 2:  CORPORATE STRUCTURE

Name, Address and Incorporation

Platinum Group Metals Ltd. (“PTM”) (the “Company”) is a British Columbia corporation incorporated on February 18, 2002 by an order of the Supreme Court of British Columbia approving an amalgamation between Platinum Group Metals Ltd. (“Old Platinum”) and New Millennium Metals Corporation (“New Millennium”).  The Company was later transitioned on February 22, 2005 under the Business Corporations Act (British Columbia).  On February 22, 2005, the shareholders of the Company passed a special resolution to amend the authorized share capital from 1,000,000,000 common shares without par value to an unlimited number of common shares without par value, to remove the pre-existing company provisions and to adopt new articles.

The Company’s registered office is located at 2300 – 1055 Dunsmuir Street, Vancouver, BC, Canada, V7X 1J1 and its executive offices are located at 328 – 550 Burrard Street, Vancouver, BC, Canada, V6C 2B5. The Company through its subsidiaries, maintains administrative and field offices in Johannesburg, Republic of South Africa.

Intercorporate Relationships

The Company has one wholly owned subsidiary incorporated under the laws of The Republic of South Africa under the name Platinum Group Metals (RSA) (Proprietary) Limited (“PTM-RSA”).  The registered and records offices of PTM-RSA are located at 4th Floor, Aloe Grove, 196 Louis Botha Avenue, Houghton Estate, Johannesburg, 2000, South Africa.  The principal business address of PTM-RSA in Canada is Suite 328, 550 Burrard Street, Vancouver, British Columbia, V6C 2B5.

  ITEM 3:  GENERAL DEVELOPMENT OF THE BUSINESS

Business of Platinum Group Metals Ltd. - Three Year History

The Company is a British Columbia corporation incorporated on February 18, 2002 by an order of the Supreme Court of British Columbia approving an amalgamation between Platinum Group Metals Ltd. (“Old Platinum”) and New Millennium Metals Corporation (“New Millennium”).  The Company, together with its subsidiary, PTM RSA, is engaged in the acquisition, exploration and, if warranted, development of PGE mineral properties it has staked or acquired by way of option agreement in Ontario, Canada and the Republic of South Africa.

The Company owns rights to several mineral properties acquired by staking or option in Ontario, Canada.  The Company controls mineral property land positions in the Lac Des Iles and Nipigon areas of Ontario, north of Thunder Bay.  The Company also controls mineral rights covering the Agnew Lake Intrusion approximately 35 km west of Sudbury, Ontario.  The Company has been exploring these projects during the period from 2002 to 2005.  Work during the year 2005 in Canada included the completion, assessment and analysis of drilling and geophysical results from the Company’s Seagull project and the Lakemount project, both located in Ontario, Canada.  The Agnew Lake property has been under option to Anglo Platinum Limited and Pacific Northwest Capital Corporation since 2001.

The Company became active in the Republic of South Africa in 2002 and since then has acquired several mineral property options.  The Company commenced exploration work on these rights in late 2002.  On October 27, 2004 the Company announced the formation of the Western Bushveld Joint Venture

(“WBJV”) with Anglo Platinum Limited and Africa Wide Mining. Exploration work commenced immediately thereafter on the project and the rate of work has accelerated during the year 2005.  Activities have consisted of research and data review, prospecting, mapping, engineering, geophysical surveys, drilling and modelling of the project area.

At the time of writing there are 5 diamond drills turning on the WBJV.  In August of 2005 the Company completed an engineering review, a statement of inferred resources, and Preliminary Assessment of the first planned project on the WBJV in compliance with Canadian National Instrument 43-101.  The Company was also active with an exploration program on its War Springs project in South Africa, consisting of diamond drilling, geophysical surveys and ground prospecting.

During the year 2005 the Company executed a settlement and purchase agreement for both the surface rights and mineral rights to the Elandsfontein 102 JQ property, now a component property in the WBJV.  The total purchase price became R 7.0 million (approx. C$ 1.3 million), after a discount of R 200,000 for early settlement.  Prior to August 31, 2005 the Company paid out R 4.2 million in payments and in September 2005 paid a final payment of R 2.8 million to complete the transaction.

The Company has increased its general level of activity in the past two years in South Africa.  Activities in Canada have been reduced in 2005, as the more mature nature of the WBJV has caused it to become an investment focus for the Company.  The Company still actively reviews many potential property acquisitions in the normal course of business.

On June 6th, 2005, the Company listed its shares on the Toronto Stock Exchange (“TSX”) and became a reporting issuer in the Province of Ontario.  Prior to its TSX listing the Company’s shares traded on the Toronto Venture Exchange.  The Company is also a reporting issuer in the Provinces of British Columbia, Alberta and Quebec.

The Company is a reporting foreign issuer in the U.S.A. under Form 20-F, file no. 0-30306.  The Company’s shares were called for trading on the OTCBB in the USA under the symbol PTMQF on June 17, 2004.

Significant Acquisitions

No significant acquisitions were completed by the Company during its most recently completed financial year.

  ITEM 4:  NARRATIVE DESCRIPTION OF THE BUSINESS

General

The Company’s Canadian property portfolio includes the Agnew Lake joint venture near Sudbury, Ontario, the Lakemount Property near Wawa, Ontario, the Nipigon Project Holdings northeast of Thunder Bay, Ontario and a large land position in the Lac Des Iles PGE District, north of Thunder Bay, Ontario. In South Africa, the Company has options to acquire interests in the War Springs and Tweespalk properties located on the Northern Limb of the Bushveld Igneous Complex (“BIC”).  On the Western Limb of the BIC the Company has options to acquire various portions of the farm Onderstepoort and has acquired by purchase a 365 ha portion of the farm Elandsfontein.  Both properties are now contributed to the 67,000 ha Western Bushveld Joint Venture Project with Anglo Platinum Limited and Africa Wide Mining.  The BIC is the source of approximately 79% of the world’s platinum and is a significant producer of palladium and other platinum group elements (PGE’s), as well as chrome.

Exploration on the South Africa and Ontario properties are not affected by seasonal changes although in Ontario, heavy equipment may or may not be moved over the soft ground for approximately six weeks in the spring during thaw.

To conduct its exploration, the Company is dependent on sub-contractors for certain geological services, drilling equipment and supplies.  These are generally available but vary in price and immediacy of availability subject to demand.

The Company has not earned any revenues from operations to date.  The Company has financed its operations principally through the sale of its equity securities.  While the Company believes it has sufficient capital and liquidity to finance current operations, nevertheless, its ability to continue operations is dependent on the ability of the Company to obtain additional financing.

At this time, the Company has sufficient financial resources, however there is no assurance that additional funding will be available to it for the further exploration of its properties. The Company has relied upon external financing, including the issuance of equity securities, to fund its activities to date. The Company will continue to rely upon such forms of financing for the foreseeable future. The Company intends to obtain financing for its planned work in 2006 through any or all of joint venturing projects, debt financing, equity financing or other means.  There can be no assurance that the Company will succeed in obtaining additional financing, now or in the future.  Failure to raise additional financing on a timely basis could cause the Company to suspend its operations and eventually to forfeit or sell, at fair market value, its interests in its properties.

The majority of the Company’s exploration and development activities to date have been focused on the Western Bushveld Joint Venture project in order to advance it to the definitive feasibility stage.  During the three most recently completed fiscal years, the Company has expended approximately $12.0 million in acquisition and exploration costs on the Company’s Canadian and South African projects, with approximately 30% of such amount being expended on the Western Bushveld Joint Venture project.

Principal Mineral Properties

The Company’s current business is conducted primarily in South Africa, and to a lesser extent, in Ontario, Canada.  As at the date hereof, the Company’s WBJV and War Springs/Tweespalk properties constitute the only material properties of the Company.  See Item 3. “General Development of the Business ”.

Western Bushveld JV – Also See Summary Technical Report in Schedule “B” to this Document.

On October 26, 2004 the Company entered into a joint venture with, Anglo American Platinum Corporation Limited and Africa Wide Mineral Prospecting and Exploration (Pty) Limited (the “WBJV”) to pursue platinum exploration and development on combined mineral rights covering 67 square km on the Western Bushveld Complex of South Africa.  The transaction closed effective January 26, 2005. The Company contributed all of its interests in portions of the farms Onderstepoort 98JQ and Elandsfontein 102JQ (see ii.a. and ii.b. below). Anglo Platinum contributed its interests in portions of the farms Koedoesfontein 94JQ, Elandsfontein 102JQ and Frischgewaagd 96JQ. The Company and Anglo Platinum will each own an initial 37% working interest in the WBJV, while Africa Wide will own an initial 26% working interest. Africa Wide will work with local community groups in order to facilitate their inclusion in the economic benefits of the WBJV in areas such as training, job creation and procurement.

The Company will operate and fund an exploration program in the amount of Rand 35 million (at August 31, 2005 approx. US$5.4 Million; C$6.44 Million) over the next five years. Minimum expenditures in year one of Rand 5 million were completed by the Company before August 31, 2005.  Optional expenditures in years two and three are also Rand 5 million and in years four and five are Rand 10 million in each year. After R35 million in expenditures have been funded by PTM, the parties will fund their portion of further expenditures pro-rata based on their working interest in the WBJV.

Once a bankable feasibility study has been completed the respective interest of the parties will be adjusted to reflect their relative contribution of measured, indicated and inferred ounces determined in accordance with the South African SAMREC geological code at rates of US $0.50 per inferred ounce, US $3.20 per indicated ounce and US $6.20 per measured ounce. Each party will have the opportunity to contribute capital necessary, if so desired, to maintain their respective initial working interest in the JV. The JV agreement also provides a mechanism whereby Anglo Platinum may elect to become a “non-contributory participant” to the JV and by doing so would be subject to dilution.

Western Bushveld JV – Elandsfontein interest

In December 2002 the Company acquired an option to purchase 100% of the surface and mineral rights to 365.64 hectares of the farm Elandsfontein 102 JQ located in the Western Bushveld area. The Company made an initial payment to the Vendors of R 150,000 (approx. C$29,500) and agreed to terms for the purchase of both mineral and surface rights.

The Company exercised its option to purchase the Elandsfontein property by way of written notice on June 26, 2003. A dispute arose with the Vendors as to the purchase price and the matter was referred for Expert Determination as provided for in the option agreement.

In May 2005 the Company and the Vendors reached agreement whereby the Company would purchase all surface and mineral rights to the property in exchange for 7.2 million Rand payable in five instalments to December 15, 2005.  At August 31, 2005 payments of 4.2 million Rand had been made.  After year-end, on September 16, 2005, the Company made a final discounted payment of R 2.8 million to close the purchase three months early for a reduced total cost of Rand 7.0 million.  In September 2005 the Company was granted a “new order” prospecting permit under the new Mineral and Petroleum Resources Development Act (2002) over the Elandsfontein property.

Western Bushveld JV -  Onderstepoort interest

During 2003 the Company entered into three option agreements to acquire mineral rights on seven portions comprising approximately 1085 hectares of the farm Onderstepoort 98 JQ located in the Western Bushveld. The Company may earn 100% of the mineral rights over 647 hectares and 50% of the mineral rights over the balance of 438 hectares. To earn its interests the Company must make aggregate prospecting and option payments over time to the vendors of R 12.44 million (approximately C $2.24 million) ending April 2008.  Of this amount R 443,000 has been paid.  During 2004 the Company was granted old order prospecting permits on five portions of the farm.  In 2005 the Company was granted new order prospecting permits on the remaining two farm portions. Certain portions covering 569 ha are subject to the vendors right to participate as to a 7.5% working interest, or to convert 1% NSR royalty, which the Company may buy-back for R 5,000,000 (approximately C $900,000).

War Springs and Tweespalk - Also See Summary Technical Report in Schedule “C” to this Document.

On June 3, 2002, the Company entered an option agreement whereby it may earn a 100% interest in the 2,396 hectare War Springs property and the 2,177 hectare Tweespalk property both located in the Northern Limb or Platreef area of the Bushveld Complex north of Johannesburg. Acquisition and exploration costs on these properties to August 31, 2005 total $2,572,933 (August 31, 2004 - $1,350,015).

The Company may purchase 100% of these mineral rights at any time within three years from the grant of a prospecting permit on each property for US$475 per hectare in year one, or US$570 per hectare in year two, or US$690 per hectare in year three. The Company must also pay prospecting fees to the vendors of US$2.50 per hectare in year one, US$2.75 per hectare in year two and US$3.25 per hectare in year three. Prospecting permits were granted to the Company in August 2003 for the Tweespalk property and February 2004 for the War Springs property. The vendors retain a 1% NSR Royalty on the property, subject to the Company’s right to purchase the NSR at any time for US$1.4 million. A 5% finders’ fee applies to vendor payments.

Black Economic Empowerment groups Africa Wide Mineral Prospecting and Exploration (Pty) Limited and Taung Minerals (Pty) Ltd. each have been granted a 15% interest in the War Springs project carried to bankable feasibility.  The Company’s retains a net 70% project interest.

Africa Wide also has a 30% participating interest in the Tweespalk property.  The Company has not recorded a receivable for Africa Wide’s share of costs to date, which at August 31, 2005 are calculated to be $250,994 (August 31, 2004 - $214,840).  The Company expects that Africa Wide will be able to fund their share of costs in the future and amounts recovered from Africa Wide will be treated as a reduction of costs relating to the Tweespalk property.

Lakemount - Also See Summary Technical Report in Schedule “D” to this Document.

On November 6, 2003 the Company acquired an option to earn up to a 62% interest in the 3,017 hectare Lakemount property located near Wawa, Ontario. The Company may earn up to a 51% undivided property interest by completing $2.5 million in exploration and development expenditures ($1,079,611 incurred to August 31, 2005) and by making staged payments totalling $150,000 ($50,000 paid) and 150,000 common shares (25,000 issued) by December 31, 2008. The Company may acquire an additional 11% interest in the property by making a payment of $3.3 million to an underlying holder. The property is subject to NSR royalties ranging from 1.5% to 3.0% and a net sales royalty on precious stones of 1.5%, subject to buy-out and buy-down provisions.

Non – Principal Mineral Properties

The Company currently maintains rights to several non-principal properties for strategic or exploration purposes:

Lac des Iles River

On May 5, 2000, New Millennium entered into an option agreement to acquire a 50% interest in the Lac des Iles River property in exchange for payments of $38,500 over three years (paid) and the completion of exploration expenditures in the amount of $1,000,000 over five years, $548,399 of which has been incurred to August 31, 2005. The Lac des Iles River Option Agreement was amended January 27, 2005 to allow the Company an additional three years, to May 5, 2008, to meet its exploration commitments in exchange for making annual cash payments of $5,000 to May 5, 2008 ($20,000 total) and undertaking a minimum of $50,000 in annual exploration expenditures. The Company can earn an additional 10% interest on completion of a feasibility study within a further three years.

Moss Lake

On August 5, 2004 the Company optioned a 100% property interest in the Moss Lake property for optional cash payments of $85,000 over 3 years ($25,000 paid) and optional share payments of 40,000 common shares over 3 years. The property is subject to an underlying 3% NSR Royalty, from which the Company may buy-back 2.0% at a price of $500,000 per one-half percentage point bought back.

South Legris

In April 2000 the Company acquired an option to earn a 50% interest in 261 mineral claims located near Thunder Bay, Ontario known as the South Legris property in exchange for cash payments of $98,300 (paid) and the expenditure of $1,000,000 ($492,330 incurred) in exploration expenditures within 5 years of the date of the agreement. The Company terminated the option in 2004 and $587,369 in deferred costs related to the property were written off at August 31, 2004. The South Legris Option Agreement was later amended on January 27th, 2005 to allow the Company an additional three years (to April 10,2008) to meet it’s exploration commitments in exchange for making annual cash payments of $5,000 to April 10, 2008 ($15,000 total) and undertaking a minimum of $50,000 in annual exploration expenditures. The Company can earn an additional 10% interest in the property by completing a feasibility study within 36 months of earning the 50% interest described above.

Seagull

On September 24, 2004 the Company acquired an option to earn up to a 70% interest in the Seagull property located in the Nipigon region of Ontario. The Company can earn an initial 50% property interest by completing certain exploration expenditures and cash payments over 5 years. Cumulative exploration expenditures required are $500,000 ($697,978 incurred to August 31, 2005) within 12 months from the date of the option agreement, $1.5 million within 24 months, $3.0 million within 36 months, $5.0 million within 48 months, and a cumulative total of $7.5 million within 60 months from the date of the option agreement. The Company can earn an additional 10% property interest by completing a bankable feasibility study for the property and may then earn a further 10% property interest by providing or arranging production financing. Required cash payments to the vendors are an initial $75,000 within 30 days of the agreement (paid), $75,000 within year one, $125,000 within year two, $125,000 within year three, $150,000 within year four, and $200,000 within year five for an aggregate total of $750,000. The property is subject to underlying NSR Royalties of 2.4% from which the Company may buy-back 1.4% for $2.0 million.  The payment due September 24, 2005 has not been paid and the Company is re-negotiating the terms of the agreement with the vendors.

Shelby Lake

On June 28, 2000, New Millennium entered into an option agreement to earn up to 60% interest in the Shelby Lake property, located in the Lac des Iles area. To earn a 50% interest the Company is required to make cash payments of $10,000 (paid), issue 30,303 shares (issued) and complete $500,000 in exploration expenditures over a four-year period. To August 31, 2005 the Company has incurred costs of $565,444 (August 31, 2004 - $564,559). The Company may earn a further 10% interest by expending a further $500,000 over an additional 30-month period. The property is subject to a 2% NSR royalty; of which the Company can purchase one half back for $500,000.

Mineral Properties Written Down

During fiscal 2005 the carrying values of certain non-material mineral properties of the Company were determined to be impaired, resulting in a write-off in the amount of $974,294 (August 31, 2004 - $1,044,542).  In some cases such properties were returned to vendors or abandoned.  In others the Company retained title despite the write down:

Dog River

The Company acquired a 100% interest in the Dog River property, located in the Lac des Iles area, subject to a 2.5% NSR royalty in favour of the original vendor.  The Dog River property was abandoned as of May 31, 2005, resulting in a write-off in the amount of $214,517.

Pebble

On March 30, 2000, the Company acquired an option to earn a 51% interest in the Pebble property located near Thunder Bay, Ontario in exchange for cash payments of $34,000 (paid) and the expenditure of $500,000 ($197,308 incurred) in exploration.  The agreement was extended in 2005 to allow the Company additional time to meet its exploration commitments in exchange for a $5,000 payment.  The property was subsequently abandoned as of May 31, 2005, resulting in a write-off of $236,708.

Agnew Lake

The Company has earned a 99% interest in certain claims located near Sudbury, Ontario known as the Agnew Lake property subject to a 2% royalty interest payable to the original vendor. The Company optioned the Agnew Lake property to Pacific Northwest Capital Corporation (“PFN”) on June 18, 2000. PFN may acquire up to a 50% interest in the Agnew Lake Property by issuing 50,000 shares to the Company (received), making cash payments to the Company totalling $200,000 (received) and incurring $500,000 in exploration costs to its own account. In the event that PFN does not incur the required $500,000 in exploration expenses they may exercise their option by payment to the Company of any remaining unspent balance in PFN common shares. According to the terms of a 2001 amendment PFN has paid the Company four payments of 75,000 PFN shares towards the exercise of PFN’s option. PFN is the project operator and is responsible for completion of all assessment and filing requirements as long as it remains operator.

On June 22, 2001, the Company and PFN optioned their property interests to Kaymin Resources Limited (“Kaymin”), a subsidiary of Anglo American Platinum Corporation Limited. Kaymin may acquire a 50% interest in the combined rights and interests of the Company and PFN by making cash payments of $200,000 to each party (received) and incurring exploration expenditures of not less than $6,000,000. Kaymin can earn an additional 10% interest by completing a bankable feasibility study and arranging financing for any development or construction.

At August 31, 2005, the Company had directly performed $512,265 worth of exploration work and caused further work of approximately $3,140,805 to be performed through the joint venture arrangement with PFN and Kaymin.  At August 31, 2005 the project was not active and the Company wrote off its remaining investment in the property amounting to $276,852.  Subsequent to August 31, 2005 Kaymin advised the Company that it would cease further funding of the project.  Kaymin also notified the Company that they would vest as to a 26.17% interest in the property in accordance with the terms of their option agreement.

Risk Factors

An investment in Common Shares entails certain risk factors, which should be considered carefully.  The following is a brief discussion of those distinctive or special characteristics of the Company’s operations and industry that may have a material impact on, or constitute risk factors in respect of, the Company’s future financial performance.

The Company, and thus the securities of the Company, should be considered a highly speculative investment and investors should carefully consider all of the information disclosed in this Annual Report prior to making an investment in the Company. In addition to the other information presented in this management discussion and analysis, the following risk factors should be given special consideration when evaluating an investment in the Company’s securities.

Foreign Country and Political Risk

All of the Company’s property interests are located in Canada and the Republic of South Africa and consequently the Company is subject to certain risks, including currency fluctuations and possible political or economic instability in these countries which may result in the impairment or loss of mineral concessions or other mineral rights, and mineral exploration and mining activities may be affected in varying degrees by political stability and government regulations relating to the mining industry.  Any changes in regulations or shifts in political attitudes are beyond the control of the Company and may adversely affect its business.  Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, foreign exchange controls, income taxes, expropriation of property, environmental legislation and mine safety.

Exploration and Mining Risks

All of the Company’s properties are in the exploration stage of development and no known reserves have been discovered on such properties. There is no certainty that the expenditures to be made by the Company or its joint venture partners in the exploration of its properties described herein will result in discoveries of precious metals in commercial quantities or that any of the Company’s properties will be developed. Most exploration projects do not result in the discovery of precious metals and no assurance can be given that any particular level of recovery of precious metals will in fact be realized or that any identified resource will ever qualify as a commercially mineable (or viable) resource which can be legally and economically exploited. Estimates of reserves, mineral deposits and production costs can also be affected by such factors as environmental permit regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. In addition, the grade of precious metals ultimately discovered may differ from that indicated by drilling results. There can be no assurance that precious metals recovered in small-scale tests will be duplicated in large-scale tests under on-site conditions or in production scale.

Financing Risks

The Company has limited financial resources, has no source of operating cash flow and has no assurance that additional funding will be available to it for further exploration and development of its projects or to fulfil its obligations under any applicable agreements.  Although the Company has been successful in the past in obtaining financing through the sale of equity securities, there can be no assurance that it will be able to obtain adequate financing in the future or that the terms of such financing will be favourable.  Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of its projects with the possible loss of such properties.

Environmental and other Regulatory Requirements

Environmental legislation on a global basis is evolving in a manner that will ensure stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessment of proposed development and a higher level of responsibility for companies and their officers, directors and employees. There is no assurance that future changes to environmental legislation in Canada or South Africa will not adversely the Company’s operations. Environmental hazards may exist on properties in which the Company holds interests which are unknown at present and which have been caused by previous or existing owners or operators. Furthermore, future compliance with environmental reclamation, closure and other requirements may involve significant costs and other liabilities. In particular, the Company’s operations and exploration activities are subject to Canadian and South African national and provincial laws and regulations governing protection of the environment. Such laws are continually changing and, in general, are becoming more restrictive.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

Limited Experience with Development-Stage Mining Operations

The Company has limited experience in placing resource properties into production, and their ability to do so will be dependent upon using the services of appropriately experienced personnel or entering into agreements with other major resource companies that can provide such expertise.  There can be no assurance that the Company will have available to it the necessary expertise when and if it places its resource properties into production.

Estimates of Mineral Reserves and Resources and Production Risks

The mineral reserve and resource estimates included in this Annual Information Form are estimates only and no assurance can be given that any particular level of recovery of minerals will in fact be realized or that an identified reserve or resource will ever qualify as a commercially mineable (or viable) deposit which can be legally and economically exploited. In addition, the grade of mineralization ultimately mined may differ from that indicated by drilling results and such differences could be material.  Production can be affected by such factors as permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions.  Short term factors, such as the need for orderly development of deposits or the processing of new or different grades, may have an adverse effect on mining operations and on the results of operations.  There can be no assurance that minerals recovered in small scale laboratory tests will be duplicated in large scale tests under on-site conditions or in production scale operations.  Material changes in reserves or resources, grades, stripping ratios or recovery rates may affect the economic viability of projects.  The estimated reserves and resources described in this Annual Information Form should not be interpreted as assurances of mine life or of the profitability of future operations.

Mineral Prices

The mining industry in general is intensely competitive and there is no assurance that, even if commercial quantities of mineral resources are developed, a profitable market will exist for the sale of such product. Factors beyond the control of the Company may affect the marketability of any minerals discovered. No assurance may be given that metal prices will remain stable. Significant price fluctuations over short periods of time may be generated by numerous factors beyond the control of the Company, including domestic and international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and increased production due to improved mining and production methods. The effect of these factors on the price of minerals and therefore the economic viability of any of the Company’s exploration projects cannot accurately be predicted. As the Company is in the exploration stage, the above factors have had no material impact on present operations or income.

Uninsured Risks

In the course of exploration, development and production of mineral properties, certain risks, and in particular, unexpected or unusual geological operating conditions including rock bursts, cave-ins, fire, flooding and earthquakes may occur.  It is not always possible to fully insure against such risks as a result of high premiums or other reasons.  Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the securities of the Company.

Competition

The Company will compete with many international companies that have substantially greater financial and technical resources than it for the acquisition of mineral concessions as well as for the recruitment and retention of qualified employees.

Share Price Fluctuations

In recent years, the securities markets in Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those considered development stage companies, have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. In particular, the per share price of the common shares of the Company fluctuated from a high of $1.32 to a low of $0.74 within the 12-month period preceding the date of this Annual Information Form.  There can be no assurance that continual fluctuations in price will not occur.

Title Matters

The acquisition of title to mineral concessions in the Republic of South Africa is a detailed and time consuming process.  Title to and the area of mining concessions may be disputed.  While the Company has diligently investigated title to all mineral concessions and, to the best of its knowledge, title to all properties is in good standing, this should not be construed as a guarantee of title.  Title to the properties may be affected by undisclosed and undetected defects.

Repatriation of Capital and Earnings

Loan capital or equity capital may be introduced into South Africa through a formal system of Exchange Control.  Proceeds from the sale of assets in South Africa owned by a non-resident are remittable to the non-resident.  Approved loan capital is generally remittable to a non-resident company from business profits.  Dividends declared by a non-listed South African company are remittable to non-resident shareholders.  However, there can be no assurance that restrictions on repatriation of earnings from the Republic of South Africa will not be imposed in the future.

Enforcement of Civil Liabilities

As substantially all of the assets of the Company and its subsidiaries are located outside of Canada, and certain of the directors and officers of the Company are resident outside of Canada, it may be difficult or impossible to enforce judgements granted by a court in Canada against the assets of the Company and its subsidiaries or the directors and officers of the Company residing outside of Canada.

Currency Fluctuations

The Company’s operations in the Republic of South Africa make it subject to foreign currency fluctuations and such fluctuations may materially affect its financial position and results.

Dependence On Key Management

The Company’s development to date has largely depended and in the future will continue to depend on the efforts of key management.  Loss of any of these people could have a material adverse effect on the Company and its business.  In this sense the Company has been, and continues to be, particularly reliant on Mr. R. Michael Jones, PTM’s Chairman and a director, Mr. Frank Hallam, PTM’s Chief Financial Officer and a director and Mr. John Gould, Managing Director of PTM-RSA.  However, should Messrs. Jones, Hallam or Gould’s involvement with the Company be curtailed for any reason in the foreseeable future, such curtailment could have a significant adverse material impact on the Company and, therefore, the price of its shares.

Corporate Governance

A system of internal control is maintained by management to provide reasonable assurance that assets are safeguarded and financial information is accurate and reliable. The Board of Directors approves the financial statements and ensures that management discharges its financial responsibilities. The Board’s review is accomplished principally through the audit committee, which is composed of independent non-executive directors. The audit committee meets periodically with management and auditors to review financial reporting and control matters. The Board of Directors has also appointed a compensation committee composed of non-executive directors whose recommendations are followed with regard to executive compensation. From time to time the board may also form special sub-committees, which must investigate and report to the Board on specific topics.

The audit committee has adopted a written charter setting out its mandate and responsibilities, a copy of which is set forth at Schedule “A” to this document.

Selected Financial Information

The Company has been more active in 2005 than in past years.  During the fiscal year 2005 the Company incurred a loss of $3,795,648 (2004 – $2,242,627). Before a non-cash charge for stock based compensation of $1,283,289 (2004 – $92,881), general and administrative expenses totalled $2,466,085 (2004 – $1,723,248). Interest, other income and recoveries amounted to $218,373 (2004 – $430,106).  The Loss for the year includes mineral property write down expenses of $974,294 (2004 – $1,044,542) and is reduced by a provision for future income tax recoveries of $793,000 (2004 - $278,000).

The following tables set forth selected financial data from the Company’s Interim and Audited Financial Statements and should be read in conjunction with those financial statements:

	Period ended Aug. 31, 2005	Year ended Aug. 31, 2004	Year ended Aug. 31, 2003
Statement of Operations Data:
Revenue (interest & other income)	$218,373	$430,106	$177,068
Net Income (Loss)	($3,795,648)	($2,242,627)	($1,748,993)
Net Income (Loss) per Share	($0.10)	($0.07)	($0.07)
Total Assets	$15,102,926	$9,134,019	$5,086,421
Long Term Debt	Nil	Nil	Nil
Dividends	Nil	Nil	Nil

Balance Sheet Data:
Cash	$2,750,461	$2,423,176	$994,650
Current Assets (excluding cash)	$649,384	$589,787	$159,231
Mineral Properties	$12,091,549	$5,995,550	$3,891,653
Fixed Assets	$213,793	$125,506	$40,887
Current Liabilities	$2,003,562	$659,895	$169,548
Shareholders’ Equity	$13,679,056	$8,047,124	$4,557,873

The following table sets forth selected quarterly financial information for each of the last eight (8) quarters:

Quarter Ending	Revenue (interest & other income)	Net Loss	Net Loss per share
August 31, 2005	$87,850	($62,634)	($0.00)
May 31, 2005	$44,993	($975,865)	($0.03)
February 28, 2005	$47,089	($2,157,952)	($0.05)
November 30, 2004	$38,441	($599,197)	($0.02)
August 31, 2004	$49,833	($898,979)	($0.03)
May 31, 2004	$46,906	($746,655)	($0.02)
February 29, 2004	$293,162	($196,152)	($0.01)
November 30, 2003	$40,205	($400,841)	($0.01)

  ITEM 5:  DIVIDENDS

The Company has not declared nor paid dividends on its common shares. The Company has no present intention of paying dividends on its common shares, as it anticipates that all available funds will be invested to finance the growth of its business.

 ITEM 6:  DESCRIPTION OF CAPITAL STRUCTURE

General

The Company is authorized to issue an unlimited number of common shares without par value of which 45,398,527 common shares were issued as of November 25, 2005.  The holders of common shares are entitled to receive notice of and attend all meetings of shareholders with each common share held entitling the holder to one vote on any resolution to be passed at such shareholder meetings.  The holders of common shares are entitled to dividends if, as and when declared by the board of directors of the Company.  The common shares are entitled upon liquidation, dissolution or winding up of the Company to receive the remaining assets of the Company available for distribution to shareholders.

 ITEM 7:  MARKET FOR SECURITIES

The Company’s common shares are listed and posted for trading on The Toronto Stock Exchange under the symbol PTM and on the OTCBB under the symbol PTMQF.

Trading Price and Volume

The following table provides information as to the high, low and closing prices of the Company’s shares during the 12 months of the most recently completed financial year as well as the volume of shares traded for each month:

Month	High	Low	Volume
September, 2004	1.24	0.90	45,042
October, 2004	1.24	0.83	72,345
November, 2004	1.17	0.95	95,431
December, 2004	1.15	0.98	41,723
January, 2005	1.09	0.90	69,795
February, 2005	1.08	0.93	104,555
March, 2005	1.26	0.97	151,586
April, 2005	1.15	0.85	64,133
May, 2005	0.95	0.74	75,876
June, 2005	1.00	0.80	81,127
July, 2005	0.99	0.85	80,515
August, 2005	1.32	0.95	237,695

Prior Sales

The following table provides disclosure as to the securities of the Company issued but not listed on the Toronto Stock Exchange as of November 29, 2005:

Date of Sale	Type of Security	Number of Securities	Exercise/ Conversion Price	Expiry Date
July 14, 2004	Share Purchase Warrants	700,207	$1.35	January 14, 2006
April 14, 2005	Share Purchase Warrants	3,017,327	$1.50	October 14, 2006
October 13, 2005	Share Purchase Warrants	747,000	$1.75	April 13, 2007
October 14, 2005	Share Purchase Warrants	203,000	$1.75	April 14, 2007
October 21, 2005	Share Purchase Warrants	150,000	$1.75	April 21, 2007

  ITEM 8:  ESCROWED SECURITIES

The Company has no securities held in escrow at this time.

 ITEM 9:  DIRECTORS AND OFFICERS

The names, positions or offices held with the Company,  province/state and country of residence, and principal occupation of the directors and officers of the Company are as follows:

Name, Position and Province/State and Country of Residence (1)	Principal Occupation (1)	Director/Officer since (2)
R. MICHAEL JONES Chairman, President, CEO & Director Resident of British Columbia, Canada	Professional Geological Engineer Chairman, President, CEO & Director of the Company	February, 2000
FRANK R. HALLAM CFO & Director Resident of British Columbia, Canada	Chartered Accountant	February 2002(5)
BARRY SMEE(3) (4) Secretary & Director Resident of British Columbia, Canada	Geologist and geochemist President of Smee & Associates, a geological and geochemistry consulting firm	February, 2000
IAIN MCLEAN(3) (4) Director & Consultant of Corporate Development Resident of British Columbia, Canada	CEO of Municipal Software Corporation Canada, a software development company based in Victoria, BC	October, 2000
ERIC CARLSON(3) Director Resident of British Columbia, Canada	President of Anthem Properties, real estate development, investment and management business established in 1991	February 2005

Notes:

(1)

The information as to place of residence and principal occupation, not being within the knowledge of the Company, has been furnished by the respective directors individually.

(2)

the term of the directors of the Company expires at the annual general meeting of shareholders where they can be nominated for re-election.  The officer’s hold their office at the discretion of the board but typically on an annual basis, after the annual general meeting, the directors pass resolutions to appoint their officers and committees.

(3)

Member of the Audit Committee.

(4)

Member of the Compensation Committee.

(5)

Founder of New Millennium Metals (1983) which merged with Platinum Group Metals Ltd February 18, 2002

At this time PTM does not have an Executive Committee.

As of November 25, 2005, directors and officers of the Company own or control approximately 2,475,218 common shares of the Company representing approximately 5.45% of its issued and outstanding shares.

Corporate Cease Trade Orders or Bankruptcies

No director or any proposed management nominee for election as a director of the Company is, or during the ten years preceding the date of this Annual Information Form has been, a director or officer of any company that, while the person was acting in that capacity:

(a)

was the subject of a cease trade order or similar order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(b)

was subject to an event that resulted, after the director or proposed management nominee ceased to be a director or officer of the relevant company, in the relevant company being the subject of a cease trade order or similar order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(c)

within a year of the director or proposed management nominee ceasing to be a director or officer of the relevant company, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement, or compromise with creditors, or had a receiver, receiver manager, or trustee appointed to hold its assets.

Penalties or Sanctions

No director or officer of the Company has been the subject of any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority or, except as hereafter set out, has been subject to any other penalties or sanctions imposed by a court or regulatory body that would be likely to be considered important to a reasonable investor in making an investment decision.

In 1991, R. Michael Jones breached section 147 of the Alberta Securities Act in relation to late filing of insider reports. A settlement was reached and fulfilled, which included a fine of $250.00.

Personal Bankruptcies

During the ten years preceding the date of this Annual Information Form, no director or proposed management nominee for election as a director of the Company has been declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

Conflicts of Interest

The Company’s directors and officers may serve as directors or officers of other companies or have significant shareholdings in other resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of the Company’s directors, a director who has such a conflict will abstain from voting for or against the approval of such a participation or such terms. From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program.  It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment. In accordance with the laws of British Columbia the directors of the Company are required to act honestly, in good faith and in the best interests of the Company.  In determining whether or not the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

The directors and officers of the Company are aware of the existence of laws governing the accountability of directors and officers for corporate opportunity and requiring disclosures by the directors of conflicts of interest and the Company will rely upon such laws in respect of any directors’ and officers’ conflicts of interest or in respect of any breaches of duty by any of its directors and officers.  All such conflicts will be disclosed by such directors or officers in accordance with the laws of British Columbia shall govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.  The directors and officers of the Company are not aware of any such conflicts of interests.

 ITEM 10:  AUDIT COMMITTEE

Under Multilateral Instrument 52-110 – Audit Committees (“MI 52-110”), companies are required to provide disclosure with respect to their audit committee including the text of the audit committee’s charter, composition of the audit committee and the fees paid to the external auditor.  Accordingly the Company provides the following disclosure with respect to its audit committee:

The Audit Committee’s Charter

See Appendix A

Composition of the Audit Committee

Following the election of the directors pursuant to this Information Circular, the following will be the members of the Audit Committee:

Barry Smee	independent(1)	Financially literate(2)
Iain McLean	independent(1)	Financially literate(2)

Eric Carlson	independent(1)	Financially literate(2)

(1)

A member of an audit committee is independent if the member has no direct or indirect material relationship with the Company, which could, in the view of the Board of Directors, reasonably interfere with the exercise of a member’s independent judgment.

(2)

An individual is financially literate if he has the ability to read and understand a set of financial statements that present a breadth of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

Relevant Education and Experience

The education and experience of each Audit Committee member that is relevant to the performance of his responsibilities as a member of the Audit Committee are as follows:

Mr. McLean has an M.B.A. from Harvard Business School and a B.Sc (Eng.) in Mining from the Imperial College of Science and Technology (London, England).  In addition to his education, Mr. McLean has gained relevant experience acting as the Chief Operating Officer of several private high technology companies since 1995 and as the Vice President of Operations at Ballard Power Systems from 1993 to 1995.

Mr. Carlson is a Chartered Accountant and holds a Bachelor of Commerce degree from the University of British Columbia.

Mr. Smee received a B.Sc. in Geology and Chemistry from the University of Alberta in 1969, and a Ph.D. in Geochemistry from the University of New Brunswick in 1983. He has worked in government and private industry since 1969 where he held positions from Regional Geochemist to Exploration Manager. Dr. Smee started his consulting company in 1990, which provides geochemical, analytical, quality control and audit services to mining companies throughout the world.

Reliance on Certain Exemptions

 [If Company is a non- venture issuer, no disclosure required if, since the commencement of the Company’s most recently completed financial year, the Company has not relied on the exemption in:

Section 2.4 of MI 52-110 (De Minimis Non-audit Services), Section 3.2 (Initial Public Offering), Section 3.4 (Events outside Control of Member), Section 3.5 (Death, Disability or Resignation of Audit Committee Member) or in whole or in part, granted under Part 8(Exemptions) of MI 52-110;

Subsection 3.3(2) of Form 52-110F or Section 3.6 (Temporary Exemption for Limited and Exceptional Circumstances); and

Section 3.8 of Form 52-110F.]

Audit Committee Oversight

[No disclosure required if, since the commencement of the Company’s most recently completed financial year, there was no recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board.]

Pre-Approval Policies and Procedures

[If the Audit Committee has adopted specific policies and procedures for the engagement on non-audit services describe such policies and procedures here. Sample disclosure is as follows: “The Audit Committee is authorized by the Board to review the performance of the Company’s external auditors and approve in advance provision of services other than auditing and to consider the independence of the external auditors, including reviewing the range of services provided in the context of all consulting services bought by the Company.  The Audit Committee is authorized to approve any non-audit services or additional work which the Chairman of the Audit Committee deems as necessary who will notify the other members of the Audit Committee of such non-audit or additional work.”]

External Auditor Service Fees (By Category)

The aggregate fees billed by the Company’s external auditors in each of the last two fiscal years for audit fees are as follows:

Financial Year Ending	Audit Fees(1)	Audit Related Fees(2)	Tax Fees(3)	All Other Fees(4)
2005	$75,848	$15,790	$2,227	$ Nil
2004	$68,838	$23,980	$ 2,459	$ Nil

(1)

The aggregate audit fees billed.

(2)

The aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements, which are not included under the heading “Audit Fees”.

(3)

The aggregate fees billed for professional services rendered for tax compliance, tax advice and tax planning.

(4)

The aggregate fees billed for products and services other than as set out under the headings “Audit Fees”, “Audit Related Fees” and “Tax Fees”.

ITEM 11:  PROMOTERS

Shareholder relations’ expense during the year totalled $75,323 (2004 – $38,090). Since 2003 the Company has managed its shareholder relations as an internal function. The Company has been active in raising its profile with both retail and institutional investors. Since May 2005 Roth Investor Relations has been contracted at a rate of US $5,000 per month to provide distribution of the Company’s information to US institutions and other international analysts and money managers. Prior to May 2005 Roth was contracted by the Company to provide services, on an invoice basis, as needed from time to time.  Roth has offices in New Jersey, USA and affiliated offices in London and Johannesburg.  Mr. Larry Roth is the Company’s primary contact with the firm. Since June 2005 Mr. Tony Mahalski of LM Associates in London, U.K., has been engaged for a fee of £1,000 per month for the purpose of general business development and the raising of the Company’s profile in Europe. Mr. Mahalski was issued 50,000 incentive stock options at a price of C$1.00 per share upon his engagement.

ITEM 12:  LEGAL PROCEEDINGS

There are no pending or material proceedings to which the Company is or is likely to be a party or of which any of its properties is or is likely to be the subject.  However, the Elandsfontein property in South Africa is the subject of a binding arbitration process with the Vendor.  The Company exercised its option to purchase the Elandsfontein Property by way of a written notice on June 26, 2003.  The initial 10% of the purchase price for the mineral rights was tendered under the terms of the option agreement.  The

Vendors refused the tender and claim that the purchase price is unascertained or unascertainable and that the agreement is therefore void.  The matter has been referred for Expert Determination as provided for in the option agreement.  Management believes that its claims under the terms of the option agreement are strong and the matter will be determined in the Company’s favour.

 ITEM 13:  INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No person who has been a director or executive officer of the Company at any time since the beginning of the last fiscal year, nor any associate or affiliate of any of the foregoing, has any material interest, directly or indirectly, by way of beneficial ownership of securities or otherwise, in any material transactions of the Company.

 ITEM 14:  TRANSFER AGENTS AND REGISTRARS

The Company’s transfer agent and registrar is Pacific Corporate Trust Company.  Transfers may be effected and registration facilities are maintained at each of the following offices:  (i) 10th floor, 625 Howe Street, Vancouver, BC  V6C 3B8; and (ii) Suite 1101 – 4 King Street, Toronto, Ontario  M5H 1B6.

 ITEM 15:  MATERIAL CONTRACTS

The Company entered into several contracts in the normal course of business during fiscal 2005.  Of these the WBJV agreement is material.  See Item 3. – General Development of the Business and Item 4. – Narrative Description of the Business.

ITEM 16:  INTERESTS OF EXPERTS

Charles J. Muller of Global Geo Services (Pty) Ltd. acted as external Qualified Person with regard to the “Inferred Resource Declaration: War Springs (Oorlogsfontein 45KS), Northern Limb Platinum Property” as filed on November 23, 2005.  To the knowledge of the Company, he has not owned and does not now own any Common Shares of the Company.

Gordon Ian Patterson and Timothy Vyvyan Spindler of Turnberry Projects (Pty) Ltd. acted as external Qualified Persons with regard to the “Independent Preliminary Assessment Scoping Study Report and Resource Update: Western Bushveld Joint Venture Elandsfontein Project (Project 1)” as filed on August 17, 2005.  To the knowledge of the Company, neither has owned or now owns any Common Shares of the Company.

Charles J. Muller of Global Geo Services (Pty) Ltd. acted as external Qualified Person with regard to the “Independent Preliminary Assessment Scoping Study Report and Resource Update: Western Bushveld Joint Venture Elandsfontein Project (Project 1)” as filed on August 17, 2005.  To the knowledge of the Company, he has not owned and does not now own any Common Shares of the Company.

Charles J. Muller and Eugene H. Siepker of Global Geo Services (Pty) Ltd. acted as external Qualified Persons with regard to the “Western BIC Project Geological Assessment and Resource Estimation, North West Province of the Republic of South Africa as filed on April 22, 2005.  To the knowledge of the Company, neither has owned or now owns any Common Shares of the Company.

Greg Z. Mosher and David W. Rennie of Roscoe Postle Associates Inc. acted as external Qualified Persons with regard to the “Technical Report on the Lakemount Ni-Cu-PGE Zone, Wawa Ontario” as filed on March 11, 2005.  To the knowledge of the Company, neither has owned or now owns any Common Shares of the Company.

Michael McWha acted as external Qualified Person with regard to the “Technical Report on Exploration Undertaken on the Tweespalk, War Springs (Oorlogsfontein), Northern Limb Platinum Properties” as filed on May 11, 2005.  To the knowledge of the Company, he has not owned and does not now own any Common Shares of the Company.

 ITEM 17:  ADDITIONAL INFORMATION

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in the Company’s Information Circular in respect of its most recent annual meeting of shareholders that involved the election of directors.  Additional financial information is available in the Company’s comparative audited consolidated financial statements together with the auditor’s report thereon for its most recently completed fiscal year.

A copy of this Annual Information Form, the Company’s Information Circular for its most recent annual meeting and the financial statements (including any interim statements from the past fiscal year) may be found on the SEDAR website at www.sedar.com or be obtained upon request from the Secretary of the Company.  A reasonable fee for copying may be charged if the request is made by a person who is not a registered security holder of the Company.

SCHEDULE “A”
AUDIT COMMITTEE CHARTER OF PLATINUM GROUP METALS LTD.

1.

Overall Purpose / Objectives

1.1

The Audit Committee will assist the board of directors (the “Board”) in fulfilling its responsibilities.  The Audit Committee will review the financial reporting process, the system of internal control and management of financial risks, the audit process, and the Company’s process for monitoring compliance with laws and regulations and its own code of business conduct.  In performing its duties, the Audit Committee will maintain effective working relationships with the Board, management, and the external auditors and monitor the independence of those auditors. To perform his or her role effectively, each Audit Committee member will obtain an understanding of the responsibilities of Audit Committee membership as well as the Company’s business, operations and risks.

2.

Authority

2.1

The Board authorizes the Audit Committee, within the scope of its responsibilities, to seek any information it requires from any employee and from external parties, to obtain outside legal or professional advice and to ensure the attendance of Company officers at meetings as appropriate.

3.

Organization

Membership

3.1        The Audit Committee will be comprised of at least three members, a majority of which are not officers or employees of the Company, least one of whom will have accounting or related financial management expertise.

3.2        The chairman of the Audit Committee will be nominated by the committee from time to time.

3.3        A quorum for any meeting will be two members.

3.4        The secretary of the Audit Committee will be the Secretary of the Company, or other such person as may be nominated by the Chairman of, and approved by, the Audit Committee.

Attendance at Meetings

3.5        The Audit Committee may invite such other persons (e.g. the President or Chief Financial Officer) to its meetings, as it deems appropriate.

3.6       Meetings shall be held not less than four times a year.  Special meetings shall be convened as required.  External auditors may convene a meeting of the Audit Committee if they consider that it is necessary.

3.7       The proceedings of all meetings will be minuted.

4.

Roles and Responsibilities

4.1        The Audit Committee will:

(a)

Gain an understanding of whether internal control recommendations made by external auditors have been implemented by management.

(b)

Gain an understanding of the current areas of greatest financial risk and whether management is managing these effectively.

(c)

Review significant accounting and reporting issues, including recent professional and regulatory pronouncements, and understand their impact on the financial statements.

(d)

Review any legal matters, which could significantly impact the financial statements as reported on by the Company’s counsel and meet with outside independent counsel whenever deemed appropriate.

(e)

Review the annual and quarterly financial statements, including Management’s Discussion and Analysis with respect thereto, and all annual and interim earnings press releases, prior to public dissemination, including any certification, report, opinion or review rendered by the external auditors and determine whether they are complete and consistent with the information known to Audit Committee members; determine that the auditors are satisfied that the financial statements have been prepared in accordance with generally accepted accounting principles.

(f)

Pay particular attention to complex and/or unusual transactions such as those involving derivative instruments and consider the adequacy of disclosure thereof.

(g)

Focus on judgmental areas, for example those involving valuation of assets and liabilities and other commitments and contingencies.

(h)

Review audit issues related to the Company’s material associated and affiliated companies that may have a significant impact on the Company’s equity investment.

(i)

Meet with management and the external auditors to review the annual financial statements and the results of the audit.

(j)

Evaluate the fairness of the interim financial statements and related disclosures including the associated Management’s Discussion and Analysis, and obtain explanations from management on whether:

(i)

actual financial results for the interim period varied significantly from budgeted or projected results;

(ii)

generally accepted accounting principles have been consistently applied;

(iii)

there are any actual or proposed changes in accounting or financial reporting practices; or

(iv)

there are any significant or unusual events or transactions, which require disclosure and, if so, consider the adequacy of that disclosure.

(k)

Review the external auditors’ proposed audit scope and approach and ensure no unjustifiable restriction or limitations have been placed on the scope.

(l)

Review the performance of the external auditors and approve in advance provision of services other than auditing.  Consider the independence of the external auditors, including reviewing the range of services provided in the context of all consulting services bought by the company.  The Board authorizes the Chairman of the Audit Committee to approve any non-audit or additional audit work which the Chairman deems as necessary and to notify the other members of the Audit Committee of such non-audit or additional work.

(m)

Make recommendations to the Board regarding the reappointment of the external auditors and the compensation to be paid to the external auditor.

(n)

Review any significant disagreement among management and the external auditors in connection with the preparation of the financial statements.

(o)

Review and approve the Company’s hiring policies regarding partners, employers and former partners and employees of the present and former external auditors of the Company.

(p)

Establish a procedure for:

(i)

the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters; and

(ii)

the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls, or auditing matters.

(q)

Meet separately with the external auditors to discuss any matters that the committee or auditors believe should be discussed privately in the absence of management.

(r)

Endeavour to cause the receipt and discussion on a timely basis of any significant findings and recommendations made by the external auditors.

(s)

Ensure that the Board is aware of matters, which may significantly impact the financial condition or affairs of the business.

(t)

Perform other functions as requested by the full Board.

(u)

If necessary, institute special investigations and, if appropriate, hire special counsel or experts to assist, and set the compensation to be paid to such special counsel or other experts.

(v)

Review and recommend updates to the charter; receive approval of changes from the Board.

(w)

With regard to the Company’s internal control procedures, the Audit Committee is responsible to:

(i)

review the appropriateness and effectiveness of the Company’s policies and business practices which impact on the financial integrity of the Company, including those related to internal auditing, insurance, accounting, information services and systems and financial controls, management reporting and risk management; and

(ii)

review compliance under the Company’s business conduct and ethics policies and to periodically review these policies and recommend to the Board changes which the Audit Committee may deem appropriate; and

(iii)

review any unresolved issues between management and the external auditors that could affect the financial reporting or internal controls of the Company; and

(iv)

periodically review the Company’s financial and auditing procedures and the extent to which recommendations made by the internal audit staff or by the external auditors have been implemented.

SCHEDULE “B”
WESTERN BUSHVELD JOINT VENTURE PROJECT REPORT

SUMMARY:

Mr. Charles Muller, PrSciNat, External QP, of Global Geo Services (Pty) Ltd., Mr. Gordan I. Cunningham, B. Eng. (Chemical), Pr. Eng of Turnberry Projects (Pty) Ltd. and Mr. Timothy V. Spindler, B. Sc. (Mining), Pr. Eng of Turnberry Projects (Pty) Ltd. prepared a report (referred to as the “WBJV Report”) named “Independent Preliminary Assessment Scoping Study Report and Resource Update: Western Bushveld Joint Venture Elandsfontein Project (Project 1)” dated August 8, 2005 and filed on SEDAR August 17, 2005 for Platinum Group Metals (RSA) (Pty) Ltd.  This report has been filed on SEDAR by Platinum Group Metals Ltd. and may be viewed in its entirety at website www.sedar.com.  The Gentlemen listed above are each a qualified person as such term is defined in National Instrument 43-101 – Standards of Disclosure for Exploration and Development and Mining Properties (“NI 43-101”).  This Schedule “A” to the Annual Information Form of the Company dated November 25, 2005 contains a summary of the WBJV Report.  The Reader is encouraged to read the entire report as filed by the Company on SEDAR.

1.

PROPERTY DESCRIPTION AND LOCATION

a. Area and Extent and Location of Project:

The WBJV project is located on the south-western limb of the Bushveld Igneous Complex which is located some 50 km north-west of the North West Province town of Rustenburg (Diagram 1). The property adjoins AP’s Bafokeng Rasimone Platinum Mine (BRPM) and Styldrift Project to the southeast and west respectively. The area of interest consists of farms Frischgewaagd 96 JQ, Portion 7 (a Portion of Portion 2), Portions 15 and 16 and Elandsfontein 102 JQ, Portion 12 of Elandsfontein 102 JQ, Mineral Area 2 (a Portion of Mineral Area 1) (Diagram 2) situated in the south-eastern corner of the larger joint venture area. Rustenburg is situated about 120km north-west of Johannesburg within the Republic of South Africa.

Diagram 1: Illustration of the Eastern, Western and Northern Limb of the Bushveld Igneous Complex.

The total joint venture area includes PTM’s properties Elandsfontein 102 JQ and Onderstepoort 98 JQ, but also certain portions of Elandsfontein 102 JQ, Frischgewaagd 96 JQ and Koedoesfontein 94 JQ contributed by Rustenburg Platinum Mines Limited (“RPM”), a wholly owned subsidiary of AP.

These properties are centred on Longitude 27o 00’ 00’’ (E) and Latitude 25o 20’ 00’’ (S) and the mineral rights cover an extent of approximately 67 km2 or 6,700.000 Ha in extent.

                            Diagram 2: Illustration of the Western Bushveld Joint Venture Location

b. Licenses:

Within the Western Bushveld Joint Venture Properties, there are seven separate licences and are specifically listed in the manner below to cross reference to the licence specifications. The licences over the WBJV area and are as follows:

1.    Elandsfontein (PTM)
2.    Elandsfontein (RPM)
3.    Onderstepoort 4, 5 and 6
4.    Onderstepoort 3 and 8
5.    Onderstepoort 14 and 15
6.    Onderstepoort (RPM)
7.    Frischgewaagd
8.    Koedoesfontein

Prospecting on Elandsfontein (PTM) Elandsfontein 102 JQ Portions 12 (a portion of portion 3) (a total area of 213.4714 Ha), Portion 14 (a total area of 83.4968 Ha) and Remaining Extent of Portion 1 (a total area of 67.6675 Ha) was originally carried out under the now expired Prospecting Permit No.PP269/2002 reference RDNW (KL) 5/2/2/4477. A new Prospecting Permit Application was submitted by PTM on 12 October 2003. The application is still being processed.

The prospecting permit over Elandsfontein (RPM) (Elandsfontein 102 JQ, Portions 8 (a Portion of Portion 1) (a total are of 35.3705 Ha) and RE9 (a total area of 403.9876 Ha)) was issued on 23 March 2004 and expires on 24 March 2006. The second permit number is PP 73/2002, Reference RDNW

(KL) 5/2/2/4361. A prospecting permit number is PP 50/1996 and was issued on 11 March 2004 and has the reference RDNW (KL) 5/2/2/2305 and is valid until 10 March 2006. This permit covers the area Mineral Area 2 (a Portion of Mineral Area 1) (total area of 343.5627Ha) of the Farm Elandsfontein 102JQ.

The prospecting permit application over Onderstepoort Portions 4, 5 and 6 (Onderstepoort 98JQ, Portion 4, a Portion of Portion 2 (a total area of 79.8273 Ha), Portion 5 (a Portion of Portion 2) (a total area of 51.7124 Ha) and Portion 6 (a portion of Portion 2) (a total area of 63.6567 Ha) was awarded on 30 April 2004 (Ref. No RDNW (KL) 5/2/24716, PP No.48/2004) and is valid until 30 April 2007.

A prospecting permit application over Onderstepoort 3 and 8 (Onderstepoort 98JQ, Remaining Extent of Portion 3 (a total area of 274.3291 Ha) and Portion 8 (a Portion of Portion 1) (a total area of 177.8467 Ha), was issued on 24 March 2004, Prospecting Permit Number PP 26/2004 (Reference RDNW (KL) 5/2/2/4717) and is valid until 23 April 2006.

A Notarial New Order Prospecting Right for Onderstepoort 14 and 15 (Onderstepoort 98JQ, now consolidated under Mimosa 81JQ, Portions 14 (a Portion of Portion 4) (total area of 245.2880 Ha) and Portion 15 (a Portion of Portion 5) (a total area of 183.6175 Ha) was awarded to PTM on 25 April 2005. The agreement was signed before the Notary Jacques Hattingh in Klerksdorp. The agreement is also held by J. Hattingh, as protocol number 7. The agreement is in force for a period of three years and terminates on 24 April 2008.

A new order prospecting right for Onderstepoort (RPM) (Onderstepoort Previous Portion 9) (a Portion of Portion 3) (127.2794 Ha) has been applied for. A new order prospecting right has also been applied for over Mineral Area No.1 (total area of 29.0101 Ha) of Ruston 97JQ, which is now consolidated under Mimosa 81 JQ. A permit application has also been applied for over Mineral Area No. 2 (total area of 38.6147 Ha) of the farm Ruston 97JQ which is also consolidated under Mimosa 81JQ. Both applications are awaiting the approval of Government.

A prospecting permit was issue to RPM over Frischgewaagd (Frischgewaagd 96JQ). A permit was also issue to RPM, Permit Number PP 294/2002 (Reference RDNW (KL) 5/2/2/4414) over the following areas: the portions of Frischgewaagd covered by PP 294/2002 include the following areas:

Portion RE4 (286.8951 Ha), Portion 3 (made up of Portion RE and Portion 13) (466.7884 Ha), Portion 2 (made of up Portion RE2 and Portion 7 (a Portion of Portion 2)) (616.3842 + 300.7757 Ha), Portion 15 (78.7091 Ha), Portion 16 (22.2698 Ha) and Portion 18 (45.0343 Ha).

The permit was valid until 16 October 2004. A conversion to a new order right was timeously applied for but the approval is still outstanding. The outstanding approval has no bearing on the validity of the application and prospecting continues under the old permit.

A prospecting permit was issued to RPM over Koedoesfontein 94JQ (2795.1294 Ha). The permit was issued on 19 March 2004 under Prospecting Number PP 70/2002 (Reference 5/2/2/4311) and is valid until 18 March 2006.

c. Rights to Surface, Minerals and Agreements:

Regarding Elandsfontein (PTM), the dispute that was declared over the property has been settled by way of an Agreement of Settlement, which was signed on 26 April 2005. Party to this agreement was a Sale Agreement. The Agreement of Settlement has entitled PTM to the rights to the minerals as well as the freehold. The payment schedule is R1m within 10 days for signature, R0.5m within 60 days of signature, R2.2m within 90 days of signature and R3m by the 15 December 2005. All necessary payments to date have been made timeously.

Option agreements Onderstepoort (PTM) have been signed with the owners of the mineral rights on portions Onderstepoort 4, 5 and 6, Onderstepoort 3 and 8 and Onderstepoort 14 and 15. The agreements are valid for a period of three years from the granting of a Prospecting Permit. The option agreement over portions 3 and 8 require a payment of C$1,000 after signing, C$1,000 after the granting of the prospecting permit and C$1,000 on each anniversary of the agreement. The option agreement for Portions 4, 5 and 6 requires a payment of R5,014 after signing, R3,500 on the first anniversary, R4,000 on the second anniversary and R4,500 on the third anniversary. The option agreement for Portions 4, 5, 14 and 15 requires a payment of R117,000 after signing and payments of R234,000 and R390,000 within 10 days of the effective date. All payments are current and up to date.

The detailed terms of the Western Bushveld Joint Venture (which include Onderstepoort (RPM), Frischgewaagd and Koedoesfontein) were announced on October 27, 2004. The WBJV will immediately provide for a 26% Black Economic Empowerment interest in satisfaction of the 10-year target set by the Mining Charter and newly enacted Minerals Resources and Petroleum Development Act (2002). PTM and RPM will each own an initial 37% working interest in the interest in the farms and mineral rights contributed to the joint venture, while AW will own an initial 26% working interest. AW will work with local community groups in order to facilitate their inclusion in the economic benefits of the joint venture, primarily in areas such as equity, but will also include training, job creation and procurement to Historically Disadvantaged South Africans (HDSA’s).

The WBJV structure and business plan is in compliance with South Africa’s recently enacted minerals legislation, and will pursue platinum exploration and development on the combined mineral rights covering 67 square kilometres on the WBJV.

PTM is the operator of the WBJV and PTM undertook a due diligence on the data provided by RPM. The due diligence included the verification of the RPM declared resource of 3.7 million ounces platinum, palladium, rhodium and gold.

PTM has undertaken to incur cost of exploration to the amount of R35 Million over a 5 year period starting with the first 3 years at R5 Million increasing to R10 million a year for the last two, with the option to review yearly. The expenditure to date is in excess of the PTM’s obligations to the joint venture agreement

d. Survey:

Elandsfontein (PTM) is registered with the deeds office (RSA) under Elandsfontein 102JQ, North West Province and measures 364.6357Ha. The farm can be located on the Government 1:50,000 Topo-Cadastral Sheet 2527AC Sun City (4th Edition 1996) which is published by the Chief Directorate Surveys and Mapping (Private Bag X10, Mowbray 7705, RSA, Phone: (+27)-21-6584300, Fax: (+27)-21-689-1351 or e-mail: cdsm@sli.wcape.gov.za). The approximate coordinates are 27o 05’ 00’’ (E) and 25o 26’ 00’’ (S).

Onderstepoort (PTM) and Onderstepoort (RPM) are registered with the Deeds Office (RSA) under Onderstepoort JQ, Northern Province and measures 1,085.2700Ha. The farm can be located on the Government 1:50,000 Topo-Cadastral Sheet 2527AC Sun City (4th Edition 1996) which is published by the Chief Directorate, Surveys and Mapping. The approximate co-ordinates (WGS84) are 27o 02’ 00’’ (E) and 25o 07’ 00’’ (S).

Frischgewaagd and Koedoesfontein: Frischgewaagd is registered with the Deeds Office (RSA) under Frischgewaagd 96, registration district JQ, Northern Province and measures 1,836.8574 Ha and Koedoesfontein that is registered with the Deeds Office (RSA) under Koedoesfontein 94, registration district JQ, Northern Province and measures 2,795.1294Ha. Both the farms can be located on the Government 1:50,000 Topo-Cadastral Sheet 2527AC Sun City (4th Edition 1996) which is published by the Chief Directorate, Surveys and Mapping. The approximate co-ordinates (WGS84) are 27o 02’ 00’’ (E) and 25o 07’ 00’’ (S).

e. Mineralized Zones:

The Bushveld Igneous Complex is well known for its large proportion of the world's platinum and palladium resources. There are two very different ore bodies within the Complex. The Merensky Reef (“MR”), the Upper Group 2 (“UG2”) chromitite, which together can be traced on surface for 300 km in two separate arcs. The Northern Limb (Platreef) extends for over 120 km. Their global importance has justified several resource calculations in the past. Such historical data are compared with the information in recent mining company annual reports. Resource calculations tend to be larger by a considerable factor, because mining company reports include only proven and probable reserves, where sufficient information is available rigorously to justify such a classification. However, the remarkable continuity of layers within the Bushveld Igneous Complex certainly justifies qualitative extrapolation to adjacent areas, although current mines are probably exploiting the most favorable sections of reefs. The major platinum mining companies hold most of the mineral rights to these areas.

Historical estimates for all of the Bushveld bearing platinum and palladium reefs have been estimated at about 770 and 480 million ounces, respectively (down to a depth of 2 000 metre below surface). These estimates do not distinguish between the different categories of Proven and Probable Reserves and Inferred Resource. The present calculations indicate about 204 and 116 million ounces of Proven and Probable Reserves of platinum and palladium, respectively, and 939 and 711 million ounces of inferred resources. Already mining is already taking place at 2 km in the Bushveld Igneous Complex, and so Inferred Resources, and ultimately mineable ore, could almost certainly be considered far greater than even these calculations suggest. These figures represent about 75 and 50 % of the world's platinum and palladium resources, respectively. These figures for proven and probable reserves in the Bushveld Igneous Complex alone are sufficient for the next 40 years at the current rate of production. However, estimated world resources are such as to permit extraction at an annually increasing rate of 6 % per annum for over 50 years. Expected sufficiency is less for palladium. Thereafter, down-dip extensions of existing Bushveld mines, lower grade areas of the Platreef and the Middle Group Chromitite layers may become payable. Demand, and hence price, will be the determining factor in such mining activities rather than availability of ore.

f. Environmental Liabilities:

There are no known environmental issues on the PTM or WBJV properties.

Mining and exploration companies in South Africa operate with respect to environmental management regulations in Section 39 of the Minerals Act, 1991; as amended. Each prospecting area or mining site, is subject to conditions such as:

1.    Environmental management shall conform to the Environmental Management Programme (“EMP”) as approved by the Department of Minerals and
       Energy (DME).

2.    Prospecting activities shall conform to all relevant legislations, especially the National Water Act, 1998, and such other conditions as may be imposed by the director of Mineral Development.

3.    Rehabilitation of the disturbed surface caused by prospecting activities will be rehabilitated to the standard as laid down in the EMP.

4.    Financial provision in the form of a Rehabilitation Trust and/or Financial Guarantee.

5.    A performance assessment, monitoring and evaluation report must be submitted annually.

Prospecting Permits are issued subject to the approval of the EMP which in turn is subject to having provided a financial guarantee.

On Elandsfontein (PTM) the operator conducted exploration on Elandsfontein under an Environmental Management Program (“EMP”) approved for a Prospecting Permit granted to Royal Mineral Services on 14 November 2002 (now expired). A new application for a Prospecting Permit and an EMP have been lodged with the Department of Minerals and Energy (“DME”) in the name of PTM and are currently being processed. A follow up EMP was requested by the DME and was compiled by an independent consultant (Geovicon CC, Mike Bate) and was compiled on 23 August 2004. The updated EMP was accepted by the DME on 20 October 2004. The EMP financial guarantee submitted to cover this application is held by the Standard Bank of South Africa, Guarantee Number M410986 for the amount of R10,000.00. The Notarial Prospecting Agreement (Clause 10) requires that the Minister or authorised person have the right to inspect the performance of the company with respect to environmental matters.

With regards to the Onderstepoort area that was contributed by PTM, all the EMPs’s were lodged with the DME and were approved on 30/04/2004 for Onderstpoort 4,5 and 6 and on 24/04/2004 for Onderstepoort 3 and 8. Financial provision of R10,000.00 each for both optioned areas have been lodged with Standard Bank (Guarantee No. TRN M421363 for Onderstepoort 3 and 8 and No. TRN M421362 for Onderstepoort 4, 5 and 6 and M421364 for Onderstepoort 14 and 15).

Regarding Onderstepoort 14 and 15, a follow up EMP was requested by the DME and was compiled by an independent consultant (Geovicon CC, Mike Bate) and was compiled on 23 August 2004. The updated EMP was accepted by the DME on 20 October 2004. The EMP financial guarantee submitted to cover this application is held by the Standard Bank of South Africa, Guarantee Number M410986 for the amount of R10,000.00. The Notarial Prospecting Agreement (Clause 10) requires that the Minister of authorised person have the right to inspect the performance of the company with respect to environmental matters.

In the areas of the WBJV that were originally owned by RPM, PTM will take responsibility for the EMP’s that originated from RPM over Elandsfontein, Onderstepoort, Frischgewaagd and Koedoesfontein. PTM, as operator of the joint venture, will be the custodian and will be responsible as operator for all aspects of the Environmental Programs and over all specifics as set out in the different allocated and approved EMP’s on all properties that form part of the WBJV.

With respect to Elandsfontein (RPM) (Portions 8 and 9 of Elandsfontein 102JQ) there is an EMP dated 26 February 2004. There is also an EMP over portions Mineral Area 2 (a Portion of Mineral Area 1) of the farm Elandsfontein 102JQ which has been dated 11 March 2004.

Regarding Frischgewaagd (Remaining Extent of Portion 4, Portion 3 (a Portion of Portion 1), Portions 15, 16, 18, 2 and 17 (a Portion of Portion 10) an EMP dated 22 September 2002.

The EMP for Onderstepoort (RPM) was submitted with the prospecting permit application.

The EMP over Koedoesfontein is dated as having been received by the Department of Minerals and

Energy on 22 September 2002.

2.

ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

a. Topography, Elevation and Vegetation:

The WBJV properties are located on a central plateau characterized by extensive savannah, with vegetation consisting of grasses and shrubs with few trees.

For the Elandsfontein (PTM) and Elandsfontein (RPM) property the total elevation relief is greater since prominent hills occur in this portion of the property. Variations in topographical relief are minor and limited to low gently sloped hills. Elevations range from 1080 to 1156m with an average of 1100m on the Elandsfontein and neighbouring properties. The Elandsfontein (PTM) and Elandsfontein (RPM) project area is located on the southwestern limb of the Bushveld Complex, some 26 km west of the North West Province town of Rustenburg. The WBJV adjoins the Bafokeng Rasimone Platinum Mine (“BRPM”), which lies to the south-east. The town of Boshoek is situated 10 km to the south of the project area along the tar road linking the town of Rustenburg with Sun City and crosses the project area (Diagrams 3a and 3b). A railway line linking BRPM to the national network passes the project area immediately to the east with a railway siding at Boshoek.

The climatic conditions (information provided by the South African Weather Bureau) for the area in which the project is situated, is typical of the northern part of the North West Province. Summer day temperatures are warm to hot, and the winter months are moderate to cool with temperatures rarely dropping below 0°C. The area is considered semi arid, with an annual rainfall of 520 mm. The rainy season falls over the summer months of October through April and the highest rainfall occurring during December and January. The highest rainfall ever recorded in any 24-hour was 65mm. Wind conditions are relatively calm. The prevailing wind direction is north-north-west and wind speeds average 2.5 m/s.

Diagram 3a (above): Topocadastral Map of the Surrounding Area.

This area is classified as Mixed Vegetation and is typically composed of grass between low trees and shrubs. Where the soil is mostly coarse, sandy and shallow, and overlies granite, quartzite, sandstone or shale, the vegetation varies from a dense, short bushveld to a open tree savanna. On shallow soils Red Bushwillow Combretum apiculatum dominates the vegetation. Other trees and shrubs include Common Hook-thorn Acacia caffra, Sicklebush Dichrostachys cinerea, Live-long, Lannea discolor, Sclerocarya birrea and various Grewia species. Here the grazing is sweet, and the herbaceous layer is dominated by grasses such as Fingergrass Digitaria eriantha, Kalahari Sand Quick Schmidtia pappophoroides, Wool Grass Anthephora pubescens, Stipagrostis uniplumis, and various Aristida and Eragrostis species. On deeper and more sandy soils, Silver Clusterleaf Terminalia sericea becomes dominant, with Peeling Plane Ochna pulchra, Wild Raisin Grewia flava, Peltophorum africanum and Burkea africana often prominent woody species, while Broom Grass Eragrostis pallens and Purple Spike Cats’ tail Perotis patens are characteristically present in the scanty grass sward.

On the Onderstepoort (PTM) and Onderstepoort (RPM) properties the site elevation is approximately 1050m. The highest point is 1105 m. No major roads or township developments exist on the property. Only one minor water dam occurs on the property. The northern boundary of the property is formed by the Elands River which is a perennial steam draining to the northeast. Minor drainage into the Elands River is from south to north on the area of concern. The main soils are moderate to deep, black and red clay soils, with thin sandy loam soils to the east. The Limpopo Province is generally characterised by limited high potential agricultural soil. The erodibility index is 5 (high). The average sub-catchment sediment yield is 83 x 103 tonnes per annum.

Diagram 3b (above): Illustration of the Elandsfontein Project Area

Drainage of the streams is towards the north-east and joins into the Elands River, which forms the northern boundary of the area under concern. The farm lies in Quaternary sub-catchments A22F, the Elands River sub-catchments of the Limpopo drainage region.

This area is classified as Mixed Bushveld vegetation and is typically dominated by with grass between low trees and shrubs. Where the soil is mostly coarse, sandy and shallow, and overlies granite, quartzite, sandstone or shale, the vegetation varies from a dense, short bushveld to a rather open tree savanna. On shallow soils Red Bushwillow Combretum apiculatum dominates the vegetation. Other trees and shrubs include Common Hook-thorn Acacia caffra, Sicklebush Dichrostachys cinerea, Live-long, Lannea discolor, Sclerocarya birrea and various Grewia species. Here the grazing is sweet, and the herbaceous layer is dominated by grasses such as Fingergrass Digitaria eriantha, Kalahari Sand Quick Schmidtia pappophoroides, Wool Grass Anthephora pubescens, Stipagrostis uniplumis, and various Aristida and Eragrostis species. On deeper and more sandy soils, Silver Clusterleaf Terminalia sericea becomes dominant, with Peeling Plane Ochna pulchra, Wild Raisin Grewia flava, Peltophorum africanum and Burkea africana often prominent woody species, while Broom Grass Eragrostis pallens and Purple Spike Cats’ tail Perotis patens are characteristically present in the scanty grass sward.

The typical animal life of the Bushveld has largely disappeared from the area due to farming and hunting. Efforts are made by the North West Parks Board to reintroduce the natural animal populations in parks such as Pilanesberg and Madikwe. Individual farmers also are moving from traditional cattle farming to game farming, and organised hunting is becoming a popular means of generating income. The Southern Greater Kudu found here are amongst the biggest in the country. On the area in question it is expected that larger buck such as gemsbok, Cape Eland, Common

Waterbuck, Impala, and Red Hartebeest may be kept on the farms, while smaller cats, viveriids, honey badgers, and Vervet monkeys should occur as free roaming game. Monitor lizards, snakes and geckos are present, and the most characteristic birds include lilac breasted rollers, African hoopoes and owls.

Frischgewaagd and Koedoesfontein areas are classified as mixed bushveld vegetation and are typically made up of grass between low trees and shrubs. Where the soil is mostly coarse, sandy and shallow, and overlies granite, quartzite, sandstone or shale, the vegetation varies from a dense, short bushveld to a rather open tree savanna. On shallow soils Red Bushwillow Combretum apiculatum dominates the vegetation. Other trees and shrubs include Common Hook-thorn Acacia caffra, Sicklebush Dichrostachys cinerea, Live-long, Lannea discolor, Sclerocarya birrea and various Grewia species. In these areas the grazing is sweet, and the herbaceous layer is dominated by grasses such as Fingergrass Digitaria eriantha, Kalahari Sand Quick Schmidtia pappophoroides, Wool Grass Anthephora pubescens, Stipagrostis uniplumis, and various Aristida and Eragrostis species. On deeper and more sandy soils, Silver Clusterleaf Terminalia sericea becomes dominant, with Peeling Plane Ochna pulchra, Wild Raisin Grewia flava, Peltophorum africanum and Burkea africana often prominent woody species, while Broom Grass Eragrostis pallens and Purple Spike Cats’ tail Perotis patens are characteristically present in the scanty grass sward.

The climate is temperate with low rainfall and high summer temperatures, resulting in a semi-arid environment.

b. Means of Access to the Property:

South Africa has a very large well-established mining industry in which the project is located. As a result of the mining activity (amongst others) the infrastructure is well established with abundant well-maintained highways and roads as well as electricity distribution networks and telephone systems. The Elandsfontein, Onderstepoort, Frischgewaagd and Koedoesfontein Properties are easily accessible from Johannesburg by travelling 120 kilometres northwest on the Regional Road 24 to the Quick Schmidtia pappophoroides, Wool Grass Anthephora pubescens, Stipagrostis uniplumis, and various Aristida and Eragrostis species. On deeper and more sandy soils, Silver Clusterleaf Terminalia sericea becomes dominant, with Peeling Plane Ochna pulchra, Wild Raisin Grewia flava, Peltophorum africanum and Burkea africana often prominent woody species, while Broom Grass Eragrostis pallens and Purple Spike Cats’ tail Perotis patens are characteristically present in the scanty grass sward.

On the Onderstepoort (PTM) and Onderstepoort (RPM) properties the site elevation is approximately 1050m. The highest point is 1105 m. No major roads or township developments exist on the property. Only one minor water dam occurs on the property. The northern boundary of the property is formed by the Elands River which is a perennial steam draining to the northeast. Minor drainage into the Elands River is from south to north on the area of concern. The main soils are moderate to deep, black and red clay soils, with thin sandy loam soils to the east. The Limpopo Province is generally characterised by limited high potential agricultural soil. The erodibility index is 5 (high). The average sub-catchment sediment yield is 83 x 103 tonnes per annum.

Drainage of the streams is towards the north-east and joins into the Elands River, which forms the northern boundary of the area under concern. The farm lies in Quaternary sub-catchments A22F, the Elands River sub-catchments of the Limpopo drainage region.

This area is classified as Mixed Bushveld vegetation and is typically dominated by with grass between low trees and shrubs. Where the soil is mostly coarse, sandy and shallow, and overlies granite, quartzite, sandstone or shale, the vegetation varies from a dense, short bushveld to a rather open tree savanna. On shallow soils Red Bushwillow Combretum apiculatum dominates the vegetation. Other trees and shrubs include Common Hook-thorn Acacia caffra, Sicklebush Dichrostachys cinerea, Live-long, Lannea discolor, Sclerocarya birrea and various Grewia species. Here the grazing is sweet, and the herbaceous layer is dominated by grasses such as Fingergrass Digitaria eriantha, Kalahari Sand Quick Schmidtia pappophoroides, Wool Grass Anthephora pubescens, Stipagrostis uniplumis, and various Aristida and Eragrostis species. On deeper and more sandy soils, Silver Clusterleaf Terminalia sericea becomes dominant, with Peeling Plane Ochna pulchra, Wild Raisin Grewia flava, Peltophorum africanum and Burkea africana often prominent woody species, while Broom Grass Eragrostis pallens and Purple Spike Cats’ tail Perotis patens are characteristically present in the scanty grass sward.

c. Infrastructure with respect to Mining:

This report details the exploration programs and a preliminary assessment. At this stage it is sufficient to note that all areas are close to major towns with paved roads being the norm. Power lines actually cross both project areas and water resources are generally derived from wells, which are close to the local towns and villages. As several platinum mines are located within 50km of the property there is excellent access to materials and skilled labour. One of the smelter complexes of AP is located within 60 kilometres of the property.

3.

HISTORY

a. Prior Ownership:

Elandsfontein (PTM), Onderstepoort 4, 5 and 6, Onderstepoort 3 and 8, Onderstepoort 14 and 15 were all in the hands of private owners. All previous work done on these properties has not been researched and is generally unpublished. There has been a limited amount of academic type work done over these properties by the Council of Geosciences (Government Agency) but is generally not of an economic nature.

Onderstepoort (RPM), Elandsfontein (RPM), Frischgewaagd and Koedoesfontein have generally been in the hands of the major mining groups resident in the Republic of South Africa. Portions of Frischgewaagd were held by Impala Platinum Mines Limited but were subsequently acquired by Johannesburg Consolidated Investment Company Limited, who subsequently was acquired by AP through RPM.

b. Work done by Previous Owners:

Previous geological exploration and resource estimation assessments were done by AP who is the owner of mineral rights to the area of interest. AP managed the exploration-drilling program for the ELN and FG borehole series in the area of interest (23 boreholes in total). Geological and sampling logs and an assay database are available for this work.

Regional gravity and ground magnetic surveys were available to interpret the regional and local geological setting of the reefs. A distinct increase of gravity values occurs from south-west to northwest, most probably reflecting the thickening of the Bushveld sequence in that direction. The low gravity trends south-east north-west. The magnetic survey reflects the magnetite rich Main Zone and some large displacements and intrusives in the area.

c. Historical Reserves and Resources:

Previous reserves and resources quoted for the area, and derived from are those published in the AP 2004 Annual Report including 7.8Mt grading 5.88 g/t 3PGM+Au on the Merensky Reef and 4.8Mt grading 4.42 g/t 3PGM+Au on the UG2 Reef. This is reported for their 37% interest (equal to PTM’s as the WBJV was completed at that time). As to a 100% interest in the property this would result in an estimate of 21.1 Mt grading 5.88 g/t 3PGM+Au on the Merensky and 13.0 Mt grading 4.42 g/t 3PGM+Au on the UG2 reef. The resources of AP are reported as subject to a satisfactory independent audit.

d. Production from Property:

There has been no previous production from any of the WBJV properties.

4.

GEOLOGICAL SETTING

The WBJV adjoins the Anglo Platinum’s Bafokeng Rasimone Platinum Mine (BRPM), which lies to the south and the Styldrift Project, which lies to the east. All these projects lie within the southwestern limb of the Bushveld Complex and comprises the stratigraphic units of the Rustenburg Layered Suite. This sequence comprises mostly gabbros, norites, anorthosites and pyroxenites. There are two potentially economically viable platinum-bearing horizons in this area, namely the UG2 Reef that is a chromite seam and the Merensky Reef, occurring as a feldspathic pegmatoidal pyroxenite, or a hartburgite or a coarse grained pyroxenite.

The Merensky Reef and UG2 Reefs sub-outcrops beneath a relatively thick (± 2 m) layer of black turf overburden. The entire sequence strikes north-northwest to south-southeast and dips 6º northeasterly (in this area specifically) towards the centre of the Bushveld Igneous Complex.

The Bushveld Igneous Complex sequence, specifically the lower portion of the Main Zone and the Critical Zone (HW1 – 5 and Bastard reef to FW 6), thins dramatically towards the west with the result that the lithological units/marker horizons and the potentially economic reefs pinch out. A further complication would be the increased presence of iron-replaced pegmatoidal bodies towards the south of the area of interest.

a. Stratigraphy:

The general stratigraphy of the Western Bushveld is depicted in Diagram 4a, in the Preliminary Assessment Scoping Study Report & Resource Update pg 148 dated Aug 12 2005 available on Sedar.

 The detailed stratigraphy as encountered at BRPM is depicted in Diagram 4b and Impala Platinum in Diagram 4c, in the Preliminary Assessment Scoping Study Report and Resource Update pages 149 & 150 dated Aug 12 2005 available on Sedar. The identifiable and correlatable units within the WBJV area are the base of the noritic rich Main Zone, the anorthositic hanging wall sequence (HW 1 –5), the Bastard Reef pyroxenite – MID 1 to 3 (noritic at base to anortositic at the top) – Merensky Reef pyroxenite, the anorthositic footwall FW 6/Lone Chrome unit and the FW 12 anorthosite unit overlying the UG2, the UG2 or a shear zone and the Alteration Zone, represented by an even grained medium crystalline norite. The basal alteration zone is not normally representative of the Bushveld sequence at BRPM and would seem to be a chill zone in contact with the Transvaal Supergroup sediments. This lower part of the stratigraphy has been positively identified on the Elandsfontein Project, which adjoins the property immediately to the south and forms an extension of the reefs. A similar setting is envisaged for the Merensky Reef.

The Main and Critical Zones of the Bushveld Igneous Complex sequence as intersected in the WBJV boreholes on Western Limb (Refer to Tables 1a and 1b and Diagram 4a, , in the Preliminary Assessment Scoping Study Report and Resource Update dated Aug 12 2005 available on Sedar.) consist of norites and gabbro-norites within the Main Zone (< 60 m) at the top of the sequence. Spotted and mottled anorthositic hanging wall units (HW 1 –5) (<40 m) overlying the Bastard pyroxenite (<2 m), which are followed by norite to mottled anorthosite. The MID 1 - 3 units (<6 m) overlie the Merensky Reef pyroxenite (<2 m). The Merensky Reef can either be a thin (<10 cm) feldspathic pegmatoidal pyroxenite and/or a millimetre thick chromitite layer and/or a contact only and/or a thicker (>100cm) type reef consisting of harzburgite and/or pegmatoidal pyroxenite units. Some of the noritic footwall units (FW 1 – 5) in the immediate foot of the reef are not always developed and is in total much thinner (<13 m) than at BRPM setting to the south-east. The mottled anorthosite footwall unit, FW 6 (<2 m) with a thin (millimetres thick) chromitite layer, the so-called Lone Chrome layer, although thinner (within the Feldspathic Pegmatoidal Pyroxenite reef type area) is generally developed in this area and constitute a critical marker horizon. Footwall units, FW 7 to 11 (mostly noritic) are also not always developed and much thinner (<25 m) than at BRPM. The mottled anorthosite footwall unit, FW 12 is generally developed (<2 m) overlying a very thin UG2 chromitite/pyroxenite towards the northeastern corner of the property. Shearing may have occurred on the UG2 plane with the result that the UG2 reef is not properly developed. The chromitite layer is either very thin or the unit is pyroxenitic. The lower portion of the sequence has been attenuated with a sheared unit (incorporating the lower portion of the Critical Zone) followed by a medium crystalline noritic sequence. The alteration zone or chill zone is not part of the normal Bushveld Igneous Complex sequence and has developed in contact with the Transvaal Supergroup sediments.

Further to the east the Bushveld Igneous Complex stratigraphic sequence is more “normal” with the complete stratigraphy developed and the stratigraphic sequences thicker and better developed. A dramatic thickening of the sequence (HW 1 – 5 to the Lone Chrome marker (FW 6)) occurs to the east of boreholes FG 30 (FG 07) and ELN 12. This thickening of the stratigraphic units trends more or less north-west south-east and may be the consequence of a general thickening of the entire Bushveld Igneous Complex as the complex is developed further away from the edge (and in contact with) the Transvaal Supergroup.

b. Correlation and Lateral Continuity of the Reefs:

The upper noritic portion of the Main Zone could be identified and correlated with confidence. The contact with the anorthositic Hanging Wall sequence (HW 1 to 5) has been taken as a marker horizon. The Hanging Wall sequence (HW 1 to 5) thins significantly from east to west within the project area. Due to the thinning of the Critical Zone only FW 6 (mottled anorthosite with thin chromitite stringer at base (the so-called Lone Chrome)) and FW 12 (mottled anorthosite unit immediately overlying the UG2 horizon) as well as the Bastard Reef pyroxenite to Merensky Reef (separated by the noritic, leuco-noritic to anorthositic MID 1 to 3 sequence (or part of)) could be identified with confidence. The sequence has been affected by iron-replacement, especially the pyroxenites, towards the west of the property.

The Merensky Reef was positively identified (and used in the resource estimation) in 39 intersections and the intersection depths are summarized in Table 1a in the Preliminary Assessment Scoping Study Report And Resource Update page 120 dated Aug 8 2005 available on Sedar. Only the reef intersections that had no faulting or disturbances were used in the resource estimate.

Resource estimation is not possible based on diamond drilling information within 50m from surface due to excessive core loss encountered, reef identification/correlation problems and thinning of the reefs towards the west.

Merensky Reef: Four types of Merensky reef have been identified in the area of interest viz.

1.

Hartzburgite-type Reef (“Htz”)

2.

Feldpathic Pegmatoidal Pyroxenite-type Reef (“FPP”)

3.

Pyroxenite-type Reef (“Pxnt”)

4.

Contact-type Reef (“CR”)

Further to the south-west no reef is developed since the reef has either outcropped or abutted against the shear zone or Transvaal Supergroup.

The Htz-type reef is developed to the north-east of the area of interest with the FPP-type reef towards the south-west (Diagram 8a, in the Preliminary Assessment Scoping Study Report and Resource Update, dated Aug 12 2005 available on Sedar.). The Htz-type reef consists of interlayered harzburgite and pegmatoidal pyroxenite units and is in general thicker (47 to 224 cm) and of higher grade (6.86 to 16.99 ppm (3PGM+Au)) in relation to the FPP- type reef (60 to 91 cm, 4.35 to 7.50 ppm (3PGM+Au), as well as grade occurring in hanging wall pyroxenite). Reef development and grades are highly variable in the Feldspathic Pegmatoidal Pyroxenite-type reef area.

c. Structural Discontinuities:

Potholes are not clearly discernable from the borehole data. To determine the existence of potholes on the property the possibility exist that pothole edges could be associated with the Contact Reef. Duplicated reef intersections could also represent pothole edge effects (“goose-necking”). Pseudo-reefs along the pothole edges and associated with goose-necking may be interpreted within the project area.

d. Faulting:

Significant faulting has only been observed in borehole WBJV04. From the magnetic surveys some faulting can be inferred. Fault losses have not been taken into account in the resource estimation and an expected loss of 30% has been used to accommodate geological, rock engineering and other unexpected losses of mineable ground.

e. Dykes:

Only thin dolerite intrusives were intersected in some of the boreholes and are generally between 0.5m and 2m thick. An east-west trending intrusive is evident on the magnetic image. (Refer to Diagrams 5a and 5b) and is a reliable source of information for the determination of dykes within the area of interest.

f. Shear Zones:

A shear zone along the Alteration Zone eliminating stratigraphy progressively from the UG 2 horizon to the Main Zone from east to west has serious consequences for the economic units. The elimination effect of the shear zone is restricted to about 200m from the outcrop and sub-outcrop lineation.

g. Replacement Pegmatites:

Reef packages to the south in the Elandsfontein (PTM) area are marginally affected (Siepker and Muller, 2004) and this should be taken into consideration in the resource estimation and geological loss figures within the Feldspathic Pegmatoidal Pyroxenite reef type area.

h. Depth of Oxidation and Overburden:

Weathering affects the reef horizons to a depth of 50m of surface since the pyroxenites are the most affected. The outcrop trends north-west to south-east.

i. Geological and Rock Engineering Related Losses:

Industry standards for geological and rock engineering related losses are in the order of 30% for platinum mines and projects in the Bushveld Igneous Complex. Losses in this area within the Feldsphatic pegmatoidal pyroxenite reef area though could be as high as 40% due to the influence of replacement bodies, faulting, presence of contact reef type (highly variable grade) and the possibility of potholing. The industry average of 30% losses has been applied to the resource estimates.

j. Structural Model:

A structural model was constructed from the geophysical information and the borehole intersections (Also refer to Diagram 5a, 5b, 6 and 7, in the Preliminary Assessment Scoping Study Report and Resource Update dated Aug 12 2005 available on Sedar.). In general three phases of faulting have been recognised in the area of interest. The older of the structural features are the NNW to SSE trending faulting, which appear to have a consistence down throw to the north-east. The second phase of structural deformation appears to be N-S trending faulting, which may have a wrench component. A possible final phase of deformation is possibly related to the E-W, dyke intruded structural weaknesses.

5.

DEPOSIT TYPE

The project area forms part of the Western Limb of the Bushveld Igneous Complex. PGM mineralisation is hosted within the UG2 Reef and the Merensky Reef located within the Upper Critical Zone of the Rustenburg Layered Suite of the Bushveld Complex (Refer to Tables 1a, 1b and 2). The property is situated immediately north-west of and adjoining the Bafokeng Rasimone Platinum Mine and west of Anglo Platinum’s Styldrift project. The geology of the BRPM mine is relatively well understood and is expected, in certain aspects, to be representative of the WBJV area.

The Merensky Reef in this area consists of four distinct reef types viz. Harzburgitic-type reef (interlayered harzburgite and feldspathic pegmatoidal pyroxenite units, tens of centimetres thick) developed towards the north-east and feldspathic pegmatoidal pyroxenite type reef occurring to the south-west with reef development deteriorating towards the west, abutting against a shear zone or in contact with the Transvaal Supergroup. Contact Reef can be found within any of the facies mentioned above. The UG2 Reef is well developed in the north-eat of the property but deteriorates towards the south-west of the property. In this area the UG2 develops into a thin chromitite layer and/or pyroxenitic unit only. The UG2 Reef in this area may also be assumed into the shear zone along the alteration zone. The Merensky Reef outcrop (predominantly sub-outcrops a few metres below the black turf) has an approximate 800 m strike length, which runs roughly north-west south-east on the property. The Merensky Reef and the UG 2 (or shear zone) are separated by approximately 10 to 60 m (from south-west to the north-east) and dips approximately 6º to the north-east.

6.

MINERALISATION

Mineralisation Styles and Distribution: PGM mineralisation in the western Bushveld Igneous Complex is hosted within the Merensky Reef and is generally a 10cm to 120cm thick pegmatoidal pyroxenite unit and may be associated with thin chromitite layers. The UG2 chromitite layer is on the average a 60cm and up to 200cm thick unit of economic interest.

The Merensky Reef at BRPM consists of different reef types (“facies”) such as contact, pegmatoidal pyroxenite, harzburgitic (Refer to Diagrams 8a and 8b). In general contact type reef represent waste on footwall contact, pegmatoidal pyroxenite reef is on average 10 cm thick with thin chromitite layers at the base and sometimes at the top with the harzburgitic type reef in general thicker, in the order of 40 cm. PGM mineralisation differs in association with these reef types. In general PGM mineralisation is low where pyroxenite is in direct contact with the footwall, high but variable grades are associated with pegmatoidal pyroxenite type reef and generally high and more uniform in association with Harzburgitic type reef.

7.

EXPLORATION

a. Survey (Field Observations) Results, Procedures and Parameters:

Fieldwork done to date was firstly completed on the Farm Onderstepoort where various aspects of the Lower Critical Zone, intrusive ultramafic bodies and structural features were identified. This information has contributed indirectly to the economic feasibility of the overall project, but the main focus of attention has been the Elandsfontein Project.

Geophysical information was obtained from AP and is shown in Diagram 5a and 5b, in the Preliminary Assessment Scoping Study Report and Resource Update dated Aug 12 2005 available on Sedar. This information has been particularly useful in the estimation of major structural features as well has the typical Bushveld Igneous Complex layering.

b. Interpretation of Survey (Field Observations) Results:

The structural features identified in the geomagnetic data have been interpreted in terms of a regional structural model and are shown in Diagram 7, in the Preliminary Assessment Scoping Study Report and Resource Update dated Aug 12 2005 available on Sedar. Particularly noticeable is the evidence of the major dyke features. The first feature that can be seen is a major east-west feature running through the northern portion of the Elandsfontein Project. The second dyke is a north-north-west to south- southeast feature which runs through the east of the Elandsfontein Project.

Other major structural features include a structural disturbance, which has a north-south orientation and runs through the Elandsfontein Project. The major disturbance has been intersected in borehole WBJV04. In this borehole the structural feature is evident as an ultramafic altered sheared zone.

Other less prominent features shown up in the geophysical information include a step down faulted area within the centre of the Elandsfontein Project. A triplet of down step faults has a north-west to south-east orientation and the throw of the faults is consistently down to the north-east. These features have also been determined in the drilling of the project.

Other important geophysical information also made available by AP is satellite-enhanced imagery. The major feature evident in this imagery is the presence of the Main Zone (weathered to a black clay-rich soil horizon which is indicated in a purple colour on the satellite image). Taking this information and read in conjunction with the geomagnetic interpretation, the presence of the Main Zone from a soil profile point of view is clearly evident.

c. Persons Responsible for Survey (Field Observations) Data Collection and Compilation:

The person responsible for the interpretation of the geophysical and satellite imagery has been supplied by AP, and assistance with the interpretation has been given by AP. Willie Visser (Fourth internal QP) has been responsible for the interpretation and modelling of the information. All other field data has been collected, collated and compiled by PTM personnel under the guidance and supervision of the Fourth QP.

d. Reliability of the Survey (Field Observations) Data:

PTM’s qualified geologist, A Valigy, conducted the fieldwork done by PTM on the Onderstepoort properties. This work was done under the supervision and control of the Fourth QP, W Visser.

8.

DRILLING

a. Type and Extent of Drilling:

The type of drilling that is being conducted on the WBJV is a diamond drilling, core recovery technique. The drilling involves a BQ size of solid core extraction. The drilling is being placed on an unbiased 500m by 500m grid. The grid has been extended to include the whole of the project area. Depending on the overall results of the project, further drilling may be necessary, and in which case the drill pattern will be altered to improve on the quality of the resource/reserve.

b. Procedures, Summary and Interpretation of Results:

The results of the drilling and the general geological interpretation are digitally captured in a GIS software package trading under the name of ARCVIEW. The exact borehole locations together with the results of the economic evaluation are plotted on plan. From the geographic location of the holes drilled, regularly spaced sections are manually drawn through the deposit. This information assists in the interpretation of the sequence of the stratigraphy intersected as well as verifying the information gathered as well as assisting in the placing of additional and boreholes.

c. Comment on True and Apparent Widths of the Mineralised Zones:

The overall geometry of the deposit has been clearly defined in the sections drawn through the property. On the average the dip of the reef does not exceed six degrees. All the diamond drill holes that have been drilled on the property are vertical holes and the drill holes surveys are virtually vertical. Positions from the holes are included in Diagram 9, in the Preliminary Assessment Scoping Study Report and Resource Update dated Aug 12 2005 available on Sedar. Given the dip of the reef at no more than six degrees, and given that the holes do not deviate from the vertical, the variance between the apparent width and true width does not exceed 2%.

d. Comment on the Orientation of the Mineralised Zones:

The mineralised zones of the Elandsfontein Project include the Merensky Reef and the UG2 Reef. Both these reefs are planar tabular ultramafic precipitants of a differentiated magma and therefore form a continuous sheet-like accumulate. The stratigrahpic markers both above and below the economic horizons are unquestionably recognizable and emphasise the recognition of the Merensky Reef and the UG2 Reef.

There are a few exceptions to the quality of recognition of the stratigraphic sequences. These disturbances are generally of a structural nature and are expected within this type of deposit. The holes in which there is no clear and decisive stratigraphic recognition include WBJV 04.

9.

SAMPLING METHOD AND APPROACH

a. Description of the Sampling Method, Details of the Location, Number and Type of Sampling, Size of the Sampling and the Size of the Area Covered in the Sampling Exercise:

The sampling described relates to sampling of diamond drill core. Firstly the core is marked for distance below collar and for major stratigraphic units. Once the stratigraphic units are identified then the economic units are marked. The economic units in this project include the Merensky Reef and the UG2. The top and bottom contacts of the reef are clearly marked on the core. The name of the economic units is clearly marked on the core. Thereafter the core is rotated in a manner that all lineations pertaining to stratification are aligned to produce a representative split down the core. A centre cut line is then drawn for cutting and thereafter replacing in the core trays. The sample intervals are then marked as a line and a distance from collar. The sample intervals are typically 20cm to 25cm in length. The sample intervals are then allocated a sampling number. The number is also written on the core for reference purposes. The half core is then removed and place into standard high quality plastic bags together with the sampling tag. The responsible geologist then seals the bag. The sampling information is recorded on a specially designed sampling sheet enabling easy and accurate digital capture. The sampling extends for about a meter into the hanging wall and footwall of the economic reefs.

b. Description of the Drilling Recovery Performance and the Effect on Sampling Bias:

All reef intersections that are sampled require a 100% core recovery. This is required by the drilling company, and if 100% is not recovered the drilling company will re-drill using a wedge to achieve the desired recovery.

c. Description of the Sampling Quality, Suitability of the Sampling and the Sampling Bias:

The quality of the sampling is monitored and supervised by a qualified geologist. The methodology is in accordance with the company standards. The sampling is done in a manner that includes the entire economic unit together with hangingwall and footwall sampling. By rotating the core in a manner that the stratification is vertical and by inserting a cut line down the centre of the core, and by only removing one side of the core, the sampling bias is reduced.

10.

SAMPLE PREPARATION, ANALYSIS, SECURITY AND DATA VERIFICATION

a. Description of the Sampling Methodology, QA/QC, Chain of Custody, Sampling Processing, Sampling Reduction and Security:

Samples are subject to a chain of custody, which is tracked at all times. Samples are not removed from their secured storage location without a chain of custody documentation being completed to track the movement of the samples and persons responsible for the security of the samples during the movement. Ultimate responsibility for the safe and timely delivery of the samples to the chosen analytical facility rests with the Project Geologist and samples are not transported in any manner without his written permission.

When samples are prepared for shipment to the analytical facility the following steps are followed:

1.

Samples are sequenced within their secure storage area and the sample sequences examined to determine if any samples are out of order or missing.

2.

The sample sequences and numbers shipped are recorded both on the chain of custody form and on the analytical request form.

3.

The samples are then placed, in sequential order, into securable shipping containers (the numbers of the samples enclosed on the outside of the container with, the shipment, waybill or order number and the number of containers included in the shipment (e.g. J88899 – J88999, OR04-2, Box 1 of 12).

4.

The Chain of Custody form and analytical request sheet are completed, signed and dated by the Project Geologist before the samples are removed from secured storage. A copy of the analytical request form and Chain of Custody kept on site by the Project Geologist.

5.

Once the above is completed and the sample shipping containers sealed the samples may be removed from the secured area. The method by which the sample shipment containers have been secured must be recorded on the chain of custody document so that the recipient can inspect for tampering of the shipment.

During the transportation process between the project site and analytical facility the samples are inspected and signed for by each individual or company handling the samples. It is the mandate of both the Supervising and Project Geologist to ensure safe transportation of the samples to the analytical facility and to insure that the samples are, if necessary, outside the custody of PTM contractors or personnel for as little time as possible. Under ideal conditions personnel employed by PTM transport the samples to the analytical facility. In all cases the original chain of custody letter accompanies the samples to their final destination.

The Supervising Geologist ensures that the analytical facility is aware of the PTM standards and requirements. The analytical facility accepts the responsibility for inspecting for any evidence or possible contamination or tampering of the shipment that it has received from PTM. A photocopy of the chain of custody letter, signed and dated by an official of the analytical facility, is be faxed to PTM’s offices in Johannesburg upon receipt of the samples by the analytical facility and the original signed letter is be returned to PTM along with the signed analytical certificate/s.

If the analytical facility suspects the sample shipment has been tampered with they have instructions to contact the Supervising Geologist immediately who will make arrangements to have someone in the employ of PTM examine the sample shipment and confirm it’s integrity prior to the initiation of the analytical process.

If upon inspection, the Supervising Geologist has any concerns whatsoever that the sample shipment may have been tampered with or otherwise compromised responsible geologist immediately notifies PTM and PTM Management of any concerns in writing and decides with the input of management how to proceed. In most cases analysis may still be completed although the data must be treated, until proven otherwise, as suspect and is not suitable as the basis for a outside release until it’s validity is proven via additional sampling, Quality control checks and examination.

Should evidence or suspicions of tampering or contamination of the sampling be uncovered, PTM will immediately commence with a complete security review of the operating procedure. An independent third party with the report to be delivered directly and solely to the directors of PTM for their consideration and drafting of an action plan would conduct the investigation. All in-country exploration activities will be immediately suspended until this review is complete and has been reviewed by the directors of the company and acted upon.

b. Laboratory Particulars and Procedures, Laboratory Standards and Certification:

Three laboratories have been used to date: Anglo American Analytical Laboratories - AARL (South Africa), Genalysis (Australia) and currently Setpoint Laboratories (South Africa). Sample preparation is done by the Setpoint Laboratories. Samples are received, verified, checked for moisture and dried (if necessary). The samples are then weighed and results reported. A Jaw Crusher then crushes the samples, after which either Roller splitting or Riffler splitting splits them. Then the samples are milled to 90% < 75 µm, per 2 kg unit, utilising an LM5 pulverisor. The excess sampling material is packaged dispatched back to the PTM.

Samples were analyzed for Au (ppb), Pt (ppb), Pd (ppb) and Rh (ppb) by standard 25g Lead fire assay with an ICP-MS (Inductively Coupled Plasma Mass Spectrometry) finish and for base metal elements by multi (four) acid digestion in Teflon test tubes and AAS (Flame Atomic Absorption Spectrometry) for Cu (ppm), Ni (ppm), Co (ppm) and Cr (ppm). The samples were assayed at Genalysis Laboratories Services in Perth Australia or AARL in Johannesburg (RSA) or Setpoint Laboratories, Johannesburg, RSA.

c. Blanks:

The insertion of blanks provides an important check on the laboratory practices and the baseline calibration of laboratory instrumentation. Blanks consist of one half or one quarter drill core collected from a known interval devoid of Pt, Pd, Cu and Ni mineralisation. Typically this will be a basement or cover lithology previously tested. The blank being used is always noted to track its behaviour and trace metal content. Typically the first blank is sample number five in a given sampling sequence.

d. Duplicates:

The insertion of duplicates track the reproducibility of sample results. Typically quartered core is submitted for both samples. The two samples receive sequential numbers. Notation is made in the log as to which sample is being duplicated. Typically the first sample duplicated is sample number ten in a sampling sequence.

e. Standards:

Certified reference standards are inserted into the sampling sequence to check the accuracy of the analytical results. Generally the standards are inserted in place of the fifteenth sample in the sample sequence. The standard used is recorded in the drill log but there is never any obvious indication to the lab of which standard has been inserted. Standards are supplied by the company and as they are the sole method of tracking the accuracy of the analytical data they are be stored in sealed containers and considerable care is be taken to ensure they are not contaminated in any manner (i.e. stored in dusty environment, placed in less than pristine sample bag or sprayed/dusted by core saw contamination).

Monitoring the quality control of the analytical data is the responsibility of the Supervising Geologist.

f. QA/QC Results and Comments:

The sampling procedure, diligence and accuracy are acceptable for the type of deposit being sampled. The insertion of standards and blanks and the monitoring of the standards and blanks against the certified standards is being carried out. The failure rate and monitoring is in accordance of the company’s procedures and found to be acceptable.

The results of the QA/QC can be found on Chart 1 (CDN PGMS-5) and Chart 2 (CDN PGMS-6) of which there are failures within sampling but unrelated to the reef horizon. In particular there are NO failures within the reef horizons.

g.

Comments on the Sampling Adequacy, Sample Preparation, Security and Analytical Procedures:

The sampling preparation, security and analytical procedures are of a high standard and are of an acceptable industrial, commercial and scientific nature.

11.

DATA VERIFICATION

a. Description of the Quality Control Measures and Data Verification:

All scientific information is manually captured and digitally recorded. The information derived from the core logging is manually recorded on A4 size logging sheets. This information is transferred into a spreadsheet. After been captured in the spreadsheet the data is electronically transferred to a digital logging program (SABLE). In undertaking the exercise, the program is very specific in the requirements and standards it requires. Should the entered data not be in the set format the information is rejected. This is the first stage of the verification process.

After the information is transferred into SABLE, the same information is transferred either into a modelling package (DATAMINE or GEMCOM). Both modelling packages are unforgiving in their acceptance of conflicting data. This is to say that if there are any overlaps in distances, inconsistencies in stratigraphic or economic horizon nomenclature, and then the input is aborted. This is the second stage of verification.

Having gone through the two stages of digital data verification a third stage of section construction and continuity is generated either through DATAMINE or GEMCOM. The lateral continuity and the packages of hangingwall and footwall stratigraphic units then have to align or be in a format consistent with the general geometry. Should this not be the case then the information is again aborted and thus the third stage of verification is reached.

The fourth and final stage of verification of the data is the geostatistical nature and distribution of the information. Anomalies either in grade, thickness, isopach and isocon trends are noted and interrogated. Should inconsistencies and varying trends be un-explainable then the base data is again interrogated until the suitable explanation is obtained.

b.

Comment on the Authors Verification or Comment on the Responsible Persons Verification Process:

The geological and economic base data has been verified by the First QP, and has been found to be acceptable.

c. Nature of the Limitations of the Data Verification Process:

As in the case of all information, inherent bias and inaccuracies can and may be present. However with the verification process that has been carried out, should there be a bias or inconsistency in the data, the error would have no material consequence in the interpretation of the model or evaluation.

The data is checked for errors and inconsistencies at each step of handling. The data is also rechecked at the stage that it is entered into the deposit modelling software. In addition to ongoing data checks by project staff, the senior management and directors of PTM have completed spot audits of the data and processing procedures. Audits have also been done on the recording of the drill hole, the assay interpretation and final compilation of the information. The individuals in PTM’s senior management and board of directors who completed the tests and designed the processes are non-independent mining or geological Qualified Persons.

d. Possible Reasons for not having completed a Data Verification Process:

All data has been verified before being processed.

12.

ADJACENT PROPERTIES

a. Comment of Public Domain Information of the Adjacent Properties:

The adjacent property to the WBJV is the Bafokeng Rasimone Platinum Mine, which operates under a joint venture between AP and the Royal Bafokeng Nation. The operation lies directly to the south of the Elandsfontein Project and operating stopes are within 1500m of the WBJV current drilling area. This is an operational mine and the additional information is published in the 2004 AP Annual Report which can be found on www.angloplats.com website. The reference to the BRPM operations is found on page 48 of the Operations Review and on page 80 where the official reserves and resource are quoted.

The Royal Bafokeng Nation has itself made public disclosures and information with respect to the property and this can be found on www.rbr.co.za.

Salient features derived from the sources mentioned above include the following (Investment Analysts Report March 11, 2005, Anglo Platinum Website):

1.

An original design of 200,000 tonnes per month Merensky Reef operation from twin declines with a dip mining method. A team approach. The mine also completed an open cast Merensky Reef and UG2 Reef operation and mechanised mine was started in the south part of the mine.

2.

The planned steady state is to increase to 220,000 tonnes per month, 80% from traditional breast mining. As a result of returning to traditional breast mining development requirements reduced.

3.

The plan also reverted to single skilled operators.

4.

The mine mills about 2,400,000 per year with a built up head grade of 4.47 g/t 3PGE+Au in 2004.

5.

Mill recovery in 2004 was 85.83%.

6.

200,000 refined platinum ounces are planned to be produced in 2005.

7.

Operating costs per tonne milled in 2002, 2003 and 2004 were R284/t, R329/t and R372/t respectively.

b. Source of Adjacent Property Information:

The BRPM operations information is found on website www.angloplats.com and the BRPM Royal Bafokeng Nation’s information is found on website www.rbr.co.za.

c. Applicability of the Adjacent Property Information:

Due to the WBJV being a continuous and adjacent ore deposit to the WBJV, the information obtained from the BRPM operations is vital and appropriate in making decisions about the WBJV.

d. Comment on the Application of the Adjacent Property Information:

The BRPM technical and operational information can be useful to the WBJV in so far as planning statistics are concerned. It must be remembered that the overall design and modus operandi of the WBJV is different to that of the BRPM operations and only certain aspects of the BRPM design can be used. The overall design recommendations for the WBJV have relied upon a more “industrial norm” approach by choosing the best practice approached across the industry.

13.

MINERAL PROCESSING AND METALLURGICAL TESTING

The reader is referred to Item 25 , page 76 of the In the Preliminary Assessment Scoping Study Report And Resource Update dated Aug 12 2005 available on Sedar for discussions on the Metallurgical aspects of this project.

14.

MINERAL RESOURCE ESTIMATES

a. Standard Reserve and Resource Reporting System:

The author has complied with the SAMREC code of reporting of mineral resources and mineral reserves. The code allows for a resource or reserve to be upgraded (or down graded) if, amongst others, economic, legal, environmental, permitting circumstances change. The author has allowed for a geological and geostatistical set or rules for the classification of either the resource or reserve. The methodology also relies on the structural and facies aspects of the geology to define the resource classification. The principals of the reserve and resource classification are consistent with the Inferred, Indicated and Measured resource classification and the Probable and Proved reserve classification.

b. Comment on Reserves and Resources Subsets:

This particular report deals primarily with the Inferred Resources. The specific data distribution and geographic layout does not allow the inferred resource to qualify for any upgrade to higher confidence resource categories. The total resource is therefore within the Inferred Resource category and therefore has NO further subdivision or sub classifications.

c. Comment on Indicated Resource Subset:

The definition of the resource is as defined in the SAMREC code and is in no manner or form duplicated and double accounted.

d. Relationship of the QP/s to the Issuer:

The Qualified Persons responsible for this report have no commercial or any other relationship with PTM other than to compile and comment on the contents of this report.

e. Detailed Mineral Resource Tabulation:

This preliminary assessment was commissioned to update the resource covered in the “Western BIC Project” – Report dated March 3, 2005, within the project area and to evaluate the economic potential thereof.

From the interpolated block model a mineral resource was calculated for the domains of the Merensky Reef and one domain for the UG2 reef. Domain 1 covers the hartzburgite facies of the Merensky Reef and Domain 2 covers the feldspathic pegmatoidal pyroxenite facies of the Merensky

Reef. Table 1 shows the tonnage and grade for each domain at specific cut-off grade (3PGM+Au (cm g/t)). The block model cells with a channel width of less than 1 metre were diluted to a minimum channel width of 1m. Channel width values of greater than 1m were kept as is. The cut-off grade categories are on content (3PGM+Au (cm g/t)) because the interpolation was done on content, as was the mechanism for the change of support or post processing. Diagram 4 below shows the grade tonnage curve for the different reefs and respective domains.

Table 1: Inferred Mineral Resource (Diluted to 1m minimum mining width)

(Footnote: If the Merensky Reef is less than 1metre then the value is corrected to 1m. Selected cut-off grades are broadly based on current economic considerations)

Domain 1 of the Merensky Reef has exceptionally high values. If the whole of the project area is considered as one domain (Merensky Reef – Domains 1 and 2) then the grade is 2.9g/t (no cut-off applied). Domain 1 represents of the Merensky Reef made up of the Harzburgitic reef type and is associated with high grades. When different estimation methods are compared the simple kriging estimate is the more conservative estimate (at no cut-off grade). The composited sample data is on average 10.35g/t (1159cm g/t, 112cm), ordinary kriging 10.16g/t (1138cm g/t, 112cm), Sichel T is 9.99g/t (1119cm g/t, 112cm) and simple kriging is 9.67g/t (1086cm g/t, 112cm).

Diagram 4: Grade Tonnage Curve

Grade Tonnage Curve
30,000,000
25,000,000
20,000,000
15,000,000
10,000,000
5,000,000
0
Tonne
16.00
14.00
12.00
10.00
8.00
6.00
4.00
2.00
0.00
Av 3PGE + Au
0
200
400
500
600
700
1000
Cut-Off Grade (3PGE + Au) cmg/t
Tonnes MR DOM1
Tonnes MR Dom2
Tonnes UG2
Grade MR Dom1
Grade MR Dom2
Grade UG2

f. Key Assumptions, Parameters and Methods of Resource Calculation:

A total of 28 boreholes were drilled in the area of interest (Refer to Table 2 and Diagram 11, page 122 and 160 respectively in the Preliminary Assessment Scoping Study Report And Resource Update dated Aug 8 2005 available on Sedar) of which only 24 boreholes could be used for Merensky Reef mineral resource estimation and 22 boreholes for UG2 mineral resource estimation. A number of historical boreholes were originally found to not meet with the quality assurance criteria and were not used in the evaluation of the project area.

Mineral resources were estimated for the Merensky Reef based on 24 boreholes with 2 to 3 deflections per borehole and the UG2 reef based on 22 holes and deflections. A total of 10 boreholes intersected the Harzburgitic type reef and 14 boreholes the Feldspathic Pegmatoidal Pyroxenite-type reef. The assay values reflect 3PGM+Au. An area towards the south-west has been defined where resource estimation is not possible for the Merensky Reef. The reason is based on the diamond drilling information having intersected the reefs at less than 50 m from surface resulted in an excessive core loss and often intersected units where a thinning of the reefs and/or stratigraphy occur leading to reef identification/correlation problems. No resource has been estimated for the northwestern part of the Feldspathic pegmatoidal pyroxenite reef type area since no grade data exist in this area. A mineral resource for the UG2 reef was based on 22 boreholes. The assay values reflect 3PGM+Au.

Both the Merensky and the UG2 reefs are on average 1m thick and therefore the full reef composites have been used for interpolation. The original borehole and deflections have been combined (weighted average) to represent a single intersection for each borehole. Borehole co-ordinates, reef width and PGM (3PGM+Au) grades used in the resource estimation exercises are depicted in Table 2, In the Preliminary Assessment Scoping Study Report And Resource Update page 120 dated Aug 12 2005 available on Sedar

Diagram 5: Scatter plot of Rh vs. Pt In the evaluation process the metal content (3PGM+Au – cm g/t) and channel width (cm) are used. The channel width refers to the corrected reef width. The values have been interpolated into a 2D block model. The grade (g/t) has been calculated from the interpolated content and channel width values. All interpolated model cells for both the Merensky Reef and UG2 reefs of less than 1m have been diluted to reflect a minimum channel width cut of 1m. A regional dip of 6 degrees was used for channel width corrections.

The available borehole data consists of previously drilled AP holes and recently drilled PTM. The AP borehole PGM values consisted of Pt, Pd Rh and Au. Some of the AP drilled holes did not have Rh values and these were obtained from existing relationship of Pt and Rh values (Refer to Diagram 12, in the Preliminary Assessment Scoping Study Report and Resource Update dated Aug 12 2005 available on Sedar). The following formula was used to calculate missing Rh values: Rh=0.1184x + 0.0083. The correlation coefficient for Rh vs. Pt is 0.7481.

The Merensky Reef was divided into two distinct geological domains or facies (Refer to Diagram 13, in the Preliminary Assessment Scoping Study Report and Resource Update dated Aug 12 2005 available on Sedar) whereas the UG2 consists of only one geological domain (Refer to Diagram 14, in the Preliminary Assessment Scoping Study Report and Resource Update dated Aug 12 2005 available on Sedar). Grade estimation was done in specific geological domains. The Merensky Reef in this area consists of two distinct reef types viz. Harzburgitic-type reef (interlayered harzburgite and feldspathic pegmatoidal pyroxenite units developed towards the north-east) and Feldspathic Pegmatoidal Pyroxenite-type reef occurring to the south-west with reef development deteriorating towards the west and abutting against a shear zone and/or the footwall to the Transvaal Supergroup.

g. Statistical Analysis

A statistical analysis was undertaken to develop an understanding of the characteristics and sample population distribution relationships. Descriptive statistics in the form of histograms (frequency distributions) and probability plots (evaluate the normality of the distribution of a variable) were thus used to develop an understanding of the statistical relationships. Skewness is a measure of the deviation of the distribution from symmetry (0 – no skewness). Kurtosis measures the "peakedness" of a distribution (3 – normal distribution).

Descriptive statistics for the Merensky and the UG2 Reefs are summarised in Tables 2 and 3 below.

Table 2: Descriptive statistics for the Merensky Reef Intersections

Variable	Descriptive Statistics (Spreadsheet1)
	Valid N	Mean	Minimum	Maximum	Variance	Std.Dev.	Skewness	Kurtosis
DOM1ALL_MR_CW	10	1.147	0.4121	2.455	0	0.593	1.114805	1.614057
DOM1ALL_MR_Au	10	9.787	2.3348	16.151	19	4.402	0.088974	-0.680499
DOM1ALL_MR_CMGT	10	1159.325	333.2103	3964.729	1136901	1066.256	2.367082	6.302458

Variable	Descriptive Statistics (Spreadsheet3)
	Valid N	Mean	Minimum	Maximum	Variance	Std.Dev.	Skewness	Kurtosis
DOM2ALL_MR_CW	14	0.4271	0.019807	1.0296	0.12	0.3445	0.901821	-0.685947
DOM2ALL_MR_Au	14	2.0906	0.090409	7.9333	5.51	2.3469	1.625291	1.873528
DOM2ALL_MR_CMGT	14	110.0872	1.505314	574.7434	31844.68	178.4508	2.138561	3.633475

Table 3: Descriptive statistics for the UG2 reef intersections

Variable	Descriptive Statistics (Spreadsheet5)
	Valid N	Mean	Minimum	Maximum	Variance	Std.Dev.	Skewness	Kurtosis
DOM0ALL_UG2_CW	28	1.3818	0.606082	3.3109	0.51	0.7169	1.294066	1.059923
DOM0ALL_UG2_Au	22	1.9131	0.011954	5.7829	2.92	1.7085	0.793769	-0.604609
DOM0ALL_UG2_CMGT	22	239.0512	1.039970	921.3384	51693.51	227.3621	1.447032	2.335884

The two domains for the Merensky Reef show different statistical relationships. Domain 1 is on the average thicker than Domain 2 lower grades. The thickness variation within the domains is small as can be seen in the variance values. The content (3PGM+Au cm g/t) values have a high variance as expected.

The histograms and normal probability plots indicate that the Domain 1 of the Merensky Reef did not have enough data point to create representative histograms and normal probability plots. Domain 2 of the Merensky Reef indicates that there might be two reef width populations but there were not enough information to separate the two populations. The grade histograms show the expected log normal distributions. The normal probability plots show no real outliers or anomalous values for grade.

No corrections were made to the data and the statistical analysis show the expected relationships for this type of reefs.

h. Variography

Variograms are a useful tool to investigate the spatial relationships of samples. Variograms for metal content (cm g/t) and channel width (cm) were modeled. The log variogram is used to assist in establishing the expected structures, ranges and nugget effect for the untransformed cmg/t values in specific domains. Note that the untransformed variograms and not the log-variograms are used for the kriging.

No anisotrophy was found and therefore all variograms were modeled as omidirectional. All variograms were modeled as two structure variograms. Table 4 summarizes the variogram model parameters for the different domains.

Table 4: Variogram parameters

									Structure 1		Struc ture 2
Reef	Domain	Angle 1	Angle 2	Angle 3	Axis 1	Axis 2	Axis 3	Nugget %	Sill 1%	Range 1	Range 2	Range 3	Sill 2%	Range 1	Range 2	Range 3
M R	1	0	0	0	0	0	0	25.25	80	245	245	1	100	510	510	1
M R	2	0	0	0	0	0	0	24.55	80	247	247	1	100	533	533	1
U G 2	1	0	0	0	0	0	0	25	80	248	248	1	100	520	520	1

i. Grade Estimation

The full reef composite values (3PGM+Au content (cm g/t)) and channel width (cm) have been interpolated into a 2D block model. Both Simple Kriging (“SK”) and Ordinary Kriging (“OK”) techniques have been used. It has been shown that the SK technique is more efficient when limited data is available for the estimation process.

The 3PGM+Au concentration (g/t) was calculated from the interpolated kriging 3PGM+Au content (cm g/t) and channel width (cm). Detailed checks were done to validate kriging outputs including input data and kriged estimates checks, efficiency checks etc.

The simple kriging process uses a local or global mean as a weighting factor in the kriging process. For this exercise 750m x 750m blocks have been selected to calculate the local mean value for each block in respective domains. A minimum of 4 samples were required for a 750m x 750m block to be assigned a local mean value otherwise a domain global mean is assigned. The majority of the blocks used a global domain mean in the SK process with only a few blocks that used a local mean where there was enough data support.

The following parameters were used in the kriging process:

1.

Point data – metal content (cm g/t) and channel width (cm)

2.

250m x 250m x 1m block size

3.

Discretisation 25 x 25 x 1 for each 250m x 250m x 1m block

4.

First search volume – 1000m

a. Minimum number of samples 4

b. Maximum number of samples 40

5.

Second search volume

a. 1.5 x first search volume

b. Minimum number of samples 2

c. Maximum number of samples 40

6.

Third search volume

a. 3 x first search volume

b. Minimum number of samples 1

c. Maximum number of samples 20

7.

Interpolation methods – simple kriging and ordinary kriging

8.

Local and domain global mean values used in the simple kriging process.

Diagrams 18 to 23, in the Preliminary Assessment Scoping Study Report and Resource Update dated Aug 12 2005 available on Sedar, show the interpolated channel width, grade (g/t) and content (cm g/t) plots for the Merensky and UG2 Reefs.

j. Post Processing

During early stages of projects the data is invariably on a relatively large grid. This grid is much larger than the block size of a selective mining interest, i.e. selective mining units (SMU). Efficient kriging estimates for SMU’s or of much larger blocks units will then be smoothed due to information effect or size of blocks. Any mine plan or cash flow calculations made on the basis of the smoothed kriged estimates will misrepresent the economic value of the project, i.e., the average grade above cut-off will be underestimated and the tonnage over estimated. Some form of post-processing is required to reflect the realistic tonnage grade estimates for respective cut-offs. Using the limited data available preliminary post-processed analysis has been done.

A selective mining unit (SMU) of 20m x 30m was selected with an expected future underground sampling configuration on a 20m x 20m grid. Information effects were calculated based on the SMU and the expected future production underground sampling configuration.

Within the parent blocks of 250m x 250m x 1m, the distribution of selective mining units has been estimated for various cut-offs. The latter has been estimated using lognormal distribution of SMU’s within the large parent blocks – 250m x 250m x 1m (See Assibey-Bonsu and Krige, 1999). This technique for post-processing has been used based on the observed lognormal distribution of the underlying 3PGM+Au values in the project area (i.e. the indirect lognormal post-processing technique has been used for the change of support analysis).

For each parent block the grade, tonnage and metal content above respective cut-offs (on the basis of the SMU’s) were translated into parcels to be used for mine planning.

Grade tonnage curves were therefore calculated for each parent block. The following cut-offs were considered 200, 400, 500, 600, 700 and 1000 cmg/t.

A Specific Gravity (SG) of 3.2 for the Merensky Reef and 3.8 for the UG2 Reef was used for all tonnage calculations.

15.

RESOURCE CLASSIFICATION

The mineral resource classification is a function of the confidence of the whole process from drilling, sampling, geological understanding and geostatistical relationships. The following aspects or parameters were considered for resource classification:

1.    Sampling – Quality Assurance / Quality Control

a.

Measured: high confidence, no problem areas

b.

Indicated: high confidence, some problem areas with low risk

c.

Inferred: some aspects might be of medium to high risk

2.    Geological Confidence

a.

Measured: High confidence in the understanding of geological relationships, continuity of geological trends and sufficient data.

b.

Indicated: Good understanding of geological relationships

c.

Inferred: geological continuity not established

3.    Number of samples used to estimate a specific block

a.

Measured: at least 4 boreholes within semi-variogram range and minimum of twenty 1m composited samples.

b.

Indicated: at least 3 boreholes within semi-variogram range and a minimum of twelve 1m composite samples

c.

Inferred: less than 3 borehole within the semi-variogram range

4.    Kriged variance

a.

This is a relative parameter and is only an indication and used in conjunction with the other parameters.

5.    Distance to sample (semi-variogram range)

a.

Measured: at least within 60% of semi – variogram range

b.

Indicated: within semi-variogram range

c.

Inferred: further than semi-variogram range

6.    Lower Confidence Limit (blocks)

a.

Measured: < 20% from mean (80% confidence)

b.

Indicated: 20% – 40% from mean (80% – 60% confidence)

c.

Inferred: more than 40% (less than 60% confidence)

7.    Kriging Efficiency

a.

Measured: > 40%

b.

Indicated: 20 – 40%

c.

Inferred: <20%

8.    Deviation from lower 90% confidence limit (data distribution within resource area considered for classification)

a.

<10% deviation from mean – measured resource

b.

10 – 20% indicated resource

c.

>20 inferred resource

Using the above criteria the current Merensky Reef and UG2 reefs in the delineated project area is classified as an Inferred Mineral Resource. Diagrams 24 to 30, in the Preliminary Assessment Scoping Study Report and Resource Update dated Aug 12 2005 available on Sedar show the different parameters that have been considered for the resource classification.

a. Description of Potential Impact of the Reserve and Resource Declaration with respect to Environmental, Permits, Legal, Title, Taxation, Socio-economic, Marketing and Political Issues:

The intention of the report is to produce a Preliminary Assessment base on the inferred resource only. The confidence level is very low and thus the appropriate warning is hereby issued.

However in this report, assumptions are made regarding the environmental conditions, permitting, legal and political issues and assumed, with limited research are favourable. Taxation and marketing issues will be applied in real and un-escalated terms.

b. Technical Parameters Effecting the Reserve and Resource Declaration which includes Mining, Metallurgy and Infrastructure:

Technical parameters specific to a planar and tabular precious metal deposit are well understood and are referred to as the “flow of ore” parameters. The results of the flow of ore parameters are detailed in Table 7 and Table 12, pages 134 and 137 respectively, in the In the Preliminary Assessment Scoping Study Report And Resource Update dated Aug 12 2005 available on Sedar.

The methodology takes into account the intentional and unintentional increase in tonnage due to mining. It also takes into account the unintentional and unaccounted loss of metal or metal not reaching the plant or recovered by the plant.

c. 43-101 Rules Applicable to the Reserve and Resource Declaration:

In terms of which this report is issued, only the inferred resources can be used. The specific 43-101 regulations pertaining to this declaration are as specified in Item 4, in the Preliminary Assessment Scoping Study Report and Resource Update dated Aug 12 2005 available on Sedar.

d. Table showing the Quality, Quantity and Grade of the Multi-element Precious Metal Declaration:

Refer to Table 1a and Table 1b, pages 122 and 123 respectively, in the In the Preliminary Assessment Scoping Study Report And Resource Update dated Aug 12 2005 available on Sedar.

e. Metal Splits for the Multi-element Precious Metal Declaration:

Refer to Table 1a and Table 1b, pages 122 and 123 respectively, in the In the Preliminary Assessment Scoping Study Report And Resource Update dated Aug 12 2005 available on Sedar.

As required by the NI 43-101 format, the split in the quoted 3E+Au (Pt, Pd, Rh and Gold) in grams per tonne (“prill split”) for the Merensky and UG2 reefs are presented here.

The same percentage prill split information for the Merensky reef was presented in the basket calculation metal price section of the Preliminary Assessment and Resource Update, August 8, 2005. Previously, the grade spilt was presented with other factors such as exchange rates and metals prices not involved in the rigorous statistical process of the resource estimate. Caution must be exercised in using the grade breakdown, as the combined 3 PGM+Au grades are used in the geo-statistical model and the prill splits have been estimated through simple averages.  The following information is provided as required NI- 43-101.

	Cutoff (cm g/t)	Million Tonnes	Grade g/t 4E	Channel Width (metre)	Diluted Channel Width (metre)	Tonnes PGM (4E)	Million Ounces PGMs (4E)
MR Domain 1	200	13.87	9.67	1.11	1.12	134.11	4.312
MR Domain 2	400	0.534	6.47	0.42	1.00	3.46	0.111
UG2 Domain 1	400	2.21	4.32	1.35	1.35	9.57	0.310

Prill Splits	Pt	Pt g/t	Pd	Pd g/t	Rh	Rh g/t	Au	Au g/t
MR Domain 1	61%	5.89	30%	2.90	4%	0.39	5%	0.48
MR Domain 2	61%	3.95	30%	1.94	4%	0.26	5%	0.32
UG2 Domain 1	65%	2.81	25%	1.06	10%	0.42	1%	0.03

16.

OTHER RELEVANT DATA AND INFORMATION

a. RSA Reserve and Resource Declaration Rules

The South African Code for Reporting of Mineral Resources and Mineral Reserves (SAMREC Code) sets out minimum standards, recommendations and guidelines for Public Reporting of Exploration Results, Mineral Resources and Mineral Reserves in South Africa.

Documentation prepared for Public Report must be prepared by or under the direction of, and signed by, a Competent Person. A Competent Person is a person who is a member of the South African Council for Natural Scientific Professions (SACNASP) or the Engineering Council of South Africa (ECSA) or any other statutory South African or international body that is recognised by SAMREC. A

Competent person should have a minimum of five years experience relevant to the style of mineralisation and type of deposit under consideration.

A ‘Mineral Resource’ is a concentration [or occurrence] of material of economic interest in or on the Earth’s crust in such form, quality and quantity that there are reasonable and realistic prospects for eventual economic extraction.

The definitions of each of the Reserves and Resource categories can be found under Item 19(f) , in the Preliminary Assessment Scoping Study Report and Resource Update dated Aug 12 2005 available on Sedar.

17.

INTERPRETATION AND CONCLUSIONS

a. Results

A mineral resource estimate has been calculated for the Merensky Reef and UG2 Reef from available borehole information. The mineral resource for both the Merensky and UG2 reefs are classified as an Inferred Mineral Resource. The Merensky Reef was divided into two distinct domains based on different facies with specific lithological and mineralised characteristics. The in-situ interpolated grade models have been diluted where channel width was less than a 1m mining width.

Table 5: Mineral Resource Estimates

	Cut-off Grade (cm g/t)	Tonnes (Mt)	Grade 3PGM+Au (g/t)	Channel Width (metres)	Diluted Channel Width (metres)	Tonnes 3PGM+Au (t)	Ounce (Millions)
MR Domain1	200	13.87	9.67	1.11	1.12	134.11	4.31
MR Domain 2	400	0.53	6.47	0.42	1.00	3.46	0.11
UG2 Domain 1	400	2.21	4.32	1.35	1.35	9.57	0.31
TOTAL						147.13	4.73

Prill Splits	Pt	Pt g/t	Pd	Pd g/t	Rh	Rh g/t	Au	Au g/t
MR Domain 1	61%	5.89	30%	2.90	4%	0.39	5%	0.48
MR Domain 2	61%	3.95	30%	1.94	4%	0.26	5%	0.32
UG2 Domain 1	59%	2.54	29%	1.25	11%	0.48	1%	0.04

b. Interpretation of the Geological Model

The stratigraphy of the project area is well understood and specific stratigraphic units could be identified in the borehole core. The Merensky Reef and UG2 Reef units could be recognised in the core and is correlatable across the project area. It was possible to interpret major structural features from the borehole intersections as well as from geophysical information.

c. Evaluation Technique

The evaluation of the project was done using best practices. Simple kriging was selected as the best estimate for the specific borehole distribution. Change of support (SMU blocks) was considered for the initial large estimated parent blocks with specific cut-off grades. The resource is classified as an Inferred Mineral Resource and could result in grade and variance relationships changes with additional data. With more data the variogram models will improve with resultant confidence in the estimation.

d. Reliability of the Data

The data has specifically inspected by the First QP and found to be reliable and consistent.

e. Strengths and Weaknesses with respect to the Data

Weaknesses: As a result of the limited drill data only an Inferred Resource level of confidence can be implied. Borehole surveys are not completed beyond a GPS position and this may impart a small amount of error in block sizes. Additional geotechnical work will be required to assess mineability. Although the metallurgical properties of the Merensky and UG2 reefs are well known, detailed metallurgical work will need to assess the recoverable amount of the reported grades.

Strengths: QA/QC work done on laboratory samples is of a high standard, including the insertion of blanks and standards. The data has been found to be consistent and well structured. The support of the digital data by paper originals, change of custody and drilling records is well assembled and of high quality.

f. Objectives of the Projects Adherence to the Scope of Study

The intention of this phase of the work program was to be able to have sufficient data and confidence to achieve a Preliminary Assessment report. This has been achieved and thus the objectives of the program have been met.

18. RECOMMENDATIONS

a. Further Work Required

The current mineral resource is classified as an Inferred Mineral Resource. The Inferred category implies that there is not sufficient data to evaluate the resource with confidence. It is also expected that with more boreholes at a closer grid the grade and variance relationships will be different. The focus should be on Domain 1 of the Merensky Reef with borehole spacing of at least 500m, but preferably on a 250m grid for geostatistical considerations.

The current Merensky Reef and UG2 Reef mineral resource is classified as an Inferred Mineral resource. There is however the area (Refer to Diagram 31, in the Preliminary Assessment Scoping Study Report and Resource Update dated Aug 12 2005 available on Sedar) that could be upgraded to an indicated mineral resource with the proposed additional drilling in this area. Current parameters, including but not being limited to kriging efficiency, 90% lower confidence limit, number of samples used in estimate and variogram ranges show that this area is just outside the criteria for indicated mineral resource. It is expected that with the proposed drilling in this area that the area would be upgraded to an Indicated Mineral Resource.

b. Recommended Phases of Work

The main focus should be to upgrade the Inferred Mineral Resource within Domain 1 of the Merensky Reef to an indicated resource. Preliminary mineralogical and metallurgical work needs to be done on a selective and representative number of intersections in order to ensure that the Merensky Reef is likely to behave in a manner as reported by the mines to the north and south of the property.

c. Objectives to be achieved in Future Work Programs

The objectives of the future work programs are to ensure the integrity of the resource by upgrading the confidence level to that of the Indicated Resource category. The drilling will also allow for investigation of opportunities for shallow mineralisation within the Elandsfontein Project area.

d. Detailed Future Work Programs

To upgrade the resource (based on 500m x 500m grid) to an Indicated Resource additional boreholes are required to be drilled on a 250m x 250m grid. Geostatistical parameters derived from the modelled semi-variogram for Domain 1 of the Merensky Reef support a range of 200m as sufficient to upgrade the resource to reserve. Thirteen (13) high priority boreholes are planned as a first phase of upgrading:

No of Boreholes	Average depth (metre)	Total Inclusive Cost/metre	Total metres (plus deflection drilling)	Rate of Drilling	Total Cost
13	500m	R500/m	7865	80 days	R 3.93M

It is recommended that two deflections (one long 80m, one short 25m) apart from the original intersection be drilled on the Merensky Reef for statistical manipulation. The rate of drilling based on 5 Machines which average 25m/shift taking into account site moves and rehabilitation. Drilling will then take three months to complete and taking into account the assaying process, the data will be ready by the end of October 2005.

If needed, in the case of poor geological confidence, a second phase of infill drilling may be required. The most north-western area (Mining Block 8) of the Elandsfontein Project area also still requires some drilling to be done. That will be an additional five boreholes. The infill drilling could amount to another twelve boreholes. Thus the second phase follow-up drilling will be as follows:

No of Boreholes	Average depth (metres)	Total Inclusive Cost/metre	Total metres (plus deflection drilling)	Rate of Drilling	Total Cost
17	450m	R500/metre	9010	90 days	R 4.50M

It is recommended that only one long deflection (80m) be drilled apart from the original intersection. The rate of drilling is based on 5 machines averaging 25m/shift. This takes into account site moves and rehabilitation of the drill sites.

Drilling will thus take three months to complete commencing November 2005 and, taking into account the assaying process the data will be ready end of March 2006. This schedule takes into account the closure of business over the Christmas Break.

The above two phases of drilling will be sufficient to upgrade the resource and allow the project to be recommended for a pre-feasibility level of study.

e. Declaration by QP with Respect to the Project Warranting Further Work

Domain 1 of the Merensky Reef has been shown to contain 13.87Mt at 9.68g/t (3PGM+Au). The current mineral resource classification is an Inferred Resource. At this stage only the global mean is of any value and any mine planning is of low confidence and could be incorrect for specific areas. The confidence in the project value will improve if an area can be upgraded to an Indicated Mineral Resource. It is recommended that additional infill drilling be done in Domain 1 of the Merensky Reef.

19. REFERENCES

a. Assibey-Bonsu W. and Krige D.G (1999):

Use of Direct and Indirect Distributions of Selective Mining Units for estimation of Recoverable Resources/Reserves for new Mining Projects. Proc. APCOM 1999, Colorado, USA.

b. Leeb-Du Toit, A (1986):

The Impala Platinum Mines. Mineral Deposits of South Africa, Volume 2, pp 1091 – 1106. Edited by Anhaeusser, CR and Maske, S.

c. Siepker, EH and Muller CJ (2004):

Elandsfontein 102 JQ. Geological assessment and resource estimation. Prepared by Global Geo Services (Pty) Ltd for PTM RSA (Pty) Ltd .

d. Siepker, EH and Muller CJ (2005):

Geological Assessment and Resource Estimation of the Western BIC Project, North West Province of the Republic of South Africa.  Wagner, PA (1926). The preliminary report on the platinum deposits in thesouth-eastern portion of the Rustenburg district, Transvaal. Mem. Geol.Surv.S Afr., 24, 37pp.

SCHEDULE “C”
WAR SPRINGS PROJECT REPORT

SUMMARY:

Mr. Charles Muller, PrSciNat, External QP, of Global Geo Services (Pty) Ltd. prepared a report (referred to as the “War Springs Report”) named “Inferred Resource Declaration – War Springs” dated November 10, 2005 for Platinum Group Metals (RSA) (Pty) Ltd.  This report has been filed on SEDAR by Platinum Group Metals Ltd. and may be viewed in its entirety at website www.sedar.com.  Mr. Muller is a qualified person as such term is defined in National Instrument 43-101 – Standards of Disclosure for Exploration and Development and Mining Properties (“NI 43-101”).  This Schedule “B” to the Annual Information Form of the Company dated November 25, 2005 contains a summary of the War Springs Report.  The Reader is encouraged to read the entire report as filed by the Company on SEDAR.

WAR SPRINGS : 240 14’ S, 290 02’ E

1.

IMPORTANT NOTICE

This report includes Inferred Resources that have not been sufficiently drilled to enable it to be categorized as Reserves. Until there is additional drilling to upgrade the Inferred Resource to an Indicated Resources, there can be no certainty that the economics of the project will be realized.

US Investors Cautionary Note:  "Inferred Resources" - While this term is recognized and required by Canadian regulations the US Securities and Exchange Commission does not recognize it. Inferred Resources have a great amount of uncertainty as to their existence and great uncertainly as to their economic feasibility.  It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian rules estimates of Mineral Resources may not form the basis of feasibility or pre-feasibility studies except in rare cases.  US Investors are cautioned not to assume that part or all of an Inferred Resource exists or is economically mineable.

There can be no assurance that any of the assumptions in this report will be supported by a Feasibility Study or will come to pass. Data is incomplete and considerable additional work will be required to complete further evaluation including but not limited to drilling, engineering and socio-economic studies and investment. No firm quotes for costs have been received. The legal right to mine the project discussed has not been confirmed or applied for and the process for such application is new in South Africa and untested. The potential capital cost of the project is beyond the current means of Platinum Group Metals Ltd and there can be no assurance that financing for further work will be available.

Note to U.S. Investors: Investors are urged to consider closely the disclosure in our Form 20F, File No. 0-30306, available at our office:  Suite 328-550 Burrard Street, Vancouver BC, Canada, V6C 2B5 or from the SEC: 1(800) SEC-0330. The Company may access safe harbor rules.

The US Securities and Exchange Commission does not recognize the reporting of Inferred Resources. These resources are reported under Canadian National Instrument 43-101 and have a great amount of uncertainty and risk as to their existence and economic and legal feasibility. It cannot be assumed that all or any part of Inferred resources will ever be upgraded to a higher category. Under Canadian Rules estimates of Inferred Mineral Resources may not form the sole basis of feasibility studies or pre-feasibility studies. US INVESTORS ARE CAUTIONED NOT TO ASSUME THAT PART OR ALL OF AN INFERRED RESOURCE EXISTS, OR ARE ECONOMICALLY MINABLE.

2.

SALIENT FEATURES – PRELIMINARY ASSESSMENT

Inferred Resource Base:

Metal Content
	Cut-Off	Tonnage	Ni	Cu	2PGE+Au	Ni	Cu	2PGE+Au	2PGE+Au
	Ni%	t	%	%	g/t	t t g Moz
B-REEF	0.00 0.05 0.08 0.10 0.15 0.20 0.25	14,158,971 14,157,303 14,001,011 13,087,078 8,770,814 4,712,072 2,406,134	0.18 0.18 0.19 0.19 0.23 0.27 0.32	0.16 0.16 0.16 0.17 0.20 0.24 0.29	0.82 0.82 0.82 0.85 0.96 1.19 1.56	26,155 26,154 26,048 25,227 19,749 12,722 7,594	22,214 22,213 22,156 21,623 17,609 11,329 6,922	11,585,557 11,585,070 11,526,055 11,096,727 8,457,189 5,601,368 3,762,663	0.372 0.372 0.371 0.357 0.272 0.180 0.121
C-REEF	0.00 0.05 0.08 0.10 0.15 0.20 0.25	18,909,978 15,243,031 8,617,361 3,966,543 669,313 104,404 16,352	0.08 0.09 0.11 0.13 0.18 0.23 0.28	0.07 0.07 0.08 0.10 0.14 0.17 0.21	1.22 1.24 1.28 1.32 1.43 1.53 1.64	14,714 13,233 9,100 5,087 1,185 238 46	12,946 11,152 7,004 3,872 904 182 35	23,030,393 18,333,964 10,723,933 4,906,195 831,463 130,278 20,499	0.740 0.589 0.345 0.158 0.027 0.004 0.001
TOTAL	0.00 0.05 0.08 0.10 0.15 0.20 0.25	33,068,948 29,400,334 22,618,372 17,053,621 9,440,127 4,816,476 2,422,486	0.12 0.13 0.16 0.18 0.22 0.27 0.32	0.11 0.11 0.13 0.15 0.20 0.24 0.29	1.05 1.02 0.98 0.94 0.98 1.19 1.56	40,869 39,387 35,148 30,314 20,934 12,959 7,639	35,159 33,366 29,160 25,495 18,513 11,510 6,957	34,615,950 29,919,033 22,249,988 16,002,921 9,288,653 5,731,645 3,783,162	1.113 0.962 0.715 0.515 0.299 0.184 0.122

The results of the resource calculation performed during October 2005 has an Inferred Resource of 29.6 Mt at an average grade of  1.03 g/t 2PGE+Au and thus a metal content of 980 000 ounces for the B and C Reefs combined (optimized at a break-even GMV cut-off). The total Ni and Cu metal content for the two reefs combined is 39492 tonnes Ni and 33649 tonnes Cu.

3.

SUMMARY

a. Property Description and Location:

The War Springs property is located within the Northern Limb of the Bushveld Igneous Complex (BIC) in the Republic of South Africa near the town of Mokopane (previously known as Potgietersrus). The property is approximately 250 km north of Johannesburg and is easily accessible by roads and major highways.

Diagram 1: Illustration of the Eastern, Western and Northern Limb of the Bushveld Igneous Complex.

b. Ownership:

During 2004, Platinum Group Metals (RSA) (Pty) Ltd (PTM (RSA)), maintained options to purchase mineral rights on the War Springs (English translation of the Afrikaans farm name Oorlogsfontein) platinum property.

In November 2002 PTM (RSA) entered into a Joint Venture Agreement with Africa Wide Mineral Prospecting and Exploration (Pty) Limited (AW), a largely Historically Disadvantaged South African (HDSA) qualified South African mining company (refer to Item 20.2.3), on the Tweespalk and War Springs Properties. The industry standard joint venture was structured on a 30:70 basis, with Africa Wide having a 30% participating interest and PTM (RSA) 70%. Subsequently AW made an arrangement to settle the War Springs permit issues by converting their 30% participator interest in War Springs to a 15% carried interest. Taung Platinum Exploration (Pty) Limited will hold a 15% interest also carried to bankable feasibility study.

c. Geology and Mineralisation:

PLATINUM GROUP METALS (RSA) (Pty) LIMITED
WAR SPRINGS PROJECT

Diagram 3

Platinum Group Metals (RSA) (Pty) Limited
General Geology
War Springs Project
Legend
Geolog Fault Interp
Fault_Type
1:150,000
1:1,000,000
N
POTGIETERSRUS
Mn
Vg
Vu
Vk
Ls
Vl

August 26, 2005, Oorlogs Zn Soils, Diagram 7

Diagram 3:

Geological Illustration of the War Springs property, Northern Limb of the Bushveld Igneous Complex.

The BIC comprises several different compartments, namely the Eastern, Western, Far Western, Northern and Southern Limbs (see diagram 1) and is the single largest source of platinum in the world and a significant producer of palladium, other platinum group metals (“PGM’s”) and chrome.  Platinum and other platinum group elements (PGE’s) are mined from the Merensky Reef, the UG2 Reef and the Platreef. These orebodies occur within the layered ultramafic to mafic igneous rocks of the Rustenburg Layered Suite, outcropping on surface near the margins of the BIC and dipping gently downwards toward the middle. These mineralised horizons show remarkable continuity along strike and to depth. The Merensky and UG2 Reefs occur along the length of the Eastern and Western Limbs of BIC with a total strike length of 280 km (140 km along each limb) and are mined to a depth of 2000 m.

The War Springs property contains approximately 5.2 km of prospective Platreef striking in a northerly direction. The intrusive layered rocks dip ~ 65 degrees to the west near the footwall contact with the Transvaal Supergroup sediments. The Platreef is found along the ~ 100 km strike length of the Northern Limb and has been drilled to a depth of 1 500 m. The Platreef mineralised zone is up to 250 m thick in places, but mostly variable in thickness along strike and down dip. In addition significant PGE mineralisation can occur well into footwall basement rocks.

A large multi-pit operation is currently being exploited on the Platreef by Anglo American Platinum Corporation Ltd (Anglo Platinum) at their Potgietersrus Platinum Limited (PPL) mine.

d. Exploration Status and Concept:

Since completion of the 2003 National Instrument 43-101 Report (dated February 2004), PTM (RSA) has advanced the War Springs property as follows:

Four soil geochemical lines (1000 metres apart) were sampled during 2004. Additional soil lines were cut 250 metres apart and sampled during 2005. Aeromagnetic data over an ~ 130 km2 area covering the farms Oorlogsfontein, Rooipoort and Grass Valley were interpreted by Gap Geophysics (Pty) Ltd on behalf of PTM (RSA) during June 2004. A ground-based gravimetric survey was performed by geophysicist BW Green at the end of September 2004.

Drilling commenced during mid-2004 on the War Springs property and PGE mineralised layers have been confirmed to cross the War Springs property.

Eighteen holes have been completed by the end of May 2005 relating to 7433 metres of drilling. A total of 8188 samples were collected for the determination of the following elements: Pt, Pd, Au, Cu, Ni and Co. Test pit and trench sampling was done during October 2005 across anomalous areas indicated by the 2005 soil sampling programme.

e. Status and Recommendations:

Platinum Group Metals RSA (Pty) Ltd appointed Global Geo Services (Pty) Ltd as an independent geological consultant to provide a preliminary resource calculation for the War Springs property. The results of the resource calculation performed during October 2005 have an Inferred Resource of 29.8 Mt at an average grade of 1.03 g/t 2PGE+Au and thus a 2PGE+Au metal content of 980 000 ounces for the B and C Reefs combined (optimized at a break-even GMV cut-off). The total Ni and Cu metal content for the two reefs combined is 39492 tonnes Ni and 33649 tonnes Cu.

The results of the resource assessment are favourable to the extent that further exploratory drilling should be undertaken on the project. However, it relies on an Inferred Resource and conclusions should not be drawn as to the economic viability of the project. Additional monies for drilling and engineering work are recommended to be able to make a decision to advance the project. Results from the latest soil geochemical work also indicates significant potential south of the area covered by the Phase 1 drilling.

4.

DISCLAIMER

It was not within the scope of this assignment to independently verify the legal status or ownership of the mineral properties or of the underlying option agreements and transfers of title. Although the author has exercised care and diligence in the use of information from outside sources and believes that the information contained in this report is accurate and factual, the author has been unable to corroborate the accuracy of all of this information and this information may not be indicative of the mineralisation on the property that is the subject of this report.

5.

PROPERTY DESCRIPTIONS AND LOCATION

a. Area:

The War Springs mineral rights cover 2,395.9798 ha in extent.

b. Location:

The War Springs property is located just to the southeast of the town of Mokopane (formally known as Potgietersrus), approximately 250 kilometres north of Johannesburg, (Republic of South Africa), in the Limpopo (Northern) Province (Diagram 1). The War Springs property is centred on 24°14’ (S) and Longitude 29°02’ (E).

c. Licence Numbers (RSA reference is Prospecting Permit or Prospecting Right):

 On the 13th of January 2004, PTM (RSA) was awarded the Prospecting Permit (Oorlogsfontein Ref. No. 5/2/2/1087, Permit No. 05/2004) subject to the environmental management programme being approved. The EMP prepared for PTM (RSA) by EMPS Services was approved on the 16th of September 2003. This permit is valid until 14 January 2006.

d. Obligations;

War Springs has been subdivided and numerous small landowners hold the freehold title.

The commercial obligations regarding War Springs are recorded in a Notarial Prospecting and Option Contract (protocol 1026, Deneys Reitz, Chris Stevens, Johannesburg, RSA) between Saenger and Sacke Minerals (partnership) and PTM (RSA) and notarised on 23 June 2002. The agreement is with a private partnership that has brought together previously fragmented mineral rights. PTM (RSA) has a three-year period in which option monies of US$2.50/ha to US$3.25/ha is required to be paid. The costs of exploration are for PTM (RSA)’s cost and PTM (RSA) is obliged to spend a minimum of 1,000,000.00 ZAR (one million South African Rands) within one year of the effective date (date of notarization and amendments thereafter). If the mineral rights were purchased in year three the cost would be US$1.6 million for War Springs. PTM (RSA) has also agreed to pay a 1% Net Smelter Return Royalty (NSR) to the mineral rights holders subject to PTM (RSA)’s right to purchase the NSR at any time for US$1,400,000. The mineral rights holders may require PTM (RSA) to purchase the NSR upon the commencement of commercial production for US$1,400,000. The effective date is defined as the date of the grant of a prospecting permit from the DME.

The Prospecting permit is valid until 14 January 2006 (see Item 6i).

e. Survey:

War Springs is registered with the Deeds Office (RSA) under Oorlogsfontein 45, registration division KS, Northern Province and measures 2,395.9798 (two thousand three hundred and ninety five comma (point) nine seven nine eight) hectares. The farm can be located on the Government 1:50,000 Topo-Cadastral Sheet 2429AA Mokopane (3rd Ed., 2000) which is published by the Chief Directorate, Surveys and Mapping. The approximate co-ordinates (WGS84) are 29°04’00’’ (E) and 24°14’00’’ (S). The western portion of the farm is also found on the Government 1:50,000 Topo-Cadastral Sheet 2428BB Tinmyne (2nd Ed., 1981). The publisher of the plan is as indicated above. Two Survey General Diagrams are also available, reference: LG Nr. A. 2823/57 (1957) and SG NO. 1616/94 (1893) exhibiting the farm coordinates and portions.

f. Location of Mineralised Zones:

The location of the BIC contact across the War Springs property is indicated on Diagram 1.  Mineralisation is associated with igneous layering in the lower part of the BIC.

At least four linear aeromagnetic anomalies are visible within the ~ 500 m wide zone of BIC rocks exposed on the footwall contact with the Transvaal Supergroup rocks on War Springs. These anomalies can be traced from the Grass Valley property in the south across Rooipoort (adjacent to War Springs) up into the northern end of War Springs where it is terminated against the Ysterberg/Plank Nek fault. These linear anomalies appear to be mostly uninterupted by structure in the central to northeastern portion of War Springs. The bottom three linear anomalies were correlated with the “A”, “B” and “C” mineralised reefs identified on War Springs. The “A”-reef occurs near the footwall contact and the “C”-reef on the hangingwall contact with the Main Zone. The correlation is visible when the intersections of mineralised reefs in the boreholes are projected back to surface and overlain on the aeromagnetic image of the area. Projection of lithological units intersected by the drillholes to surface illustrates good correlation and continuity between the different lithological units as well as the mineralised reefs. Some fault displacement occurs in the central part of the area covered by the drilling.

g. Royalties:

PTM (RSA) has agreed to pay a 1% Net Smelter Return Royalty (NSR) to the mineral rights holders (see section 6d above). The government of South Africa has proposed new legislation that would create a 4% Gross Royalty on platinum mining and a 3% Gross Royalty on Gold.  This proposed new legislation is covered in Section 20h.

h. Environmental liabilities:

There are no known environmental issues on the PTM (RSA) properties.

Mining and exploration companies in South Africa operate with respect to environmental management regulations in Section 39 of the Minerals Act, 1991; as amended. Each prospecting area or mining site is subject to conditions.

The EMP for the War Springs property prepared for PTM (RSA) by Digby Wells and Associates was approved on 12 November 2003. A financial provision of 10,000 ZAR has been lodged with Standard Bank (Guarantee No. TRN M430395).

i. Permits Required:

The Prospecting Permit and EMP for the War Springs Property have been lodged with the DME and were approved on 13 January 2004. PTM (RSA) is in the process of completing the required process of the mineral rights coversion for the property.

6.

ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

a. Topography, Elevation and Vegetation:

The farm War Springs lies in a flat valley between two mountain ranges. Site elevation increases from 1100 m in the west to 1200 m in the east, with the highest point in the north at 1296 m. The main soils are moderate to deep, black and red clay soils, with reddish-brown sandy loam soils to the north and east. The hilly areas have thin, highly leached red soils in the wetter areas, with exposed rock on the steeper slopes.

The region is classified as Mixed Bushveld.  The vegetation varies from a dense, short bushveld to a rather open tree savannah. Due to the fact that the site is developed into smallholdings, a number of aliens like bluegums and several garden plants occur.

Cattle and game farming co-exist as the dominant agricultural land use.

b. Access to the Property:

The War Springs property is easily accessible from Johannesburg by travelling north on the N1 highway. The War Springs property is located approximately 8 kilometres southeast of the town of Mokopane (Potgietersrus) and 25 kilometres south of Anglo Platinum’s Potgietersrust Platinum Mine. The N1 highway crosses the property, as well as numerous gravel roads that provide for easy access. Infrastructure is well established with abundant well-maintained highways and roads as well as electricity distribution networks and telephone systems.

c. Population Centres and Nature of Transport:

The major population centre is the town of Mokopane (formerly Potgietersrus) which lies 8 kilometres northwest of the project. Access across most of the property can be achieved by truck without significant road building.

d. Climate:

The climate is mild throughout the year and can be classified as semi-arid. South Africa has summer from November to April and winter from May to October. In summer the days are hot and generally sunny in the morning, with afternoon showers or thunderstorms. Daytime temperatures can rise to 38ºC (100ºF) and night temperatures drop to around 15ºC (68-77ºF). The afternoons can be humid. In winter, days are dry, sunny and cool to warm, while evening temperatures drop sharply. Daytime temperatures generally reach 20ºC (68ºF) and can drop to as low as 5ºC (41°F) at night.

South Africa is well known for its mild climate and allows for extensive exploration activities throughout the year.

e. Surface rights for mining, power, water and waste disposal areas:

This report details early stage exploration programs. There is nothing to report under this Item.

7.

HISTORY

7a&b Prior Ownership and Previous Owners’ Exploration

Previous mineral exploration activities on the War Springs property was limited to some soil sampling and the drilling of a few shallow boreholes during the early 1990’s by Genmin on what they called the “Bultong Project”. The project was discontinued towards the end of 1993. Platmin (Pty) Ltd, through its South African subsidiary Boynton Investments (Pty) Ltd, subsequently aquired the rights to the War Springs property. They only performed a soil geochemical programme on the property during the early 2000’s.

The area has been geologically mapped at a scale of 1:250 000 by the South African Council for Geoscience. Map No. 2428 – Nylstroom covers the War Springs area. This mapping shows the BIC and approximately 5 km of the platinum bearing Platreef zone traversing the War Springs property. A PhD study was completed by Hulbert (1983) covering the BIC rocks south of the town of Potgietersrus (Mokopane).

a. Historical Mineral Resource and Reserve Estimates:

No previous attempt was made to calculate any resource/reserve figures for the War Springs property.

8.

GEOLOGICAL SETTING

a. Bushveld Igneous Complex Geology:

The BIC has intruded about 2,060 million years ago into rocks of the Transvaal Supergroup and comprises a basal mafic phase (layered complex) and an upper acid phase (granitic). The total estimated extent of the BIC is 66,000km2. The mafic rocks of the BIC host layers rich in PGE’s, as well as chromium and vanadium, and constitute the world's largest known repository of these metals.

The mafic rocks, collectively termed the Rustenburg Layered Suite (RLS) are divided into five zones, from the top downwards the Upper, Main, Critical, Lower and Marginal Zones.

The rock sequence in the northern limb differs somewhat from the rest of the BIC. The Lower and Critical Zones are only developed in the southernmost part of the northern limb. North of Potgietersrus, the Main Zone rocks progressively transgress over the sedimentary rocks of the Transvaal Supergroup and eventually over Archaean basement granite-gneiss.

Emplacement of the BIC is generally considered to be associated with anorogenic magmatism caused by intracratonic rifting (Sawkins, 1984). Emplacement of the RLS along subhorizontal fractures, insulation by a 4-6 km thick overlying volcano-sedimentary pile of rocks, and its gradual cooling, resulted in the development of horizontal layering (Hattingh and Pauls, 1994). Magmatic differentiation processes and magma addition from a common source deposited vast quantities of Cr, PGE’s, Au, Cu, Ni, Fe, Ti and V in the form of remarkably continuous layers (Ehlers and Du Toit, 2002).

The BIC contains significant deposits of chrome and vanadium in addition to PGM’s. In 2000 South Africa ranked first in the world in terms of reserves of PGM’s, chrome and vanadium. Although PTM (RSA)’s primary exploration target will be PGM’s on this property, the possible occurrence of nickel or copper deposits will also be kept in mind during the exploration programme. Less important are possible chromite and vanadium deposits that could be associated with the area. The prime targets on the property are the Merensky Reef and the UG2 chromitite Layer, which contain significant PGM concentrations and produce chromite as a by-product, and/or the Platreef that contain significant PGM concentrations with nickel, cobalt and copper as by product.

The origin and nature of the Platreef platinum mineralisation differs completely from that in the Merensky Reef and UG2 chromitite layer (Hulbert and Von Gruenewaldt, 1985). Although the rock types within this discordant reef are similar to those encountered in the Upper Critical Zone (Gain and Mostert, 1982), mineralisation is considered to have formed in response to contamination of the magma by country rocks (Buchanan et al., 1981; Ehlers and Du Toit, 2002).

b. Local Geology:

The Platreef in the Northern Limb of the BIC is regarded as a PGE-Ni-Cu-bearing mineralised package with a hanging wall of Main Zone gabbronorite and a transgressive footwall from Transvaal Supergroup sediments in the south to Archaean granite and gneiss in the north. The Platreef varies from > 400 m thick south of Mokopane to < 50 m in the extreme north. The overall geometry of the Northern Limb appears to have been controlled by an irregular floor. Overall strike is northwest to north and the dip of the layered rocks range from around 20 to 45 degrees west, shallowing down dip.

Fault architecture appears to have been pre-BIC and locally controlled thickening and thinning of the succession.

The area has been mapped geologically at a scale of 1:100 000 by M.J. van der Merwe (1978) and at 1:250 000 scale by the South African Council for Geoscience (Map No. 2428 – Nylstroom). The 1:100 000 map is preferred for its higher level of detail. On this map a 5.2 kilometres strike length of BIC footwall contact (which is the prospective Platreef target zone) is shown traversing the War Springs property by Van der Merwe, 1978.

c. Geology of the Property

War Springs consists predominantly of Main Zone norites of the BIC underlain by Magaliesberg quartzite and Silverton shale/limestone formations of the Pretoria Group of the Transvaal Supergroup. The footwall contact with the Transvaal sediments strike in a north-south direction and is disturbed by three major faults. These include the northeast-southwest trending Ysterberg fault and two northwest-southeast trending faults. There are also minor faults running sub-parallel to the major fault systems. Fault-evidence was also observed from the borehole information indicating east-west displacement of some of the layered units within the BIC. A general steep dip of ~ 65 degrees towards the west is observed from oriented borehole core for the layered units intersected on War Springs. However, some of the fault blocks may be tilted at different angles.

The initial phase of diamond exploration drilling intersected a combination of Main Zone and Platreef/Critical Zone lithologies in the northeastern portion of property. A Schematic Stratigraphic Section is presented in. The Main Zone lithologies consist predominantly of gabbronorite and anorthositic units. Cross sections and longitudinal sections are presented at the end of this report for the area covered by the Phase 1 drilling. The various lithologies and mineralised “A”-, “B”- and “C”-Reefs identified during the drilling are illustrated on the sections.

The top of the Platreef mineralised package consists of mineralised mottled anorthosites (“C”-Reef) and occasional pyroxenites. The anorthosite/mottled anorthosite units can be correlated through all intersecting boreholes. Thickness ranges from 5 to 22 metres. Lithologies below the “C”-Reef consist mainly of norites which includes a central package of noritic-cyclical units. A typical cycle, progressing upward, is pyroxenite, feldspathic pyroxenite, melanorite, leuconorite to anorthosite. These cyclical units are not always complete and may sometimes be reversed. Thickness may vary from < 1 metre to over 15 metres for an individual unit. The package of noritic-cyclical units can as a whole be correlated between the intersecting boreholes and varies in thickness from 15 to 35 metres. Some of the noritic-cycles are mineralised. The whole “upper norite zone” (between “B” and “C”Reefs) varies in thickness from 100 to 220 metres.

Prominent pyroxenitic lithologies occur below the “upper norite zone”. The pyroxenite package, progressing upwards, consists of serpentinised harzburgite, pyroxenite to feldspathic pyroxenite. The serpentinised harzburgite at the base is only a few metres in thickness, but was recognised in all intersecting boreholes. The feldspathic pyroxenites form the main part of the package and range in thickness from 10 to 60 metres. The mineralised “B”-Reef occurs towards the base of the pyroxenite package and extends into a zone of mixed/altered anorthositic/mottled anorthositic/leuconoritic rocks. The “lower norite zone” occurs below the “B”-Reef mineralised pyroxenites and is mainly comprised of melanorite/norite with numerous inclusions/xenoliths of footwall quartzite. Occasional small (1–3 metres in size) calc-silicate xenoliths occur within this zone.

The “A”- Reef mineralised feldspathic pyroxenite/melanorite occur between the “lower norite zone” and the footwall contact with the Transvaal sediments. The feldspathic pyroxenites and melanorites range in grain size from very fine-grained to medium-grained in general to nearly pegmatoidal in places. Several of the units are magnetic to various degrees. Significant amounts of biotite/phlogopite occur within the pyroxenites/melanorites closer towards the footwall contact. A mineralised chromitite band (sometimes steel-blue in colour) is present towards the base of the “A”-Reef and was recognised in all the boreholes that intersected the footwall contact. The chromitite is magnetic in most instances. Magnetic chromitite is described by Hulbert (1983) from the Grass Valley property south of War Springs. The process of serpentinization is assumed to be responsible for the alteration of the chromite forming “ferritchromit”-magnetite reaction zones around chromite grains (Hulbert, 1983).

The footwall sediments are comprised mainly of red-pinkish-greyish quartzite. Intrusive relationships are obvious between the chilled fine-grained magnetic melanorite and sediments.

The area is structurally complex and with little exposure of the BIC lithologies available much emphasis was placed on geophysical data interpretation. Most of the discussion in this section summarises the geophysical interpretation and results obtained from the report by Campbell and Johnson (2004). Their report is based on a high resolution aeromagnetic survey that was flown by FUGRO during May 2002 over an ~330 km2 block covering the northern limb of the BIC south of Potgietersrus (see section on Geophysical data). Only the major structural features are discussed here.

Campbell and Johnson (2004) confidently mapped the N to NNE striking Bushveld Floor Contact from northern Grass Valley through Rooipoort to the northern portion of War Springs, by using the aeromagnetic data. Of further importance is the fact that a ~500 m wide zone of interpreted Critical Zone lithologies was identified immediately down-dip from the footwall contact with the Transvaal sediments.

It is evident that structural controls are dominated by the NE-striking sinistral Ysterberg-Planknek Fault and the NW-striking dextral Transcurrent Fault. A large-scale drag-fold is associated with the Ysterberg-Planknek Fault on War Springs. The fold possibly forms a SW-plunging floor syncline against the Ysterberg-Planknek Fault. The ~NW-striking Transcurrent Fault strikes orthogonally to the Ysterberg-Planknek Fault across War Springs, and appears to terminate against the most recent reactivation of the latter.

The NE-striking Ysterberg-Planknek fault is characterised by sinistral displacements (~1000m) with/without downthrow to the SE, and abruptly terminates N-S striking BIC litho-magnetic horizons on War Springs. Steepening of geological dip towards this fault may in part explain anomalous magnetic signatures over the basal BIC lithologies immediately to the south. The ~NW-striking Transcurrent fault appears to horse-tail on War Springs and terminates against the Ysterberg-Planknek fault. Both elements displace BIC litho-magnetic units by up to ~700m in a dextral sense. Fault-throws are down to the north. Smaller E-W-trending offsets are also evident from the borehole information.

Two NE-striking dolerite dykes parallel to the Ysterberg-Planknek Fault were identified (Campbell and Johnson, 2004). A third dyke is striking E-W and cuts across the farm War Springs through its central portion.

9.

DEPOSIT TYPES

The Platreef is described as a pyroxenite-norite intrusive that assimilated and reacted with the floor rocks, forming a complex suite of mafic-ultramafic rocks and a different mineralisation-style compared with the rest of the Bushveld Complex. Concentrations of PGE’s + Au and enrichments of nickel and copper are localised in more or less tabular disseminated zones within the Platreef. Until now, there are no consensus of opinion on whether the Platreef is of Critical Zone or Main Zone affinity, whether it is the equivalent of the Merensky Reef in the Northern Limb, or whether the Northern Limb is unrelated to the main Bushveld intrusion (Kinnaird, 2004).

a. Mineral Deposit Type:

The Platreef is a transgressive mineralised zone containing elevated/anomalous Cu-Ni-PGE values.  The Platreef is in general represented by a zone of pyroxenite, melanorite, norite and anorthosite, frequently exceeding 100 m in thickness. This zone is highly contaminated by the assimilation of, and reaction with, the footwall rocks, which has resulted in a highly complex suite of rocks and a very special style of mineralisation.

The origin and nature of the Platreef platinum mineralisation differs completely from that in the Merensky Reef and UG2 chromitite layer (Hulbert and Von Gruenewaldt, 1985). Although the rock types within this discordant reef are similar to those encountered in the Upper Critical Zone (Gain and Mostert, 1982), mineralisation is considered to have formed in response to contamination of the magma by country rocks (Buchanan et al., 1981). Correlations between the Platreef and Merensky Reef based on geochemical characteristics are meaningless (Vermaak et al., 1999). Platreef mineralisation seems to occur as soon as it is in contact with soft sediments that are capable of providing a source of sulphur, similar to a reaction-type skarn (Vermaak et al., 1999).  Xenoliths of these sediments are often seen within the BIC as rafts near the base.  Other deposit types in the BIC are briefly described in section 20.

b. Geological Model:

PTM (RSA) (Pty) Ltd follows the Potgietersrus Platreef-type exploration model as set out by (Naldrett, 1989): Description: Sulfide blebs and occasionally more massive stringers sporadically developed within feldspathic pyroxenite and harzburgite near floor of intrusion into sulfur rich sediments.

Rock Types: pyroxenite, harzburgite and norite.

Textures: cumulus, diabasic to ophitic.

Age Range: Precambrian (~ Bushveld age).

Depositional Environment: Extensional tectonics. Intrusive into dolomite or pyritic shales. Localized assimilation of floor rocks triggered sulfide segregation.

Tectonic Setting: Rift environment on stable craton.

Mineralogy: Pyrrhotite, chalcopyrite, pentlandite, PGE-minerals.

Texture: Disseminated, matrix, massive sulfides.

Alteration: Locally sulfides show evidence of hydrothermal remobilization.

Ore Controls: Interaction of magma with floor rocks is responsible for important development of sulfide. Source of external sulfur (dolomite, banded iron formation).

Geochemical Signature: Ni, Cu, PGE geochemical anomalies.

Geophysical Signature: Magnetic and associated gravity anomalies.

Examples: Platreef (South Africa).

Associated deposits: None.

10.

MINERALISATION

Exploration targets are planned based on the above model and focus on the basal contact zone of the BIC with the various floor rock lithologies. The mineralisation is seen to comprise sulfide blebs and occasionally more massive stringers sporadically developed within feldspathic pyroxenite, pyroxenite, anorthosite, dunite and harzburgite near the floor of the intrusion into sulfur rich sediments. The following zones of mineralisation were intersected and identified during Phase 1 of the exploration drilling on War Springs:

Table 1: War Springs Mineralised Intersections

MINERALISED INTERSECTIONS - WARSPRINGS
BHID	FROM	TO	LENGTH (m)	2PGE + Au (g/t)	Cu%	Ni%
ORL1	64.00	69.00	5.00	0.70	0.01	0.03
ORL1	600.00	610.00	10.00	1.16	0.23	0.28
ORL2	145.00	146.00	1.00	0.56	0.04	0.07
ORL3	69.00	76.00	7.00	2.35	0.10	0.13
ORL3	326.00	331.00	5.00	1.71	0.30	0.38
ORL4	64.00	65.00	1.00	3.67	0.15	0.16
ORL4	70.00	74.00	4.00	2.76	0.13	0.13
ORL4	221.00	222.00	1.00	1.10	0.14	0.18
ORL4	390.00	399.00	9.00	1.99	0.36	0.39
ORL4	602.00	607.00	5.00	0.63	0.04	0.07
ORL5	90.00	102.00	12.00	0.77	0.02	0.03
ORL5	107.00	116.00	9.00	0.65	0.02	0.04
ORL5	158.00	166.00	8.00	0.91	0.05	0.08
ORL5	377.00	381.00	4.00	0.60	0.14	0.18
ORL5	596.00	601.00	5.00	0.97	0.06	0.11
ORL6	42.00	50.00	8.00	0.63	0.18	0.19
ORL6	79.00	81.00	2.00	0.75	0.20	0.18
ORL6	305.00	307.00	2.00	0.80	0.07	0.13
ORL6	321.00	322.00	1.00	0.32	0.03	0.05
ORL7	209.00	211.00	2.00	0.63	0.03	0.09
ORL8	46.00	48.00	2.00	0.60	0.06	0.12
ORL8	257.00	258.00	1.00	0.89	0.06	0.14
ORL9	91.00	94.00	3.00	0.42	0.02	0.06
ORL9	101.00	111.00	10.00	0.59	0.13	0.15
ORL10	377.00	379.00	2.00	0.85	0.05	0.10
ORL15	95.00	104.00	9.00	0.69	0.06	0.07
ORL15	137.00	147.00	10.00	1.89	0.12	0.16

ORL15	258.00	260.00	2.00	1.10	0.10	0.14
ORL16	68.00	70.00	2.00	1.24	0.06	0.06
ORL16	83.00	86.00	3.00	1.11	0.12	0.14
ORL16	89.00	101.00	12.00	0.99	0.06	0.09
ORL17	263.00	269.00	5.00	0.75	0.10	0.17
ORL18	229.00	231.00	2.00	0.75	0.08	0.15

ND=Not Developed or not Intersected.

a. Description of Mineralised zones

Three zones of mineralisation were identified within the succession of layered mafic rocks drilled on War Springs. They consist of an upper “C-Reef”, a middle “B-Reef” and a bottom “A-Reef” on the footwall contact with the Transvaal sediments. Detailed Mineralised

Mineralisation within the “C-Reef” occurs mostly within coarse-grained mottled anorthosite and associated leuconorite and pyroxenite bands. Between 1-5% sulfides occur as pyrrhotite-pentlandite-chalcopyrite blebs and blobs (< 2 cm). Economic reef thickness varies between 2 to 7 metres with grades ranging from

0.70 to 3.67 g/t 2PGE’s + Au over an average width of ~5 metres (ORL-4). Nickel and Copper values averages around 0.10% Ni and 0.09% Cu. The mottled anorthosite units occur stratigraphically near the base of Main Zone gabbronorites and are taken to form the top of the “mineralised package” on War Springs. However, mottled anorthosite units also occur within the lower part of the Main Zone and have been intersected in boreholes ORL11 and ORL12 on War Springs. These “Main Zone-type” anorthosites exhibit a distinct turbid greenish-white colour due to saussuritization of the plagioclase feldspars.

Mineralisation within the “B-Reef” is associated with pyroxenitic, harzburgitic and leuconoritic lithologies. The high grades occur within leuconorite units below the ultramafic lithologies. Between 1-5% sulfides occur as net-textured pyrrhotite-pentlandite-chalcopyrite within the norites and as blebs within the ultramafic rocks. Grades range from 0.6 to 2.74 g/t 2PGE’s + Au (ORL-4) over an economic reef thickness varying between 1 to 6 metres (average 5 m). Ni and Cu values are higher than those for the “C”-Reef and average around 0.22% Ni and 0.17% Cu.

Low-grade mineralisation is associated with the “A-Reef” immediately above the footwall contact with the Transvaal sediments. This zone consists of fine- to medium-grained feldspathic pyroxenite and melanorite with significant amounts of quartzitic xenoliths. Particular mafic units as well as some of the contact metamorphosed sediments are strongly magnetic. This is also evident from the down-the-hole magnetic susceptibility data. Economic reef thickness varies from 1 to 5 metres grading between 0.63 to 0.97 g/t 2PGE’s + Au. Ni and Cu averages at 0.10% Ni and 0.05% Cu. The effect of contact metamorphism and alteration is also visible closer to the footwall exhibited by the occurrence of K-feldspar, quartz-feldspar graphic intergrowths and biotite/phlogopite.

A (<1 to 3 m) chromite-rich band has been identified in all boreholes that intersected the footwall contact with the Transvaal sediments (ORL-2; ORL-4; ORL5; ORL-6; ORL-7; ORL-8; ORL-9 and ORL-10). The chromitite forms part of the “A-Reef” mineralised zone. The presence of chromite was initially confirmed in ORL-2 by the assay results. The chromite grades at 0.84% Cr2O3 over 4 metres with the highest value at 1.90 % Cr2O3 over 1 metre with 0.56 g/t 2PGE + Au. The highest values within a 1 metre interval were intersected in borehole ORL-4 grading at 4% Cr2O3, 0.20% Ni, 0.11% Cu and 2.10 g/t 2PGE’s + Au. The chromite has an average grade of 1.6% Cr2O3.

The presence of the chromite band could be related to the assimilation of quartzitic sedimentary xenoliths into the magma. Correlation with the UG2-like chromite band found on Grass Valley further to the south of War Springs is also possible. The chromite has an average grade of 1.6% Cr2O3.

Quartz-feldspathic veins are found throughout the succession. These vary in thickness from a few centimetres to several metres. They consist of quartz, plagioclase/K-feldspar and mica and are fine- to medium grained.

b. Surrounding Rock Types and Geological Controls

The succession intersected by the eighteen boreholes drilled consists of an approximately 500 metre thick package of interlayered norites, anorthosites, pyroxenites and occasional thinly developed ultramafic harzburgites and chromitites. The intersected succession is subdivided into three broad zones based on lithology and mineralisation. These are broadly similar to those described from the Sandsloot/Swartfontein properties of Anglo Platinum at the Potgietersrus Platinum open pit mine northwest of Mokopane. Below follows a mineralogical description of the different rock types encountered during the exploration drilling phase.

Norite predominate the succession and exhibit variations in their grain size and texture. Mineralogically they consist of orthopyroxene (cumulus) and plagioclase (intercumulus) with secondary phlogopite and magnetite. The plagioclase shows alteration effects of sausseritization in most cases. Darker melanocratic norites occur throughout. These mela-norites exhibit dark-coloured plagioclase crystals. The feldspars appear to be discoloured by chloritization alteration. Chlorite veins are also visible in these zones. The leuconorites occur below the B-Reef pyroxenites and are well mineralised in most cases. They contain 2-5% net-textured sulfides (pyrrhotite, chalcopyrite and pentlandite). Some norites tend towards a gabbronoritic composition exhibiting two pyroxenes, especially higher-up in the sequence.

Anorthositic units are well developed towards the upper part of the succession with a prominent mottled anorthosite exposed at the top contact below gabbronorites of the Main Zone. The anorthosites vary in texture from spotted to mottled varieties and range in thickness from ~ 5 to 40 metres. Thickest units are developed towards the northern extremities of War Springs (see surface geological plan). The anorthositic units contain the mineralised “C-Reef” intersected on War Springs. The mineralised anorthosites are in most cases mottled anorthosite and contain up to 5% sulfide. The sulfides form blebs of intergrown pyrrhotite-pentlandite and chalcopyrite. Two other anorthositic units occur above and below the “B”-Reef pyroxenites respectively. These two units are not mineralised at economic grades.

A zone of cyclical units with alternating norite-anorthosite-pyroxenite cycles occur within the zone between the upper (“C”-Reef) anorthosites and the middle (“B”Reef) pyroxenites. The zone is around 40 metres thick in the south and gradually becomes thicker towards the north with a thickness of over 100 metres in ORL-5. A cycle usually consists of  noritic-anorthositic-pyroxenitic units from top to bottom with individual lithologies attaining thicknesses of around 1 metre. The cycles are not always very clearly visible or fully developed. Some of them are weakly mineralised (see ORL-5). Some units are coarsening-upwards in grain-size. Most of the pyroxenites are feldspathic pyroxenite with around 10 to 15% feldspar. The anorthositic units range from spotted-mottled anorthosites to anorthositic norite.

The best developed pyroxenite is found near the middle part of the succession. This pyroxenite forms the main pyroxenitic unit within the succession and range in thickness from 5 to 50 metres thick in borehole ORL-3. In general, the pyroxenite becomes more mafic towards its bottom starting with feldspathic pyroxenite grading into pyroxenite and ending with ultramafic harzburgite at the base of the unit. The harzburgite is in most cases only a few metres thick and exhibits a dark greenish-black colour. Serpentenization alteration of the olivine crystals within the harzburgite is evident in most intersections. Mineralisation occurs towards the base of the pyroxenite into the harzburgite and below that in leuconorites. Blebs of pyrrhotite-pentlandite-chalcopyrite (2-5%) are found in the pyroxenite and harzburgite with net-textured sulfides in the leuconorite.

Fine-grained feldspathic-pyroxenites (“A”-Reef) occur near the footwall contact with the Transvaal sediments. The feldspathic pyroxenite represents the chill phase of the Bushveld intrusion in this area. The unit is around 20 metres thick in the southern part of the area and becomes thicker ~ 50 metres towards the north (ORL-5). Numerous quarzitic and hornfelsic xenoliths (small to over several metres in size) are found towards the footwall contact within mela-norite and fine-grained feldspathic pyroxenite. Occasional small (metre-size) calc-silicate xenoliths were also intersected by the drilling.

A thin (~ 1 to 2 m) chromitic unit can be traced throughout the area at the base of the feldspathic pyroxenite unit. This unit was intersected by al the boreholes that were drilled through the footwall contact on War Springs. The chromitite unit is magnetic in most cases. Magnetic chromitite have been described from the Grass Valley area further to the south of War Springs (Hulbert, 1983). The chromitite unit on War Springs is mineralised and contains up to 2% sulfide. It forms part of the mineralised “A”-Reef identified towards the base of the feldspathic pyroxenites near the footwall contact.

XRF major and trace element analytical results for 90 samples from six different boreholes were determined in an attempt to distinguish between the Main Zone, Critical Zone and/or Platreef rocks on the War Springs property. The results were interpreted in relation to published geochemical data obtained from several different areas on the BIC in South Africa.

The majority of the samples have CaO/Al2O3 ratios between 0.5 and 0.64 suggesting chemical affinities for the Main Zone. However, some samples have a ratio of > 1.0 indicating definite Platreef/Critical Zone affinities. Some pyroxenites fall within the range of 0.47 – 0.61 making this an inconclusive parameter for the War Springs samples.

Chromitites are characteristic of the Critical Zone in the BIC, with the exception of the chromitite layers found in the Lower Zone in the southern sector of the Northern Limb (Grass Valley). Silicate lithologies within the Critical Zone are in general also characterised by elevated Cr values. Cr values are generally > 1000 ppm for the Critical Zone silicate rocks, whereas the Main Zone has values < 800 ppm and often < 250 ppm Cr. However, higher Cr contents have been observed in the basal part of the Main Zone in the Northern Limb. Pyroxenites and some norites in boreholes ORL-1, 3, 4 and 5 on War Springs have Cr contents varying from > 800 ppm to several thousands. These values are typical of the Platreef/Critical Zone rocks. Very high values correspond to the chromitite band discovered within the basal part of the succession (e.g. 39 758 ppm Cr). Many samples have values below 600 ppm and are assigned to the Main Zone. Those between 600-800 ppm would most probably also indicate Main Zone lithologies.

Most of the pyroxenite samples have Cr/MgO values above 100 indicating Platreef/Critical Zone affinities. Some of the norites indicated by other parameters to be of Main Zone affinity exhibit values between 80 and 100 indicative of Platreef/Critical Zone affinity. The same is also true for some of the “Platreef” feldspathic pyroxenites that have values between 58 and 74 indicating Main Zone lithologies.

Most of the pyroxenites have Sr values below 200 ppm indicating Platreef/Critical Zone affinities in boreholes ORL-1, 3, 4 and 5. The norites higher up in the boreholes (sequence) have values above 300 ppm Sr and are assigned to the Main Zone. Samples with Sr values between 300 and 200 ppm may indicate some contamination or mixing of Main Zone and Platreef/Critical Zone lithologies.

The XRF data indicate Main Zone chemical affinities for the upper noriteanorthosite succession (includes mineralised “C”-Reef) intersected within the selected boreholes on War Springs. Platreef/Critical Zone affinities are assigned to the mineralised pyroxenites and norites of the “B”-Reef.

Similarly, Platreef/Critical Zone affinities are assigned to the “A”-Reef lithologies towards the base of the succession. Generally, most norites were assigned to the Main Zone and most pyroxenites were assigned to the Platreef/Critical Zone.

11.

EXPLORATION

a. Results of Surveys and Investigations

Aeromagnetic data over an ~ 130 km2 area covering the farms War Springs, Rooipoort and the northern sector of Grass Valley, were interpreted by Gap Geophysics on behalf of PTM (RSA) during June 2004. The aim of the interpretation was to map the BIC vs Transvaal Supergroup floor contact as a potential Platreef locale; to map potential BIC mafic lithologies hosting UG2/Merensky Reef PGM mineralisation and to map structural/floor features which may have allowed for secondary enhancement of primary mineralisation.

The survey methodology and data processing techniques are discussed in the Gap Geophysics report of June 2004 and a summary of the results are presented below.

The geophysical surveys have confidently mapped the N to NNE striking Bushveld floor contact from northern Grass Valley to northern War Springs. The survey indicates a ~ 500 metre wide belt of interpreted Critical Zone lithologies immediately down dip from this contact. Structural controls were mapped with a fair degree of confidence (e.g. position of NE-striking Sinistral Ysterberg-Planknek fault and the NW-striking dextral Transcurrent fault. Obvious Platreef potential exists along the floor contact over the ~10 km interval between published outcrop locations. It was found that the pyroxenite-hosted “Platreef” is not in itself magnetic and the aeromagnetic data cannot be used directly for target generation. Induced Polarization (IP) techniques were proposed instead, which have previously been found to be successful on the Platreef north of Potgietersrus/Mokopane.

Selection of aeromagnetic drilling targets was initially based on the occurrence of three linear anomalies within a ~500 m zone on the contact with the Transvaal sediments on War Springs. The most westerly linear anomaly was found to correspond closely with the surface outcrop of a mottled anorthosite unit discovered during the early part of the project. This mottled anorthosite was assumed to form the top contact of the Platreef on War Springs. The first borehole, ORL-1, was collared to the west of the mottled anorthosite outcrop and intersected the anorthositic units at 34 metres depth.

In addition to the aeromagnetic survey, a ground-based gravimetric survey was performed by geophysicist BW Green at the end of September 2004. The survey was performed over 9.8 kilometres with the target being mineralisation associated with the base of the Bushveld Complex. The methodology of the gravity survey is explained in the report presented by BW Green.

The gravity survey results enhanced the understanding of the geology of the property in the following ways:

▪

Determining the transition zone between the Transvaal sediments and the BIC mafic lithologies;

▪

Determining the prospective zone of possible mineralisation in conjunction with the aeromagnetic and soil geochemical data;

▪

Identifying the strike direction and distribution of the mafic rocks on the property;

▪

Suggesting the possible presence of basement perturbations which enhances the possibility of finding shallower mineralised zones;

▪

Identifying the major faults on the property.

Two priority gravity targets were indicated towards the southern and western portions of War Springs. The gravity data indicate a significant gravity high towards the southwestern part of War Springs. Gravity highs also occur towards the northeastern portion of the property near the footwall contact. This also corresponds fairly well with the Phase 1 drillhole intersections. The ORL-1 vs ORL2 drill cross-section shows a steepening of the footwall contact which clearly corresponds with the gravity data.

Magnetic susceptibility data was obtained from the down-the-hole surveying of the exploration boreholes drilled. The Total Field (nT) data is presented in borehole long sections together with the PGE+Au assay data and also % sulfide as observed during the logging process. The total field (nT) magnetic susceptibility data shows generally higher values for the “B”-Reef lithologies where they are closer to surface (within the oxidised zone), than for the fresher rock. However, values for the “C”-Reef are generally lower closer to surface.

Anomalous magnetic susceptibility values calculated for the East Vector correlate well with the position of enhanced PGE+Au and Ni+Cu values for the mineralised “C”-, “B”- and “A”- Reefs. The calculated East Vector data appears to be the best tool in predicting areas of possible mineralisation within drilled holes.

Four widely spaced reconnaissance soil geochemical lines were sampled across the strike of the Bushveld lithologies in an east-west direction and over the magnetic anomaly towards the end of 2004. Sampling lines were located on access roads. Line intervals were about 1 kilometer apart and sampling intervals were 30 metres apart. The sampling procedure is documented and described in a separate report on the soil sampling exercise performed on War Springs and is held as a separate in-house document.

Sampling of additional soil lines commenced during April 2005. The target area was again across the contact zone close to the Transvaal sediments on the eastern border of the War Springs property. Line spacing was 250 metres apart and samples were taken every 25 metres on the line. Twenty one lines have been completed by mid-August 2005 and the last of the assay results were received from Genalysis Laboratories during October 2005. Soil lines were also sampled across the western part of the property (west of the Ysterberg-Planknek fault).

b. Interpretation of the Survey

At least four linear aeromagnetic anomalies are visible within the ~500 m wide zone of BIC rocks exposed on the footwall contact with the Transvaal Supergroup rocks on War Springs. These anomalies can be traced from the Grass Valley property in the south across Rooipoort adjacent to War

Springs up to the far northern end of War Springs where it is terminated against the Ysterberg/Plank Nek fault. These linear anomalies appear to be mostly uninterrupted by structure in the central to northeastern portion of War Springs. The bottom three linear anomalies were correlated with the “A”, “B” and “C” mineralised reefs identified on War Springs. The correlation is visible when the intersections of mineralised reefs in the boreholes are projected back to surface and overlain on the aeromagnetic image of the area (currently being digitized). Projection of lithological units intersected by the drillholes to surface illustrates good correlation and continuity between the different lithological units as well as the mineralised reefs. Small fault displacements occur in the central part of the area covered by the drilling.

Plots of the soil geochemical data from the soil survey indicate significant Cu, Ni, Pd, Pt, S and Cr anomalies. Collar positions of the boreholes drilled during Phase 1 of the exploration drilling are all situated on the eastern edge of the Cu, Ni, Pd, Pt and S soil anomalies. However, this is not the case with the Cr soil anomaly occuring further to the east near the footwall contact corresponding with the position of the chromitite horizon intersected during the drilling phase and the most easterly aeromagnetic linear anomaly.

The presence of the Cu, Ni, Pt and Pd soil anomalies west of the Cr anomaly correspond well with the intersected “B” and “C”-Reefs. The occurrence of occasional turf-rich soils within the area near the footwall contact also points to the presence of subsurface (Critical Zone) ultramafic rock units (“B”-Reef lithologies).

Twenty seven line kilometres were covered by the 2005 soil sampling programme. This included 21 lines that were cut perpendicular to strike across the War Springs property. Samples were taken every 25 metres on each east-west trending line at an approximate depth of 600 mm. A ~1 kg sample was taken and sieved to -200 mesh and packaged in special brown paper sample bags. The samples were assayed at the Genalysis Laboratory in Perth, Australia. The samples were dried, disaggregated and sieved to -80 mesh (-180 micron). Pt, Pd and Au were fire assayed by ICP-MS. Multi element analyses were done by ICP-OES by four acid digestion in Teflon test tubes.

The soil sampling assay results displayed significant anomalies for Pt, Pd, Cu, Ni, Cr, Mg and S. Both Pt and Pd exhibit very high values towards the south-eastern extremity of the property. Pt values over 100 ppb up to 204 ppb were encountered. Similarly, Pd values as high as 620 ppb occur. Anomalous values can in most cases be correlated with the linear “B”-and “C”-Reef aeromagnetic anomalies close to the footwall contact. Higher Pt and Pd values occur in the area immediately south of the Phase 1 drilling area (e.g. south of ORL1 collar position). Low values occur in the area further north where most of the Phase 1 drilling occurred.

Cu and Ni values indicate an anomalous zone from within the Phase 1 drilling area further southwards towards the cross-cutting transcurrent fault in the south. These correspond with the Pt and Pd anomalies. A wide area within the central eastern part of the property is underlain by alluvium and boulders in an area influenced by a meandering perennial dry streambed. Values for most elements assayed are low (diluted by alluvium) in the river’s zone of influence.

Cr anomalies occur close to the footwall contact with the Transvaal Supergroup sediments. These correspond with the drill intersected position of the chromitite unit near the footwall contact. Anomalous Cr values range between 1800 to 4000 ppm. Mg anomalies also occur closer to the footwall contact in the central to northern part of the mineralised zone of interest. A significant displacement is observed in the southern part of the property south of the transcurrent fault. The Mg anomalies is displaced several hundred metres to the west in the area south of the fault. Here, they correspond again with linear aeromagnetic anomalies which can most probably be correlated with ultramafic units of the “B”- and “C”-Reefs as identified further northwards on War Springs.

The soil anomalies indicate a clear response to the subsurface geology on War Springs. The Cu and Ni data sharply corresponds to the top contact of the mineralised mottled anorthosites of the “C”-Reef and to the mineralised pyroxenites of the “B”- and “A”-Reefs near the footwall contact with the Transvaal Supergroup sediments. Pt and Pd anomalous values are clearly situated above the “C”-Reef and “B”-Reef linear aeromagnetic anomalies as intersected during the Phase 1 drilling. The soil anomalies also point to a ~ 2 km strike extend untested by drilling which occur to the south of the Phase 1 drilling area.

12.

DRILLING

Drilling concentrated on geophysical and geochemical anomalies in the northeastern part of War Springs. The target area was the interface between the BIC and the sediments of the Transvaal Supergroup. Table 2 lists the drilling information for the Phase 1 boreholes drilled up to the end of March 2005 on War Springs. A total of 7433.40 metres of diamond core were drilled in 18 boreholes mostly in the northeastern part of War Springs; the target being the BIC versus Transvaal Supergroup footwall contact zone.

Table 2: War Springs Phase 1 Drilling.

COORDINATES
BHID	START DATE END DATE	DEPTH	X Y Z	DIP	SAMPLES
ORL1	12-Jun-04 04-Nov-04	706.6	24.2208 29.0444 1160	-60	865
ORL2	29-Jul-04 06-Aug-04	232.95	24.2216 29.0465 1168	-45	245
ORL3	07-Aug-04 17-Aug-04	472.91	24.2169 29.047 1152	-45	653
ORL4	18-Aug-04 08-Sep-04	691.26	24.2128 29.0492 1145	-45	818
ORL5	22-Aug-04 16-Sep-04	646.48	24.2086 29.0505 1167	-45	745
ORL6	09-Sep-04 20-Sep-04	378.11	24.216 29.0508 1159	-45	418
ORL7	21-Sep-04 07-Oct-04	304.5	24.2097 29.0535 1161	-45	310
ORL8	22-Sep-04 04-Oct-04	437.75	24.2191 29.0479 1157	-45	443
ORL9	06-Oct-04 19-Oct-04	427.5	24.2118 29.0519 1166	-45	453
ORL10	09-Nov-04 07-Jan-05	451.07	24.2177 29.0488 1127	-45	485
ORL11	12-Jan-05 14-Feb-05	682.44	24.2234 29.0397 1154	-60	548
ORL12	03-Feb-05 14-Feb-05	400.26	24.2158 29.0469 1159	-90	472
ORL13	16-Feb-05 18-Feb-05	120.26	24.2151 29.0481 1156	-90	126
ORL14	19-Feb-05 22-Feb-05	220.97	24.2136 29.0486 1159	-90	166
ORL15	23-Feb-05 03-Mar-05	483.22	24.2136 29.0486 1110	-45	565
ORL16	04-Mar-05 09-Mar-05	141.01	24.2152 29.0482 1148	-45	157
ORL17	09-Mar-05 16-Mar-05	336.1	24.2185 29.0461 1164	-45	396
ORL18	17-Mar-05 29-Mar-05	300.01	24.2166 29.0487 1066	-45	323
	TOTAL METRES	7433.40			8188

The layering of the mafic rocks on War Springs is dipping 65° to the west. The inclined boreholes were collared at 45° to the east in most cases to intersect the westerly-dipping mineralised zone at approximately 90 degrees. Variation between sample length and true thickness is in most holes insignificant.

13.

MINERAL RESOURCE ESTIMATES

a. Standard Reserve and Resource Reporting System

The author has complied with the SAMREC code of reporting of mineral resources and mineral reserves. The code allows for a resource or reserve to be upgraded (or downgraded) if, amongst others, economic, legal, environmental, permitting circumstances change. The author has allowed for a geological and geostatistical set of rules for the classification of either the resource or reserve. The methodology also relies on the structural and facies aspects of the geology to define the resource classification. The principals of the reserve and resource classification are consistent with the Inferred, Indicated and Measured resource classification and the Probable and Proved reserve classification.

b. Comment on Reserves and Resources Subsets

This particular report deals primarily with the Inferred Resources. The specific data distribution and geographic layout does not allow the inferred resource to qualify for any upgrade to higher confidence resource categories. The total resource is therefore within the Inferred Resource category and therefore has NO further subdivision or sub classifications

c. Comment on Indicated Resource Subset

The definition of the mineral resource is as defined in the SAMREC code and is in no manner or form duplicated and double accounted. The total resource is classified as an inferred resource and therefore has NO further subdivision or sub classifications

d. Relationship of the QP to the Issuer

The Qualified Person responsible for this report has no commercial or any other relationship with PTM (RSA) other than to compile and comment on the contents of this report.

e. Detailed Mineral Resource Tabulation

Three zones of mineralisation were identified within the succession of layered mafic rocks drilled on War Springs. They consist of an upper “C-Reef”, a middle “B-Reef” and a bottom “A-Reef” on the footwall contact with the Transvaal sediments.

The economic potential of these three mineralized zones will be dependent on the type of mining method. The three reef zones dip steeply at 68° to the northwest. Open cast mining of these steep dipping mineralized zones has therefore limited or no economic potential at current grades. Mining of these reefs will have to be considered as an underground operation. The B and C reefs are on average over 4m thick, whereas the A reef is on average only 1.56m thick. The 2PGE+Au grades from these three mineralized zones are on average 0.99 g/t. The 2PGE+Au grades on its own will have no real economic potential. However, the Nickel and Copper values are relatively high and in combination with the PGE’s and thicker mineralized zones will have economic potential. Thus, the primary mineral resource is the combined value of the Nickel and Copper with the PGE’s as secondary or by product.

Low-grade mineralisation is associated with the “A-Reef” immediately above the footwall contact with the Transvaal sediments. Economic reef thickness varies from 1 to 2.3 metres grading between 0.09 to 2.1 g/t 2PGE’s + Au. Ni and Cu averages at 0.08% Ni and 0.04% Cu. For both open cast and underground mining this reef has not enough metal content or the grades to have any economic potential. The A Reef was therefore excluded as a mineral resource.

From the interpolated block model a mineral resource was calculated for the B and C Reefs. Table 6 shows the tonnage and grade for each reef at a specific cut-off grade (Ni %). Both the B and C reefs are thicker than a minimum mining width and were therefore not diluted. Diagram 9 shows the grade tonnage curve for the different reefs at a Ni % cut-off.

Grade Tonnage Curve - B and C Reefs
20,000,000
18,000,000
16,000,000
14,000,000
12,000,000
10,000,000
8,000,000
6,000,000
4,000,000
2,000,000
0
Tonnage (t)
1.80
1.60
1.40
1.20
1.00
0.80
0.60
0.40
0.20
0.00
0.00
0.05
0.08
0.10
0.15
0.20
0.25
Ni%
B Reef Tonnage (t)
C Reef Tonnage
B Reef Ni %
B Reef Cu%
C Reef Ni%
C Reef Cu%
B Reef - 2PGE+Au (g/t)
C Reef 2PGE+Au (g/t)

Table 6: Inferred Mineral Resource

Metal Content
	Cut-Off	Tonnage	Ni	Cu	2PGE+Au	Ni	Cu	2PGE+Au	2PGE+Au
	Ni%	t	%	%	g/t	t t g Moz
B-REEF	0.00 0.05 0.08 0.10 0.15 0.20 0.25	14,158,971 14,157,303 14,001,011 13,087,078 8,770,814 4,712,072 2,406,134	0.18 0.18 0.19 0.19 0.23 0.27 0.32	0.16 0.16 0.16 0.17 0.20 0.24 0.29	0.82 0.82 0.82 0.85 0.96 1.19 1.56	26,155 26,154 26,048 25,227 19,749 12,722 7,594	22,214 22,213 22,156 21,623 17,609 11,329 6,922	11,585,557 11,585,070 11,526,055 11,096,727 8,457,189 5,601,368 3,762,663	0.372 0.372 0.371 0.357 0.272 0.180 0.121
C-REEF	0.00 0.05 0.08 0.10 0.15 0.20 0.25	18,909,978 15,243,031 8,617,361 3,966,543 669,313 104,404 16,352	0.08 0.09 0.11 0.13 0.18 0.23 0.28	0.07 0.07 0.08 0.10 0.14 0.17 0.21	1.22 1.24 1.28 1.32 1.43 1.53 1.64	14,714 13,233 9,100 5,087 1,185 238 46	12,946 11,152 7,004 3,872 904 182 35	23,030,393 18,333,964 10,723,933 4,906,195 831,463 130,278 20,499	0.740 0.589 0.345 0.158 0.027 0.004 0.001

TOTAL	0.00 0.05 0.08 0.10 0.15 0.20 0.25	33,068,948 29,400,334 22,618,372 17,053,621 9,440,127 4,816,476 2,422,486	0.12 0.13 0.16 0.18 0.22 0.27 0.32	0.11 0.11 0.13 0.15 0.20 0.24 0.29	1.05 1.02 0.98 0.94 0.98 1.19 1.56	40,869 39,387 35,148 30,314 20,934 12,959 7,639	35,159 33,366 29,160 25,495 18,513 11,510 6,957	34,615,950 29,919,033 22,249,988 16,002,921 9,288,653 5,731,645 3,783,162	1.113 0.962 0.715 0.515 0.299 0.184 0.122

(*Note: SG (Specific Gravity) of 3.15 was used in all tonnage calculations) DIAGRAM 9: Grade Tonnage Curve for the B and C Reefs

The results of the resource calculation performed during October 2005 have an Inferred Resource of 29.4 Mt at an average grade of 1.03 g/t 2PGE+Au and thus a metal content of 980 000 ounces for the B and C Reefs combined (optimized at a break-even GMV cut-off. The total Ni and Cu metal content for the two reefs combined is 39 492 tonnes Ni and 33 649 tonnes Cu (0.31 g/t Pt, 0.63 g/t Pd, 0.09 g/t Au).

f. Key Assumptions, Parameters and Methods of Resource Calculation:

A total of 18 boreholes were drilled in the area of interest of which only 8 boreholes intersected the A Reef, 11 boreholes intersected the B Reef and 7 boreholes intersected the C Reef. There were no deflections drilled.

Both the B and C reefs are on average more than 4m thick, whereas the A Reef is only 1.56m thick. The samples within the reef intersections have been composited on a 1m interval. The assay values reflect 2PGE+Au.

In the evaluation process the 2PGE+Au (g/t), Ni%, Cu% and channel width (cm) are used. The channel width refers to the corrected reef width. The values have been interpolated into a 3D block model. From the 3D reef wireframes a dip model was interpolated into the 3D block model. The interpolated dip parameter was used for channel width corrections.

No geological domains or facies have been delineated for the respective reefs. Each reef was treated as one geological domain.

Grade Estimation

The 1m reef composite values (2PGM + Au (g/t), Ni% and Cu%) and channel width (cm) have been interpolated into a 3D block model. Both Simple Kriging (“SK”) and Ordinary Kriging (“OK”) techniques have been used. It has been shown that the SK technique is more efficient when limited data is available for the estimation process.

Detailed checks were done to validate kriging outputs including input data, kriged estimate and efficiency checks.

The simple kriging process uses a local or global mean as a weighting factor in the kriging process. For this exercise 300m x 300m blocks have been selected to calculate the local mean value for each block in respective domains.  A minimum of 12 samples were required for a 300m x 300m block to be assigned a local mean value otherwise a domain global mean is assigned. The majority of the blocks used a global domain mean in the SK process with only a few blocks that used a local mean where there was enough data

The intention of the report is to produce an Inferred Resource only. The confidence level is very low and thus the appropriate warning is hereby issued.

In this report, assumptions are made regarding the environmental conditions, permitting, legal and political issues and assumed, with limited research available, to be favourable.

14.

INTERPRETATION AND CONCLUSION

The BIC is the world’s largest layered mafic-ultramafic intrusive body and contains three main PGM rich reefs or horizons, the Merensky, UG2 Reefs and the Platreef. The Merensky and UG2 PGE reefs represent thin disseminated sulfide concentrations associated with cyclic layering in a complex cumulate sequence (Barnes 1999) and show remarkable continuity along strike and to depth.  The vast majority of the production from these reefs is by underground mining from the Western and Eastern Sectors of the BIC.

The Platreef represents a different form of mineralisation (marginal Ni-Cu-PGE mineralisation) unique to the Northern Lobe of the Bushveld.  It possibly represents a zone where the stratigraphic position of the Merensky Reef onlaps onto the intrusion floor (Barnes 1999). The Platreef is a vast resource of open pittable material and represents a significant component (about a third) of the current published Bushveld resource.Thick strataform disseminated sulfide concentrations, such as in the Uitkomst Complex, the Great Dyke and elsewhere; may represent additional exploration targets within the BIC.

Drilling by PTM (RSA) confirmed historical reports that PTM (RSA)’s properties are underlain by favourable geology. In addition to this, recent exploration success on adjacent properties to War Springs indicates that this property has significant potential to host a PGM deposit of the “Platreef style” of mineralsation.

Geological mapping by the South African Geological Survey has indicated the War Springs Property to be in part underlain by Rustenburg Layered Suite rocks of the BIC, including potentially rocks of the Critical Zone.  The primary exploration target on the property is Platreef PGM mineralisation on a 5.2 kilometre strike length of BIC basement contact indicated on the property by previous mapping (Geological Survey).

PTM (RSA) appointed Global Geo Services (Pty) Ltd as an independent geological consultant to provide a preliminary resource calculation for the War Springs property. The results of the resource calculation performed during October 2005 has an Inferred Resource of 29.4 Mt at an average grade of  1.03 g/t 2PGE+Au and thus a metal content of 980 000 ounces for the B and C Reefs combined (optimized at a break-even GMV cut-off). The total Ni and Cu metal content for the two reefs combined is 39492 tonnes Ni and 33649 tonnes Cu.

The zone of economic interest on War Springs (Oorlogsfontein 45KS) was initially identified by surface geological mapping, soil geochemical sampling and aeromagnetic data interpretation techniques. This ~500m wide zone immediately down-dip of the footwall contact on Oorlogsfontein 45KS was traced from the Grass Valley area in the south further north onto War Springs by its distinctive linear aeromagnetic signature, which are correlated with the Critical Zone lithologies in this part of the northern limb. The top reef contact of this zone was further constrained by the discovery of prominent mottled anorthosite outcrop exposed immediately eastwards of large exposures of Main Zone norite and gabbronorite on War Springs. Mottled anorthosite is known to form the top of the Platreef north of Mokopane (Schürmann, 2004; Chunnett et al., 2004).

Exploration drilling within the zone of economic interest identified three mineralised zones (“A”-; “B”- and “C”-Reefs). The “C”-Reef occurs towards the top of the “Critical Zone/Platreef” and is characterised by mineralised (predominantly) anorthositic lithologies. The “B”-Reef occurs towards the central portion of the package and is characterised by mineralised predominantly pyroxenitic (ultramafic) lithologies. The “A”-Reef is characterised by feldspathic pyroxenite with mineralised chromitite or chromite-rich lithologies. Noritic lithologies dominate in the areas between the mineralised reefs.

It was furthermore possible to correlate and constrain the lithological package as well as the mineralised reef zones along a strike distance of at least 1.5km. XRF geochemical data verified the geochemical affinity of the mineralised ultramafic rocks with that of the “Critical Zone/Platreef” Unfortunately, no geochemical discrimination parameter exists as yet to distinguish between the Platreef and the Critical Zone rocks of the northern limb of the BIC. The noritic and anorthositic lithologies towards the top of the intersected package exhibit chemical affinities comparable with that of the Main Zone.

Based on the thicknesses and variation in lithologies the basal part of the succession intersected on War Springs is more characteristic of the Critical Zone. Furthermore, the linear mostly undisturbed nature of the aeromagnetic units on War Springs is characteristic of the Critical Zone in the southern sector of the Northern Limb (Campbell, 2004). The presence of a continuous chromitite band found in all boreholes drilled through the footwall contact further strengthens the Critical Zone analogy.

15.

RECOMMENDATIONS

The following exploration program is recommended for PTM (RSA)’s War Springs Property. The objective of this program will be to trace the Platreef on surface and at depth further southwards following the soil geochemical and geophysical information obtained during the previous exploration phase. Soil geochemical anomalies indicate a zone of very high anomalous values near the footwall contact south of the Phase 1 drilling area. These anomalies are significantly higher than those tested during the Phase 1 drilling. The soil anomalies were recently investigated by a short program of trenching and test pit sampling. A total of 382 samples were taken and assay results will be utilized during the planning of the Phase 2 drill positions. The position of the “C”-reef have been positively identified by the trenching within the area south of the Phase 1 drilling positions.

Expected expenditure for the property for year 2005/2006 is summarised as follows:

War Springs: C$ 260 352.00

Objective: To test anomalous soil values south of the Phase 1 drilling area. This is envisaged to be done with one machine with planned intersections of the “B”- and “C”-Reefs separately within each borehole.

Total metres drilling = 2 400m. This drilling will be done by a qualified contractor

4 boreholes x 600m x 0-300m C$ 70.00/m = C$ 84 000.00

0-600m C$ 90.00/m = C$ 108 000.00 TOTAL: C$ 192 000.00

This program will take 4 months to complete at a cost of ZAR1, 056 000.00.

SUMMARY of COSTS

Table 4: War Springs Drilling Costs – Phase 2:

Activity	Type	Descript ion	Product	Rate	Cost
Drilling	Core	4 holes	NQ	~C$90.00/m	C$ 192 000.00

TOTALS					C$ 192 000.00

Table 5: War Springs Sampling Costs – Phase 2:

Activity	Type	Rate per Sample	Metres Drilled	Cost
Sample Prep	Standard	C$6.40 (*)	2400	C$ 15 360.00
Analysis	Fire Assay	C$22.08 (*)	2400	C$ 52 992.00
TOTALS				C$ 68 352.00

(*)Both rates are using current rates.

Drilling of the 4 planned boreholes will commence in November 2005.

SCHEDULE “D”
LAKEMOUNT PROJECT REPORT

SUMMARY:

Mr. Greg Z. Mosher, P. Geo. And David W. Rennie, P. Eng. prepared a report named “Technical Report on the Lakemount Ni-Cu-PGE Zone, Wawa Ontario” as filed on March 11, 2005  (referred to as the “Lakemount Report”) for Platinum Group Metals Ltd.  This report has been filed on SEDAR by Platinum Group Metals Ltd. and may be viewed in its entirety at website www.sedar.com.  The gentlemen listed are each a qualified person as such term is defined in National Instrument 43-101 – Standards of Disclosure for Exploration and Development and Mining Properties (“NI 43-101”).  This Schedule “C” to the Annual Information Form of the Company dated November 25, 2005 contains a summary of the Lakemount Report.  The Reader is encouraged to read the entire report as filed by the Company on SEDAR.

Lakemount Property, Ontario

Property Description and Acquisition

Lakemount Agreement

Under the terms of a Letter Agreement dated October 28, 2003, Western Prospector Group Ltd. (“WPG”) granted to the Company an option to earn up to a 51% interest in the Lakemount Property. The Lakemount Property consists of four staked claim blocks consisting of a total of 38 unpatented crown mineral claim units (608 hectares), a 2,240 hectare, privately held licensed area (Wagner License), and one patented mining lease (Parcel 2017-Household Lease #218693) block covering 777 hectares for a total holding of approximately 3,625 hectares. The leases and claims are contiguous.

Under the terms of the Letter Agreement, the Company may earn an initial 25% interest by making cash payments of $110,000 to WPG, issuing 75,000 Common Shares in WPG’s favour and completing $1,500,000 in exploration expenditures on the property prior to December 31, 2006 as per the schedule outlined below:

Cash Payments

(total $110,000)

Shares to Be Issued (total 75,000)

On signing

$25,000 (paid)

0

October 30, 2004

$25,000

(paid)

25,000 (issued)

October 30, 2005

$25,000

(paid)

25,000 (issued)

October 30, 2006

$35,000

25,000

Cumulative Exploration Expenditures

(total $1,500,000)

December 31, 2003

$100,000 (completed)

December 31, 2004

$400,000 (completed)

December 31, 2005

$800,000 (completed)

December 31, 2006

$1,500,000

Having made the above mentioned payments and completed the required exploration expenditures the Company may opt to either vest at a 25% interest in the property and form a joint venture with WPG or to earn an additional 26% interest (for a total earned interest of 51%) by making additional cash payments to WPG totaling $40,000, issuing an additional 75,000 Common Shares to WPG and incurring an additional $1,000,000 in exploration expenditures prior to December 31, 2008.

Once the Company has either decided to vest at a 25% interest or proceeded to and vested at 51% interest, a joint venture would be formed between the Company and WPG under which the two parties would contribute pro-rata to the ongoing exploration of the Property. The Letter of Agreement stipulates that should either joint venture partner fail to contribute during this phase their interest will be diluted on a pro-rata basis. Should the retained interest of either party fall below 15% said interest will be converted automatically into a 1% NSR royalty on metals and a 2% NSAR royalty on precious stone production. Also, under the Letter Agreement, the Company is named as operator throughout the duration of the option period.

Figure C1: Location Map – Lakemount Property, Sault Ste. Marie Mining District, Ontario

PLATE

LAKEMOUNT
PROPERTY
BOUNDARY
DAMBROSSIO
DUMAS
DUNPHY
FINAN
TRANS
CANADA
17
ABOTOSSAWAY
AGUONIE
BIRD
KNICELY
LALIBERT
LECLAIRE
RAILWAY
MUSQUASH
MACASKILL
MENZIES
CORBIERE
COWIE
DEBASSIGE
RAILWAY
NEW
HYDRO
ELECTRIC
POWER DAM
ESQUEGA
FIDDLER
ISAAC
101
Property
LASTHEELS
SCALE
0
4
8 KM
TOWN OF
WAWA
Lake
Superior
17
TRANS
CANADA
ONTARIO
THUNDER BAY
WAWA
TIMMINS
SAULT STE. MARIE
TORONTO
Wawa Area Map

LOCAT ON PLAN

LAKEMOUNT PROPER

WESTERN PROSPECTOR GROUP TD

Figure C2:  Lakemount Property – Tenure Holdings and Access

CHABANEL TWP.
Mildred Lake
672,500mE
84°40'W
675,000mE
Loonskin Lake
677,500mE
ESQUEGA TWP.
Holdsworth Lake
5,327,500mN
Brooks Lake
Loonskin Lake Rd.
Sunrise Lake
Lena Cr.
Algoma Central Railway
Elbow Lake
River
Hawk Lake
Mining Lease N470
Parcel 2017
Lena Lake
5,325,000mN
Bremner Lake
Hwy. 101
Francis Lake
American Cabin Lake
Firesand
Algoma Lease Unit
48° 02'N
Wagner Licence
5,322,500mN
SSM1235485
Wawa Lake
Ghost Lake
Vanreek Lake
SSM1196556
Hwy. 101
Shook Lake
SSM 1235512
McMURRAY TWP.
5,320,000mN
SSM 1235514
Roddy Lake
LASTHEELS TWP.
LEGEND
PTG Claim: Perimeter and Internal Mineral Claim Units
Perimeter with Wagner Licence Lease Units (NAD 27)
Mining Lease N470
River or Stream, Lake
2500m Spacing (NAD 83 Grid)
48° 02'N
Latitude/Longitude
Surveyed Meridian
Rail Line, Highway, Road, 2003 PTM Bush Road
SCALE 1:50,000
0.5 0.0 0.5 1.0 1.5
KILOMETERS
PLATINUM GROUP METALS LTD.
Lakemount Property-Esquega Twp.-Wawa,Ontario
SAULT STE. MARIE MINING DIVISION, ONTARIO
Figure 2
Property Map
SCALE: 1:50,000
GEOLOGIST: D. GORC
DATE: OCT. 2003
DRAWN BY: R. McGREEVY
EDITED: MAY 12, 2004
DWG: REPORT - 2003 YEAR END
Dwg File: LakemountPropertyMap-May12-04.Dwg

Western Prospector Option Agreement

Under the terms of a Letter Agreement (the “Badger Agreement”) dated June 7, 2001, the details of which are outlined below, between Badger and Co. Management Corp. and Tidal Explorers Ltd., Badger and Co. acquired an option to earn up to a 100% interest in and to the Lakemount Property. By an Assignment and Assumption Agreement dated August 15, 2001 among Badger & Co., Tidal Explorers Ltd. and Western Prospector Group Ltd., Badger & Co. assigned to WPG in its entirety the option rights with respect to the Lakemount Property it had acquired as per the terms of the Badger Agreement. In accordance with the terms of the Letter Agreement and the Assignment and Assumption Agreement, WPG reimbursed Badger and Co. its costs totaling $15,000 incurred in investigating the Lakemount Property and $5,000 cash payment made by Badger to Tidal on signing of the Badger Agreement.

Under the terms of the Badger Agreement and subsequent Assignment Agreement WPG has the option to earn an initial 80% interest in the Lakemount Property in consideration of cash payments to Tidal totaling $85,000 ($5,000 paid by Badger on signing, $20,000 on August 31, 2001 (paid) and $20,000 on each of June 30, 2002 (paid), 2003 (paid) and 2004 (see amendment below), issue to Tidal a total of 250,000 common shares in the capital stock of the Company (100,000 on Exchange acceptance (issued) and 50,000 on each of June 30, 2002(issued), 2003 (issued) and 2004 (see amendment below), as well as undertaking and completed cumulative exploration expenditures on the Lakemount Property of $1,500,000, of which total $200,000 were to have been incurred by June 30, 2002 (met), $700,000 by June 30, 2003 (met), and $1,500,000 by June 30, 2004 (see amendment below).

The terms of the Assignment and Assumption Agreement were amended on April 17, 2002 so as to provide additional time for Tidal and WPG to enter into a formal agreement the production of said agreement having been delayed.

The Badger Agreement was amended as at May 9, 2002 by making the June 30, 2002 cash payment due upon “the earlier of completion of a private placement of WPG’s securities and June 30, 2002”. This payment was made on June 30, 2002. This amendment also extended the June 30, 2002 date for completion of the 2002 work program at Lakemount to September 30, 2002 with the provision that a minimum $65,000 be committed to the Wagner Lease portion of the Lakemount Property to meet assessment work requirements.

At the time of writing of this report WPG and Tidal were in the final phases of discussion regarding a Final and Complete Option Agreement between the two parties which, in addition to providing the Final Agreement provided for in the Assignment and Assumption Agreement would extend the date for the 2004 exploration expenditures commitment in favour of addition cash and share payments to Tidal from WPG through 2006. WPG has warranted to the author that these discussions will be concluded in due course and that they will not affect the Company’s option agreement on the Property.

Upon completion of the amended terms of the Badger Agreement, WPG will have earned an 80% interest in the Lakemount Property. WPG will then have the right to purchase the remaining 20% interest in incremental amounts of $300,000 for each 1% interest for a total maximum price of $6,000,000 to reach a 100% interest in the property. Both the rights to purchase the remaining interest in the property and the  first right to purchase or buyout any underlying interest including NSR interests in the Property will also follow-through to the Company on a pro-rata basis once the Company has earned a vested interest.

Underlying Vendors

The Lakemount Property as it currently exists represents an amalgamation of 4 separate properties put together by Tidal Explorers. The four separate land parcels are:

1.

Parcel 2017 (also referred to as Lease N470) which is a patented lease covering 777 hectares  (Figure C2) acquired by Tidal Explorers Ltd. via a sales agreement dated May 5, 1998 and subject to a Letter Agreement dated June 13, 2001 between Tidal Explorers and Algoma Central Corporation. As per the terms of the Letter Agreement (“Tidal-Algoma Agreement”) Algoma agreed to extinguish a perpetual rent-charge on the land known as Parcel 2017 Algoma West Section, Esquega Twp in favour of a one-time cash payment of $5,000 (paid) and the granting in favour of Algoma a 1.5% NSR royalty on mineral production and a 1.5% NSAR (net sales returns) royalty on the production of precious and semi-precious stones from this land parcel. There is no buy-out provision for this royalty in the Tidal-Algoma Agreement.  This parcel is also subject to restriction of title pertaining to right-of-way allowances for the location of Highway 101. Algoma Central Corporation also retains timber rights to the Parcel. Annual tax payments of $4,000 are required to be made by Tidal.

2.

The Wagner Licensed Area, as described above, covers approximately 2240 hectares. Under the terms of a Mining Rights Option Agreement dated November 4, 1997 between 3011650 Nova Scotia Limited as the Optionor and Algoma Central Corporation as the Optionee, 3011650 Nova Scotia Limited was granted an option to purchase a 50% interest in and to certain Subject Mineral Rights held by Algoma Central Corporation in the greater Lake Superior area at a purchase price of $25/acre which included the Wagner Licensed Area.

Tidal Explorers entered into a Mineral Exploration License Agreement (“Tidal-Nova Scotia Agreement”), dated January 1, 2001 for a term of five years renewable for a second five year term at Tidal’s option (which has been exercised), with 3011651 Nova Scotia Limited (then trading as “Cedar Falls Forest Resources”) to acquire Nova Scotia’s interest in and to the Wagner License. Under the terms of the Tidal-Nova Scotia Agreement, Tidal will make annual rental payments to Nova Scotia of $19,800 to December 31, 2005 after which the License area may be brought to Lease or if not taken to Lease through to December 31, 2010. Tidal will also incur minimum annual exploration expenditures of $36,000 to December 31, 2005 after which the License area may be brought to Lease or it not taken to Lease through to December 31, 2010.  There is also a 3% NSR royalty reserved on the aforementioned 50% property interest in favour of Nova Scotia.

It is further noted that a portion of Parcel 413, located south of Highway 101, is subject to a debenture by 3011650 Nova Scotia Limited in favour of Traveler’s Insurance Company, John Hancock Mutual Life Insurance Company, Melon Bank N.A., as trustee, registered as instrument number 215247 on November 5, 1997 in the principal amount of $31,750,000.  As this debenture represents a lien against future timber production and surface right from this portion of the parcel it is unclear what effect it may have on the mineral rights to the property. The Company has sought a legal opinion as to the effect of the debenture on its ability to earn its option interest in the property. A preliminary draft of the legal opinion made available to the author indicates that the mineral rights to the Wagner License should not be affected save as they interact with the surface rights. Therefore there should be no lien against future mineral production but surface access would require the agreement of the debenture holders.

3.

Crown Claims SSM 1196556 and 1235485 in McMurray-Chabanel Townships held under the name of Mr. Fredrick Thomas Archibald, a principal of Tidal Explorers Ltd.

4.

Crown Claims 1235512 and 1235514 in Lastheels Township held under the name of Mr. Fredrick Thomas Archibald, a principal of Tidal Explorers Ltd.

Note that the Crown Claims listed above in sections 3 and 4 and held under the name of Mr. Archibald were encumbered on November 21, 2001 by pending legal proceedings initiated by a third party litigant.

At the time of writing these legal proceedings had not been resolved and the legal status of these claims, and therefore of the various property agreements as they related to these claims, remains uncertain.

All known mineral prospects on the Lakemount Property occur within the N470 Lease area. Potential extensions of the Lakemount Zone within the Sunrise Intrusion occur within the Wagner License.

Previous shallow surface trenches which have not been back-filled to date and naturally occurring acidic drainage waters from surface sulphide showings on the property constitute the only existing environmental liabilities on the Property and neither of these is considered to be of a serious nature. On-going exploration activities are expected to have minimal environmental impact until such time as a resource is calculated for the Lakemount Zone and the economic potential of this resource determined. As all of the proposed exploration is on private lease land, there are no permits required to conduct this work.

Location and Description

Information italicized below has been excerpted from a Report dated July 8, 2004 entitled “Technical Report on the Lakemount Property” by Darin W. Wagner, M.Sc., P.Geo. and a Report dated January 21, 2005 by G. Mosher and D. Rennie of Roscoe Postle Associates.

The Lakemount Property is located approximately ten kilometres east of the town of Wawa and approximately four kilometres southwest of Hawk Junction in northwestern Ontario (Figure C1). Wawa is located on the Trans Canada Highway 17. Highway 101 (which joins Wawa to Hawk Junction) cuts through the south-central portion of the property. Wawa is located along the Trans Canada Highway 17 some 220 kilometres north of Sault Ste. Marie and 520km  east of Thunder Bay. A timber road from Hawk Junction accesses the northern and northeast sections of the property. The northwest section is accessed by the Loonskin Lake Forest Access Road. The southwest section of the property is accessed by the Twin Lakes and Firesand Forest Access Road. Highway 101 is a paved, all-season road (Figure C2).

Access can also be made by floatplane to Wawa Lake, Hawk Lake, or Sunrise Lake. The eastern edge of Wawa Lake cuts the west boundary of the claim group. A gravel tote-road connects Highway 101 to Hawk Junction by way of Hawk Lake. Floatplane services are available from Wawa and from Hawk Lake. The CPR and ACR railways connect through Hawk Junction. PTM has also upgraded an existing Forest Service Access route to provide year-round access to the Sunrise/Elbow Lake area of the property, the location of this trail is indicated on Figure C2.

The Lakemount Property has an abundant water supply from lakes within the property boundaries. Power is available from a power-transmission line which traverses along Highway 101 or from lines which traverse the west side of the property. A skilled and experienced workforce is available in Hawk Junction and Wawa. Housing and supplies are available in Wawa.

The following is a summary of the claims, leases and licenses comprising the Lakemount Property as at the date of this Report

The Lakemount Property consists of four staked claim blocks consisting of a total of 38 unpatented crown mineral claim units, a 2240 hectare, privately held licensed area (Wagner License, and one patented mining lease (Parcel 2017-Household Lease #218693) block covering 777 hectares for a total holding of approximately 3625 hectares. The leases and claims are contiguous and can be described as follows:

A)

N 470 Lease (Parcel 2017 Algoma Central Railway) Under an agreement dated May 5, 1998 between Talisman Enterprises Inc. and Tidal Explorers Ltd. Tidal purchased the title to said Lease registered as Parcel 2017 in the register for Algoma West Section being part of Esquega

Township in the District of Algoma. Registration Number 218693 (West Household Lease), Land Registry of Sault Ste. Marie, Ontario. Taxes are approximately $4,000 per year.

The patented lease N470 is a lifetime patented lease fully owned by Tidal Explorers Ltd. Approximately $4,000 in school and district taxes have been paid to the year 2005 but can be accumulated each year.

Area of patented lease - 777 hectares

B)

Wagner Forest Management License Area, Agreement dated January 1, 2001 between 3011651 Nova Scotia Limited and Tidal Explorers Ltd. located in the District of Algoma, Province of Ontario as defined by the following coordinates and illustrated on the attached map (land area represents 86.5 single claim units equivalent). The Licensed Area (UTM zone 16, NAD 27) consists of certain grid claims, or portions thereof, listed as follows by the midpoint coordinates, commencing in the most northwesterly part of the Licensed Area. The Licensed Area is located entirely within Esquega Township in the District of Algoma, Province of Ontario.

Northerly                Easterly

  Gross          Net

Township

5 321 500

674 00 to 677 500

      4

4

Esquega

5 322 500

674 00 to 677 500

      4

4

Esquega

5 323 500

674 00 to 677 500

      4

3

Esquega

5 324 500

674 00 to 675 500

      2

2

Esquega

5 325 500

674 00 to 675 500

      2

2

Esquega

5 323 500

675 00 to 675 500

      3

3

Esquega

Total       19(est.)      18 units(act.)

                                                                                            Area of Wagner Lease - 2240 hectares

In order to maintain the Wagner License in good standing approximately tax payments of $1100.00 and exploration expenditures of $1500.00 are required by December 31st of each year but can be accumulated for five years. A base rental fee of $19,800.00 and an exploration expenditure of $36,000.00 is due for each of the first four years (or $3100.00 combined for each of the eighteen units if some of the units are dropped). The property can then be brought to lease during the fifth year.

C)

Crown claims (McMurray-Lastheels-Chabanel Township)

(4 groups of claims totaling 38 claim units)

Claim No.

      Township

Block Size (Hectares)

 Type

1196556

Chabanel

112

                     unpatented

1235485

Chabanel-McMurray

144

                     unpatented

1235512

Lastheels

256

                     unpatented

1235514

Lastheels

  96

                     unpatented

                                                                                            Area of Staked Claims - 608 hectares

The four unpatented crown claims have minimum annual work expenditures of $15,200.00. To date $10,898.00 has been applied to claims 1196556 and 1235485.

Mining Lands Mining Claims Client Report

Sault Ste Marie Division 50

Client: 102807 ARCHIBALD, FREDERICK THOMAS

Township

 Claim             Recording

   Claim Due

Units

       Percent Work

              Area

Number           Date

     Date

Option         Required

Chabanal

SSM

2000/Jul/28

2003/Jul/28*

7

100.0%

2800

1196556

Chabanal-

SSM

2000/Jul/20

2004/Jul/20*

9

100.0%

3600

McMurray

1235485

Lastheels

SSM

2000/Sep/12

2002/Sep/12*

16

100.0%

6400

1235512

Lastheels

SSM

2000/Oct/18

2002/Oct/18*

6

100.0%

2400

1235514

Total Area of Lakemount Property - 3625 hectares

* Note: As legal proceedings have been initiated concerning the legal ownership and title to these claims (see section on ownership below) the Ontario Ministry of Northern Mines and Development will not accept the filing of work against these claims until such time as the legal dispute is settled. At that time work totaling $400/unit/year (or $15,200/year) must be filed against these claims to maintain them in good standing. At the time of writing an assessment filing of $50,800 would be required to keep the claims in good standing through their 2006 anniversary dates.

Exploration History – Lakemount Property

The Lakemount Property has a lengthy history of mineral exploration with written records dating back to 1928. The initial focus of exploration was on gold prospects following the discovery of other significant gold prospects/producers in the nearby greenstone sequences. Continued prospecting of the property led to the discovery, in 1929, of the Lakemount Zone and the focus shifted to evaluation of the Ni-Cu mineralization in the Sunrise/Elbow Lakes area. Most recently work has focused on the potential of the property to host diamondiferous kimberlite occurrences. Brief summaries of the previous exploration efforts on the property follow.

In 1928, Engineers Holding Company Ltd. sampled several quartz vein systems on the Property which led to the discovery of the Zone 1 and 2 vein systems. Initial sampling returned results highlighted by: No. 1 Vein (Pit 2) assaying to 18.50 g/t Au and 13.2% Cu over a 2.4 metre chip sample. Pit 3 assay values to 5.50 g/t Au 3.72% Cu over 3.2 metres (Allen, 1928).

In 1929 a 45.5 kilogram sample of sheared and sulphide-mineralized peridotite was collected from the newly named F Zone (Lakemount Zone) in the Elbow Lake area. The sample was processed by the Ontario Department of Mines and reported weighted average results of 1.23% Cu, 0.51% Ni, 0.14% Zn, 0.30 g/t Au, 8.60 g/t Ag, and 2.10 g/t Pd were returned. Copper recoveries were reported as 97.98%, nickel recoveries as 76.49% and gold recoveries at 59.8% of reported head grades. The material was deemed acceptable for concentration and smelting.

In 1942, Lakemount Mines Ltd. as a follow-up to the discovery of copper-nickel mineralization in peridotite near Elbow Lake, drilled the first reported test holes on the property. In total Lakemount completed drilling of 172.6 metres in holes XR1-10. In 1943 Lakemount Mines optioned the property to Corinth Holdings who continued to test the Lakemount Zone.  In total Corinth reported drilling 2863.6 metres in 23 holes. Corinth reported that holes 5-14 of this program returned copper-nickel mineralized peridiotite intercepts ranging from 9.6 to 26.1 metres, averaging 16.7 metres, in width. Based on the 42-43 drilling Corinth defined the presence of two sub-parallel zones of disseminated sulphide mineralization within the Sunrise Intrusion separated by approximately 120 metres of sparse mineralization. Both zones subcrop and strike roughly east-west paralleling the basal contact of the Sunrise Intrusion.

Highlights of the Corinth drilling program included hole No. 7 which returned reported assay values averaging 0.92% copper, 1.29% nickel, and 2.10 g/t platinum over 1.52 m. at a depth of 12.1 metres and Hole No. 11, drilled below No. 7, which reported assay values averaging 1.11% Cu, 0.50% Ni, 1.71 g/t Pt and 4.62 g/t Pd over 17.4 metres at a down hole depth to the top of mineralized zone of 103 metres. The Lakemount Zone was drilled to a vertical depth of 91 metres and along strike for 274 metres. Reference in the available information from the Corinth drilling program was made to difficulties in assaying for platinum and the above mentioned palladium values must therefore be considered circumspect.

In 1943, four samples of Lakemount Zone mineralization were assayed by Ledoux & Co. Inc. Chemists and Assayers and returned a reported average grade of 0.43% Cu, 0.52% Ni, and 0.79 g/t Pt. The observation was made that, in general, platinum values increase in association with nickel values which fits with correlation between the presence of pendlandite and PGE mineralization observed and reported by Corinth.

Also in 1943, an independent survey by Douglas S. Baird estimated an average grade of 1.03 g/t platinum from copper-nickel mineralization above the 91-metre level on the Lakemount Zone.

In 1944, copper mineralization was discovered by Lakemount Mines Ltd. within the western extension of the peridotite at the northwest corner of Sunrise Lake approximately 1800 metres to the west of the Lakemount Zone. The same year N.A. Timmins Explorations completed drilling of 4,905 metres in 28 holes to further test the Lakemount Zone.

In 1944, assays completed by Consolidated Mining and Smelting at Trail, B.C. from DDH No. 11 from the 1943 Corinth drilling program reported an average grade of 1.71 g/t Pt and 5.49 g/t Pd over the 17.4 metre interval indicated above. Hole 7 was also assayed and the platinum-palladium assays are summarized below:

Hole No.

Intersection (m)          Width (m)

Pt(g/t)

        Pd(g/t)

     Assay Details

     7

   12.2 - 13.7

    1.5

  2.10

     not assayed          1943

    11

 103.0 - 120.4

  17.4

  1.71            4.63            Trail, B.C.1944

There is no further reported exploration activity on the Property until 1951 and 1952 when Kelore Mines Limited completed a further 5943 metres of diamond drilling in 34 holes again testing the Lakemount Zone. Lakefield Research Laboratories tested a sample of drill core for flotation the same year with positive results. Recoveries were on the order of 75% for Ni and 88% for Cu. J.W.N. Bell Labs in Haileybury, Ontario reported an average assay grade of 0.34 g/t Pd and 0.34 g/t Pt from thirteen holes collected by Kelore.

In 1953 Ventures Ltd. completed an additional 5,263 metres of drilling in 31 drill holes and reported an estimated resource within the Lakemount Zone of 4,550,000 tonnes averaging 0.32% Cu and 0.51% Ni to a depth of 243 metres. This resource was conducted utilizing a sectional block method and does not conform to the current guidelines of National Policy 43-101 and is mentioned here only for completeness.

In 1956 New Kelore Mines Ltd. carried out an electromagnetic survey over Zones 1 and 2 on the east section of the property and completed an additional 3,798 metres of diamond drilling on the Lakemount Zone and other targets in 14 holes.

In 1957 Lakemount Mines reported drilling 5 additional holes in the Lakemount Zone and reported that a total of 23,165 metres of diamond drilling had been conducted on the Zone. According to the Lakemount report copper-nickel mineralization of the Lakemount Zone had been delineated over a strike length of 792 metres and to a depth of 335 metres. Lakemount Mines reported a resource (not categorized in accordance with NP 43-101 and again included solely for completeness) of 2,500,000 tonnes grading 0.36% Cu and 0.55% Ni.

In 1962, the Algoma Central Railway completed an airborne magnetometer and electromagnetic survey over the area. A horizontal-loop electromagnetic survey was carried out over the Elbow Lake area.

In 1967, Selco Exploration Co. Ltd. performed airborne electromagnetic and magnetic surveys over the property at approximately 400 metre intervals. A magnetic and coincident electromagnetic anomaly was indicated over the basal portion of the Sunrise Intrusion.

In 1968, R.A.McGregor (a consultant to AMAX) conducted a resource calculation (not categorized in accordance with NP 43-101 and included for completeness only) of the Lakemount Zone and reported 2,500,000 tonnes averaging 0.55% Ni and 0.36% Cu, in keeping with the previously resource reported by Lakemount Mines in 1957,  of which 1,700,000 could have open pit potential. The mineralized zone outlined by drilling had a strike length of 792 metres, a depth of 243 metres and an average width of 21.0 metres.

In 1968, an electromagnetic multiphase survey was completed over the No.1 and No.2 Veins area near Bremner Lake.

Between 1978 and 1982, Firespur Explorations Limited performed geological reconnaissance, ground-based VLF electromagnetic surveying and proton magnetometer surveys over the Lakemount Property. Approximately 1032 metres of diamond drilling in nine holes were completed on the property. The area on the east side of Elbow Lake was stripped, washed, channel sampled and assayed for copper-nickel values.

In 1981 and 1982, R. P. Sage of the Ontario Department of Mines mapped the areas of McMurray, Chantal, Esquega and Lastheels Townships at a scale of 1:15,840.

In 1989, Firesand Resources Ltd. stripped and mapped mineral zones 'B','C','E','F','H','J','X', and No.1-2. A total of 1192 metres in nine diamond drill holes were completed on the 'E' and Lakemount Zones.

In August of 2000, a kimberlite dyke was intersected by diamond drilling by Sonic Soils Ltd. in the southwest portion of the Lakemount Property. This ultramafic-fragmental kimberlite (heterolithic breccia) was intersected between 14.85 metres and 33.50 metres in depth (drill width of 18.7 metres), and is believed to be associated with the Mildred Lake Fault system.

Table C1 - Lakemount Exploration History - Drilling and Other Work
Year(s)	Company	Notes	# of Holes	Drill Hole Nos.	Footage Drilled	Meters Drilled	Work
1928	Engineers Holding Company Ltd.						Trenching
1939	Corinth Mines Ltd.						Details Unknown
1940	Sylvanite Gold Mines Ltd.						Details Unknown
1943	Lakemount Mines Ltd.	1	10	XR1-10	566.3	172.6	Drilling
1944	Lakemount Mines Ltd.	2	23	11-35	9,395.0	2,863.6	Drilling/Mag
1944	N.A. Timmins Ltd.		28	36-64	16,093.5	4,905.4	Drilling
?	Unknown	3	11	2XR-A to K	1,415.0	431.3	Drilling
?	Unknown	4	4	S1-4	2,306.0	702.9	Drilling
1951	Kelore Mines Ltd.	5	34	101-136	19,499.0	5,943.4	Drilling
1953	Ventures Ltd.		31	V201-231	17266.3	5,262.8	Drilling
1956-57	New Kelore Mines		14	301-316	12,460.5	3,798.0	Drilling, EM, SP
1957	Lakemount Mines Ltd.		5	?	1,018.0	310.3	Drilling
1962	Algoma Ore Properties Ltd.	6					Mapping, EM
1967	Selco Exploration Company Ltd.						Map, Aeromag &EM
1978-82	Firespur Exploration Ltd.	7	10	NA	3,386.0	1,032.1	Map, EM, Mag
1989-91	Firesand Resources Ltd.		9	NA	3911	1192	Prospecting,Stripping,
							Mapping, Sampling
2000	Tidal Explorers		1	KIM00-01	194.0	59.0	Drilling
2003	Rock Resources						Surface Mag
2003	Platinum Group Metals Ltd		8	LK03-01 to -08	4882.0	1488.0	Drilling
2004	Platinum Group Metals Ltd						Airborne Geotem
2004	Platinum Group Metals Ltd	8	8	LK04-09 to 16	5561.7	1681.4	Drilling
2004	Platinum Group Metals Ltd						Downhole UTEM
2004	Platinum Group Metals Ltd		7	LK04-17 to 23	5370.5	1623.6	Drilling
	Totals		203		103219	31446.3

Table C1 on the previous page summarizes the work completed on the Lakemount Property to date, including the work completed by PTM as described below. The work summarized above is considered to be historic in nature and, based on the available information, none of the previous exploration programs on the Property appears to have been accompanied by an adequate (or any) quality control and assurance program. Analytical methods used to derive the above mentioned values are varied. However, work to date by PTM has indicated that, at least for the Lakemount Zone, the historically reported Cu and Ni values appear to be representative.

Local and Property Geology

The Lakemount Property lies within the 2700-2900 Ma Michipicoten Greenstone Belt of the Wawa subprovince of the Canadian Shield. The Michipicoten Greenstone Belt which is comprised of at least three cycles of intercalated Archean metavolcanic (mafic and felsic) and metasedimentary rocks. These units have been intruded by younger syenites, granodiorites, gabbro, peridotite, quartz porphyry, and diabase.

The oldest mapped unit on the Property is a large area of massive, weakly to moderately gneissic granite-granodiorite which underlies the southeastern corner of the property. This older sequence appears to be restricted to south of the Wawa-Kapuskasing fault corridor (Figure C4) suggesting either significant movement along this structure or reactivation of any earlier bounding feature.

The rocks of the Michipicoten greenstone belt appear to be developed atop the gneissic granites. Mapping by the Ontario Geological Survey indicates that the metavolcanic units are upright and young to the north/northwest. Regional mapping suggests that the felsic pyroclastic and metavolcanic rocks found in the northwest portion of the property (Figure C4) form a portion of a sympathetic fold on the limb of a regional scale syncline. A sequence of metasedimentary rocks, including volumetrically significant iron formation layers lays outboard of the felsic rocks to the south. These are intercalated with intermediate to mafic metavolcanics which are found underlying the western and central portions of the property.

The metavolcanic and metasedimentary rocks have been intruded by at least two and likely three separate suites of mafic to ultramafic intrusive rocks (the focus of current exploration activities and described in more detail below) and later granitic to syenitic stocks. The above assemblage has been metamorphosed to upper greenschist facies, folded and variably deformed. Late stage lamprophyre dykes and quartz shear-breccia systems appear to have been emplaced either during or shortly after peak metamorphic conditions. Late, likely Proterozoic-aged, diabase dykes cross-cut the property in a northwest-southeast direction and are clearly post-metamorphic.

Early Mafic / Ultramafic Intrusive Rocks

At least two, and potentially three, phases of mafic/ultramafic intrusive activity occur within the Lakemount Property holdings and throughout this portion of the Michipicoten Greenstone Belt. The earliest phase of intrusions appears to be dominantly ultramafic (pyroxenite-peridoitite) intrusions and includes the Sunrise Intrusion on the Lakemount Property and the Lena Lake Intrusion to the west. These intrusions occur as east-west elongate, 1.5-2.5 km long, partially differentiated stocks. The Early Mafic Intrusions display complex folding and upper greenschist facies metamorphism indicating they were intruded prior to peak metamorphic conditions and they do not appear to be related to either of the later structural events which provided conduits for the intrusion of later mafic/ultramafic bodies.

The Early Mafic/Ultramafic Intrusions range from fine to coarse grained and range from pyroxene to olivine dominant. The intrusion commonly have a basal peridotite zone, which generally serpentine rich, and which grades to a coarse grained pyroxenite in the central portion and potentially through to pyroxene gabbro at upper levels. The serpentinized, ultramafic portions of these intrusions produce prominent airborne magnetic anomalies as can be observed in Figure C3. The Sunrise Intrusion, interpreted by the author to be a member of the Early mafic/ultramafic suite is host to the Lakemount Zone copper-nickel platinum group mineralization making other members of the suite prospective for similar styles of mineralization.

Figure C3: Airborne Magnetic and EM Map, Lakemount Property

Data from Ontario MNDM Survey, 1988.

ELECTROMAGNETIC ANOMALY SYMBOLS
Anomaly
Conductance Classification
≥32 siemens
16–32 siemens
8–16 siemens
4–8 siemens
2–4 siemens
1–2 siemens
<1 siemen
Questionable anomaly
Dip direction
Anomaly Letter C B. Anomaly Interpretation
Inphase Response* 35 7 Quadrature Response*
*Response in ppm from coaxial coils at 900 Hz
ANOMALY INTERPRETATION
B. Bedrock conductor
S. Surficial conductor
L. Culture, e.g., powerline
? Uncertain
Scale: 1:20 000
1 Kilometre
Mile 1/4 0 1/2 Mile
NTS References: 41N/15, 42C/2
ODM-GSC Aeromagnetic Map: 2192G
ODM Geological Compilation Map: 2220
©1988 Government of Ontario. Printed in Ontario, Canada
PERIDOTITE
SUNRISE PERIDOTITE
LENA LK PERIDOTITE
BCHX ZONE
LAKEMOUNT PROPERTY BOUNDARY
FIRESAND CARBONATITE

AIRBORNE MAGNETIC and ELECTROMAGNETIC PLAN

Phase 2 Mafic Intrusions

A second phase of mafic/ultramafic intrusive activity occurs on the property within the Wawa-Kapuskasing structural corridor and along the Algoma River and related structures. This phase of intrusive activity includes emplacement of northeast-elongate hornblende dominant gabbro and lesser pyroxenite bodies within the Wawa-Kapuskasing corridor and numerous related narrow mafic dykes. This suite of intrusions appears to be dominantly structural controlled by the two deep seated structures noted above and would also include a number of lamprophyre dykes, carbonatite intrusions and kimberlitic dykes/breccia zones.

Phase 3 Mafic Intrusions

Diabase dykes, both olivine and pyroxene rich and ranging from a few metres to sixty metres in width, are found cutting all of the other units in a northwesterly direction. These dykes are interpreted to be of Proterozoic age and post-date regional metamorphism. The dykes are part of a regional dyke swarm and appear to have been emplaced by preexisting zones of structural weakness during Proterozoic extension possibly related to the mid-Continent rift even. The northeast structures exploited by these dykes appear to have been active and been the focus on mafic intrusive activity on at least three separate occasions.

Deposit Types

The Wawa-Gourdeau-Lochlash area has long been recognized for its gold and base metal potential. A variety of styles of mineralization have been observed and recorded on the Lakemount Property including magmatic disseminated Ni-Cu-PGE sulphide mineralization within the Sunrise Intrusion, potential syngenetic volcanic hosted massive sulphide mineralization, mesothermal gold mineralization associated with sheared hosted quartz veining and the presence of breccias of kimberlitic affinity suggesting the potential for the discovery of diamonds.  Deposit and exploration models for the styles of mineralization mentioned above are numerous, subject to various interpretations and beyond the scope of this report. The reader is referred to the geological literature for more details.

The Lakemount Property itself hosts eight known mineral occurrences.  The most significant deposit types are described as follows:

Copper-nickel-cobalt-platinum-palladium mineralization is associated with the border phases of the Early mafic/ultramafic intrusive suite. The most significant of these zones is the Lakemount associated with the Sunrise Intrusion on the Lakemount Property. The Sunrise Intrusion is a "wine-glass" shaped body (lying on its side) which hosts two parallel zones of disseminated sulphide mineralization developed along the southern (basal) margin. Mineralization within the Lakemount Zone consists of heavily disseminated fine to medium-grained chalcopyrite-pyrrhotite-pentlandite. Sulphides locally reach 5% by volume and work by PTM has identified massive sulphide “balls” some 1-4 cm in size comprised of very coarse-grained pyrrhotite-pentlandite-chalcopyrite which may be related to more massive sulphide mineralization within the intrusive system.  This mineralization is considered to be magmatic in nature having settled toward the basal portion of the Sunrise magma body during emplacement.

Gold-bearing quartz-carbonate vein systems occur within several deformation zones cutting the Property. The vein sets range from a few cm to over a metre in width and are commonly mantled by zones of silicification and chrome-rich mica alteration. Vein sets appear most commonly along the contacts between mafic flows and quartz and/or feldspar porphyritic intrusions and trend in both northeast and northwest directions. Zones 1 and 2, J and the B-C-H-X Zone are representative of this style of mineralization. As in greenstone sequences throughout the Archean these gold-bearing vein systems are interpreted to have developed in dilatant zones during metamorphism.

Figure C4 Local Geology and Mineral Occurrences – Lakemount Property

Zinc occurrences are locally associated with cross-cutting quartz-breccia structures along northwesterly trending vein systems (parallel or along splays related to the Algoma River fault system which cut locally can be observed cutting the silicified northeasterly systems. The most significant of these occur in the B-C-H Zone and 'E' Zone areas. Early Pb isotope dates from the B-C-H Zone area suggest there may be a syngenetic component to this mineralization (remobilized?) which may be related to the local development of VHMS mineralization.

Recent work on claim groups north and west of the Lakemount Property has resulted in the discovery of diamondiferous lamproite dykes and breccias of kimberlitic affinity. The diamond discoveries to date appear to lay within a northwest-trending corridor possibly related to the forementioned splays of the Algoma River fault. The discovery of a kimberlite dyke on the southwestern portion of the Lakemount Property indicates potential for additional discoveries of similar lithologies, especially on the heavily overburden covered portions of the southern part of the property.

PTM’s current exploration activities are focused on definition of the resource contained within the Lakemount Zone which is described in more detail below.

Lakemount Zone ('F' - Zone)

The Lakemount (formerly 'F' Zone) is comprised of disseminated pyrite-chalcopyrite-pyrrhotite-pentlandite mineralization of magmatic origin hosted within the basal phase of the Sunrise Intrusion. The copper-nickel mineralization has associated platinum-palladium values that have not been routinely assayed for. The Sunrise Intrusion is an elliptical-shaped ultramafic body measuring 2100 metres in length and approximately 600 metres in width. Previous work and geophysical surveys of the Property indicate that the Sunrise Intrusion has a wineglass shape with the apex pointed to the south. It is unclear if the apex represents a feeder structure.

The copper-nickel mineralization is hosted by the basal pyroxenite phase of the intrusion along its southern margin. Drilling completed prior to PTM’s involvement with the project had traced the disseminated mineralization for 792 metres along strike and to a vertical depth of approximately 243 metres in 142 holes totaling 24,170 metres. Figure C5 is a  plan map of the Lakemount Zone showing previous drill collar locations – note that the location of several drill holes reported from the Property remain unknown due to incomplete reporting in historical records – along with the location of the 23 holes completed by PTM to date.

Sulphide mineralization occurs at two discrete sub-parallel levels (Figure C6) within the intrusion which dip steeply to the north following the basal contact. The two zones range from 5-25 metres in thickness and are separated by approximately 120 metres of sparsely disseminated sulphide which has historically not been analyzed. According to a review of previous drilling by Archibald (2001) the mineralized zones appears to show an abrupt change in dip within the central portion of the intrusion. On the eastern side of this hinge, the two mineralized zones appear to be more intensely mineralized near surface. West of the hinge the mineralized zones apparently become more intensely mineralized at depth. Work to date by PTM suggests some of the zonation in the mineralization may be associated with folding within the intrusion not recognized by previous workers.

A section of the Lakemount Zone was stripped and washed in 1989 by Firesand Resources, uncovering the lower mineralized interval. The heavily disseminated sulphide zone exceeds 20 metres in width and 170 metres in length across the stripped area. The central core of this zone, some 12 metres in width, contained over 2.0% total sulphide content. Mapping of this zone, in 1990 by T. Heenan (Firesand Resources Ltd.) and P.C. Delisle (Ontario Geological Survey),

provided significant input on interpreted structure of the Lakemount Zone. An excerpt from Mr. Delisle’s comments follows:

"In reference to the Lakemount (Sunrise-Elbow Lake) copper-nickel deposit, this is one of the few significant base metal properties in the district. Current investigations indicate that the mineralized zones are rod-shaped and faulted. Further drilling is recommended to explore the strike and depth continuation of the mineralized zones at the 300-metre level below Sunrise Lake".

Although significant platinum-palladium values were reported from previous drilling on the property they have not been systematically analyzed for prior to PTM’s involvement. Reported PGE grades of 2.06 g/t platinum over a 1.5 metres interval in drill hole 7 and 1.71 g/t platinum and 4.63 g/t palladium over 17.4 meters in drill hole 11 have not been supported by more recent work but there are elevated PGE values associated with the known Cu-Ni values and the reader is referred to the work completed by PTM below for more discussion.

Figure C5: Prior and PTM Drilling of the Lakemount Zone – collar locations and hole numbers

Figure C6: Cross Section through Lakemount Zone – Section Line Shown on Figure above.

In addition to the known extent of the Lakemount Zone as indicated in Figure C5 exploration records indicate the presence of additional Ni-Cu mineralization within the Sunrise Intrusion 1600 to 2000 metres west of Elbow Lake near the western end of Sunrise Lake. D.S. Baird (1944) reported elevated nickel, copper and palladium values from this area with Pd grades to 2.10 g/t. However, as indicated above, these Pd grades must be viewed with some trepidation given the inability to confirm other high grade PGE assays from the property reported from the 40’s and 50’s.

Several attempts have been made to calculate a resource estimate for the Ni-Cu mineralization within the Lakemount Zone. None of these estimates are NI 43-101 compliant and they should not be relied upon.  They are reported here only for completeness. The most recent and detailed calculation was completed by McGregor (1968) utilizing a sectional polygonal model method. McGregor calculated a drill indicated resource of 2.5 million tons grading 0.55% nickel and 0.36% copper for the Lakemount Zone. According to McGregor’s estimate approximately 1.7 million tons of the stated resource would have potential to be mined by open pit methods. In late 2004, PTM contracted Roscoe Postle Associates of Vancouver to prepare a Mineral Resource estimate for the Lakemount Zone on the basis of the 23 holes completed by PTM during 2003-2004.

Exploration by Platinum Group Metals Ltd.

Platinum Group Metals Ltd. optioned the Lakemount Property from Western Prospector Ltd. in October of 2003. PTM’s prime objective in optioning the property was to test the known zone of Ni-Cu sulphide mineralization for it’s PGE content, focusing on the above mentioned high-grade PGE values reported from historic holes 7 and 11.

Beginning in mid-November 2003 PTM initiated a 1488 metre diamond drill hole program to test the PGE content of the Lakemount Zone. Preparation work consisted of construction of an all season drill trail from an access road immediately north of Highway 101 to the Elbow Lake area. An existing forest service trail was significantly upgraded and extended to the Elbow and Sunrise Lake area.

Phase 1 Drilling

Once the access trail had been completed Phase 1 drilling commenced. In total 1488 metres of diamond drilling was completed in 8 NQ holes under the supervision of Dennis Gorc of PTM and with the assistance of Dr. W. Peredery an independent consultant. Drilling was contracted to Chibougamau Diamond Drilling of Quebec.

Drill hole LK03-01 was collared in an attempt to twin hole 11 from the 1943 Corinth/Lakemount Mines drill program in order to assess the validity of the reported PGE values. Unfortunately the physical location of hole 11 could not be confirmed in the field and topographic considerations prevented setting up hole LK03-01 on the suspected location of hole 11. Hole LK03-01 therefore is believed to have paralleled hole 11 but to have been collared 25 metres to the east. While hole 01 did intersect a similar thickness of Cu-Ni mineralization the Cu, Ni and PGE grades are lower than those reported by Corinth. In particular the PGE grades are significantly lower (1/3 g/t vs > 11 g/T reported by Corinth) and as noted above this is likely a function of the fact that reliable PGE assay methods were not in place until the 1970’s in most commercial facilities.

The following excerpts are from a report prepared by Dr. W. Peredery (Peredery, 2004) of the geology of the Sunrise Intrusion and the associated sulphide mineralization based on the results of drill holes LK03-01 to 08.

Geology of the Sunrise Intrusion

The Sunrise intrusion consists mainly of altered peridotite with a marginal zone of altered pyroxenitic rocks found on the southwestern side of the intrusion. The peridotite is extensively altered to a serpentinite and the pyroxenitic margin is altered to an ultramafic amphibolite which in places is extensively altered to biotite. As a general rule the peridotite is moderately magnetic, but the pyroxenite is either very weakly magnetic or is non-magnetic, which serves as an additional field factor in distinguishing between the two units.

Other than these two units, there is no apparent layering in the intrusion. In spite of this the peridotite can be subdivided into a number of units based on texture, colour and type of alteration”. These units are the Main Mass Peridotite (MMP), Patchy Textured Peridiotite

(PTP), Talcose Bimineralic Peridiotite (TBP), Porphyritic Peridiotite (PP) and Pyroxenite (PYX) and are described detail in Peredery (2004).

“Generally the contact between the pyroxenite and footwall volcanic rocksis sharply defined.  The core angle of the contact is large (60-80 degrees) which suggests that the footwall volcanics are subparallel to the ultramafic intrusive (at least in close proximity to the contact zone).

A hybrid reaction product rock between the pyroxenite and footwall rhyolite has been noted in borehole LK-03-03. The hybrid rock is fine to medium grained, massive, intermediate in composition, is light greenish to pinkish gray in colour, inhomogeneous, and appears to have wispy pinkish streaks near the contact with the pyroxenite. This contact is sharply defined. The contact between the hybrid rock and the footwall rhyolite is also fairly sharply defined over an interval of about one centimeter. The presence of such a hybrid reaction product rock between the ultramafic intrusion and footwall rocks suggests that the intrusion was of high temperature, and the emplacement of the intrusion was a relatively passive process. This is supported also by the massive-looking, relatively undeformed nature of the footwall rocks.

Sulphides are common in the pyroxenitic marginal unit, including immiscible primary interstitial variety, earlier formed blebby sulphides that were introduced together with the pyroxenitic magmatic pulse, and later remobilized stringers, veins and segregations of sulphides. Sulphides are also found in the peridotite, pyroxenite, inclusions in the pyroxenite and to some extent in the footwall rocks. Very weakly disseminated sulphides (<1%) occur thoughout the Lakemount intrusion.

Within the MMP disseminated sulphides form distinct sulphide-enriched horizons. Such sulphides are disseminated to interstitial in character. Recognizable sulphides include pyrrhotite, chalcopyrite, and possibly some pyrite.  On the eastern side of the intrusion, there are two to three such sulphide-enriched horizons. They measure from a few meters to over ten meters in width.  The sulphide content ranges from 1 to 15%. Some intersections average about 5-10% sulphides.  On the basis of the boreholes logged I received an impression that the sulphide content increases in such horizons in the peridotitic rocks from east to west.

There is also a sulphide-enriched layer at the base of the peridotite where it is in contact with the pyroxenite. Here the sulphide content also ranges from 1 to 10-15%.

Within the marginal pyroxenitic unit, the sulphide content is variable and unevenly distributed, but on the average is generally higher than in the peridotite. Several varieties of sulphides are present, including disseminated, interstitial, blebby, stringer and massive sulphide veins and segregations.  Disseminated and interstitial sulphides form zones from a few tens of cms to meters in width. Such sulphides appear to be primary. The blebby sulphides measure up to a cm in diameter, are unevenly distributed, and appear to have been emplaced together with the pyroxenitic unit. The stringer, vein and segregation sulphides appear to have been introduced into the pyroxenite and are therefore considered to be secondary mobilizates. The massive sulphide veins measure up to several cms in width, and consist of pyrrhotite and chalcopyrite. The pyrrhotite is commonly non-magnetic. This suggests that it is the hexagonal, high temperature variety.

Sulphide mineralization occurs also in fractures in volcanic inclusions in the pyroxenite. Here, the dominant sulphide is generally chalcopyrite.  Minor pyrrhotite appears to be non-magnetic hexagonal variety. Not all inclusions in the pyroxenite are mineralized. Except for fracturing most of the footwall inclusions do not show any high strain deformation such as shearing. Minor sulphides have been intersected in siliceous veins in the footwall rocks. Sulphides include chalcopyrite and non-magnetic pyrrhotite.”

The collar locations for holes LK03-01 to 23 are shown on Figure C7. As can be seen from Table C2 significant Ni-Cu mineralization was intersected in the majority of holes drilled toward the east end of Sunrise Lake and beneath Elbow Lake. This mineralization is associated with elevated Pt, Pd and Au concentrations. The sulphide mineralization consists of disseminations of fine grained pyrrhotite, pendlandite and chalcopyrite and as noted by Peredery above is mainly concentrated in the basal pyroxenite unit. Of note there is a strong correlation between elevated Ni values and elevated PGE concentrations.

The most economically significant results from the Phase 1  2003 program were returned from holes LK03-06 and 08 drilled respectively at the west end of Elbow Lake and east end of Sunrise Lake. These two holes returned significantly higher Cu-Ni-PGE grades than the average reported from previous drilling and suggested potential for a higher-grade core to the Lakemount Zone. On the basis of these results a decision was made to proceed with a 2004 program at Lakemount.

Table C2: Mineralized Intercepts 2003-2004 PTM Drilling – Lakemount Property

Hole No	Grid West (m)	Grid North (m)	Azimuth (degrees)	Dip	From (m)	To (m)	Inter-cept (m)	Pt (g/t)	Pd (g/t)	Au (g/t)	Cu %	Ni %
LK-03-01	375	200	190	-45	94	98	4	0.092	0.07	0.076	0.15	0.33
LK-03-01	375	200			111.9	132	20.15	0.163	0.093	0.055	0.34	0.33
LK-03-02	375	200	190	-65	91	95	4	0.06	0.052	0.031	0.09	0.28
LK-03-02	375	200			124	136	12	0.098	0.058	0.035	0.15	0.24
LK-03-03	373	202	160	-45	86	89.15	3.15	0.128	0.071	0.068	0.31	0.31
LK-03-04	373	246	160	-45	39	41.2	2.2	0.088	0.066	0.038	0.14	0.28
LK-03-05	501	199	165	-45	7.5	9	1.5	0.132	0.104	0.027	0.11	0.41

Hole No	Grid West (m)	Grid North (m)	Azimuth (degrees)	Dip	From (m)	To (m)	Inter- cept (m)	Pt (g/t)	Pd (g/t)	Au (g/t)	Cu %	Ni %
LK-03-05					87	92	5	0.177	0.131	0.049	0.29	0.67
LK-03-05					140	143	3	0.157	0.119	0.062	0.25	0.5
LK-03-05					156	163	7	0.181	0.144	0.095	0.27	0.55
LK-03-05					175	179	4	0.315	0.204	0.036	0.32	0.38
LK-03-06	600	176	165	-45	172.5	186	13.5	0.272	0.164	0.076	0.34	0.46
Including					179.5	185	5.5	0.511	0.288	0.133	0.67	0.74
LK-03-07	501	199	165	-65	51	56	5	0.17	0.123	0.085	0.3	0.57
LK-03-07					62.5	74	11.5	0.181	0.129	0.084	0.4	0.67
LK-03-07					185	190	5	0.093	0.073	0.095	0.12	0.3
LK-03-08	791	213	205	-50	138	151	13	0.29	0.19	0.108	0.48	0.87
Including					143	148	5	0.405	0.234	0.13	0.69	1.4
LK-04-09	882	203	203	-60	143	147	4	0.09	0.065	0.038	0.13	0.28
					152	168	17	0.086	0.055	0.037	0.14	0.23
Including					158	161	3	0.152	0.1	0.073	0.23	0.33

Hole No	Grid West (m)	Grid North (m)	Azimuth (degrees)	Dip	From (m)	To (m)	Inter-cept (m)	Pt (g/t)	Pd (g/t)	Au (g/t)	Cu %	Ni %
LK-04-10	882	203	203	-75	266	278	12	0.283	0.18	0.061	0.37	0.45
LK-04-11	882	203	23	-45	74	75	1	0.144	0.124	0.079	0.23	0.41
LK-04-16	133	628	215	-50	143	154	11	0.394	0.251	0.122	0.56	0.74
Including					146.4	149	2.6	0.588	0.441	0.143	0.89	1.54
LK-04-17	791	213	205	-45	124	136	12	0.146	0.095	0.054	0.25	0.35
Including					128	136	8	0.176	0.106	0.06	0.3	0.4
Including					129	131	2	0.29	0.171	0.099	0.42	0.66
LK-04-18	628	133	215	-55	137	154	17	0.279	0.172	0.098	0.31	0.51
Including					140	153	13	0.325	0.198	0.112	0.36	0.57
Including					146	153	7	0.47	0.267	0.142	0.5	0.76
LK-04-19	580	188	165	-45	152	163.3	11.3	0.396	0.215	0.482	0.49	0.54
Including					155	163	8	0.516	0.273	0.671	0.65	0.68
LK-04-20	550	188	165	-45	159	172	13	0.144	0.173	0.038	0.23	0.58
Including					167	172	5	0.218	0.325	0.048	0.38	1

Hole No	Grid West (m)	Grid North (m)	Azimuth (degrees)	Dip	From (m)	To (m)	Inter-cept (m)	Pt (g/t)	Pd (g/t)	Au (g/t)	Cu %	Ni
Including					169	172	3	0.258	0.388	0.044	0.28	1.12
Including					170	171	1	0.303	0.698	0.02	0.28	2.5
LK-04-21	746	206	205	-65	191	205	14	0.161	0.106	0.071	0.22	0.39
Including					195	201.2	6.15	0.197	0.132	0.079	0.23	0.61
LK-04-22	580	146	253	-61	32	34.7	2.7	0.134	0.11	0.068	0.29	0.47
LK-04-23	923	227	205	-75	42	43	1	0.261	0.2	0.124	0.38	0.71
LK-04-23					201	203	2	0.093	0.062	0.04	0.16	0.34

Phase 2 – 2004 Program

Geotem Airborne Mag/EM Survey

The initial phase of the 2004 exploration program at Lakemount, contracted to Geotech of Ontario, was a helicopter based Geotem magnetic/time-domain electromagnetic survery of the core portion of the Lakemount Property. This program was initiated and completed on February 28th, 2004. In total 180 line km of surveying were completed over the Lakemount Property from a base of operations at the Wawa airport.

The Geotem survey was conducted with a flight line spacing of 50 to 100 metres with tie lines at between 450 and 1900 metres. The main flight lines were oriented in a north-south direction with tie lines in an east-west direction. Flying was conducted with a nominal terrance clear of 30 metres, readily facilitated by the relatively flat topography of the project area. Electromagnetic and magnetic readings were collected at 0.1 second intervals equating to approximately 2 metres on the ground (Geotech report to PTM). Geotech recommended ground follow-up of the EM anomalies identified.

Figure C8 displays the total field magnetic data, flight lines and EM responses from the Geotem survey. The Sunrise Intrusion is clearly defined as a magnetic high, the magnetic being mainly sourced by the serpentized portions of the peridiotite sequence. Seven prominent airborne EM responses are evident either within or in close proximity to the Intrusion with the prominent anomalies occurring at the eastern end of the intrusion associated with the Lakemount Zone.

Phase 2 Drilling – March/April 2004

On the basis of the results from the 2003 drilling program and the 2004 airborne mag/EM survey a Phase 2 diamond drilling program was completed under the direction of Mr. Dennis Gorc of Platinum Group Metals between March 31 and April 20, 2004. In total 8 holes (LK04-09 to -16 as shown of Figure C7) were completed totaling 1681.4 metres during the Phase 2 drill program. Drill holes LK04-09 to 11 were collared to follow-up the higher grade results from drill hole LK03-08. Sulphide mineralized intervals were reported from all three holes and included 12 metre intercept of the Lakemount Zone in hole LK-04-10 which returned 0.44% Ni, 0.39% Cu and 0.524 g/t Pt+Pd+Au . Holes 12 to 14 targeted Geotem EM anomalies at the western end of the Sunrise Intrusion where elevated PGE grades had been previously reported. Based on visual examination of the drill holes in question Mr. Gorc indicated that it does not appear that the source of the conductor was intersected and additional modeling of this feature and drilling appears warranted. Hole 15 was collared into the area between the higher grade intercepts in holes 8 and 6 to test a Geotem EM anomaly extending west into footwall lithologies. Hole 15 was lost above the target depth and Hole 16 was drilled from the same setup at a steeper angle.

Drill hole LK04-16 intersected a lithological sequence similar to that intersected in holes 8 and 6 and also intersected significantly elevated Ni-Cu-PGE values in the basal pyroxenite unit. Of particular significance to on-going exploration on the Lakemount Property was the recognition of 1-4 cm, frequently rounded “balls” of massive, coarse-grained sulphide mineralization. These sulphide “balls” have cores of very coarse-grained pendlandite and pyrrhotite and rims of massive chalcopyrite several mm thick. These balls are the first evidence of massive sulphide accumulations in the Sunrise Intrusion and suggests potential for larger massive sulphide accumulations in the basal portion of the intrusion. Based on the results of the Phase 2 drill program it was recommended that down-hole geophysical surveying of the existing PTM drill holes be conducted to test the potential for massive sulphide accumulations and that additional diamond drilling be conducted to further delineate the Lakemount Zone.

Figure C7: Lakemount Zone with Locations of PTM Holes 1-23

LEGEND
Topo Contour (10m Interval)
250m spacing (NAD 83 Grid)
2003 & 2004 PTM Roads, Trail
Old Drill Hole
2003-2004 Drill Hole
0 50 200m
N
675,000E
675,250E
675,500E
675,750E
676,000E
676,250E
676,500E
676,750E
84°38'W
48° 04'N
5,326,750N
5,326,500N
5,326,250N
5,326,000N
5,325,750N
Perimeter of Peridotite Intrusive
Sunrise Lake
Elbow Lake
Wagner Licence
MINERAL RESOURCE AREA
Mining Lease N470 Parcel 2017
Firesand River
ESQUEGA TWP.
LK-04-12
LK-04-14
LK-04-13
LK-04-23
LK-04-10
LK-04-09
LK-03-08
LK-04-17
LK-04-18
LK-04-16
LK-03-06
LK-04-20
LK-04-19
LK-03-02
LK-03-01
LK-04-11
LK-04-15
LK-03-04

Platinum Group Metals Ltd.
Lakemount Project
WAWA, ONTARIO
Site Plan
Figure 5-1
Roscoe Postle Associates Inc. , Jan. 2005

Figure C8: 2004 Geotem Total Field Magnetics, Flight Lines and EM Conductors

676000
N
W
E
S
Sunrise Intrusion
Magnetic Anomaly
2 - Conductor
Number
1
2
3
4
5
6
7
8
9
10
11
12
13
14
0
1.0 Km

2004 Borehole UTEM Survey

A borehole UTEM survey of the drill holes completed by PTM in the Lakemount Zone area during 2003 and 2004 was commissioned and contracted to Lamontagne Geophysics of Ontario. The aim of this survey was to test the Lakemount Zone for zones of massive sulphide as suggested by the sulphide “balls  as well as for zones of higher-grade net-textured sulphides located within and adjacent to the disseminated sulphide zones intersected to date.

The down hole survey utilized Lamontange’s latest Borehole UTEM 4 system which provides simultaneous, 3-axis, oriented EM data for drill holes up to 3000+ metres deep. The UTEM probe is winched down the drill hole to be surveyed and then readings taken from large electrified loops placed around and adjacent the drill hole on a metre by metre basis.  The survey was completed between May 27 and June 19 and tested the down the hole response in all holes drilled by PTM save for holes LK03-04 and LK04-15, 14 holes in total.  Four separate loop alignments were surveyed for the majority of the holes tested to provide better aid three dimensional modeling of the conductors detected.

The interpretation of the UTEM results presented to PTM by Lamontange Senior Geophysicist Geoff Heminsky the most anomaly detected by this survey was a  “complex” anomaly located at a depth of 130 to 155 metres in the vicinity of hole LK04-16. This depth correlates well with the main mineralized intersection in hole LK04-16. Several weaker anomalies were detected and were targets of the Phase 3 drilling program along with the main anomaly.

Phase 3 Diamond Drilling – June-July 2004

Following the completion of the downhole survey a Phase 3 diamond drilling program was commissioned to test both the EM anomalies identified by the downhole survey and the higher grade intercepts recorded to date within the Lakemount Zone. In total 7 diamond drill holes totaling 1623.6 metres were completed. Numerous mineralized intervals were intersected during the course of this program although the source of the downhole anomalies described above remain somewhat enigmatic. The results from the Phase 3 program are tabulated in Table. The Phase 3 program provided additional information concerning the continuity and locally higer grade nature of portions of the Lakemount Zone and provided sufficient information to allow calculation of an inferred resource for the Lakemount Zone (see below).

Resource Estimation

Based on the results of the three diamond drill programs completed by PTM Roscoe Postle Associates Inc. were contracted to prepare an independent Mineral Resource estimate of the Lakemount Zone. Due to the lack of detailed analytical and quality control data for the older drill hole data Roscoe Postle’s evaluation was limited to the 23 holes completed by PTM in 2003 and 2004. The following information, italized below,  is excerpted from a report titled “Technical Report on the Lakemount Ni-Cu-Zone, Wawa area, Ontario”  prepared by Mr. Dave Rennie and Mr. Greg Mosher of Roscoe Postle Associates Inc.

“RPA carried out a Mineral Resource estimate for the Lakemount Project Sunrise Lake deposit.  The estimate was performed using a block model, constrained by wireframe solid models, and Inverse Distance Squared (ID2) sampling weighting.  The Mineral Resources estimate for Lakemount totals 3.048 million tonnes grading 0.35% Ni, 0.20% Cu, 0.13 g/t Pt, 0.09 g/t Pd, and 0.05 g/t Au at an assumed net smelter return (NSR) cut-off of US$20.00/tonne.  All resources have been classified as Inferred, in accordance with the classification system defined in the CIM Standards on Mineral Resources and Reserves Definitions and Guidelines.

Data were supplied to RPA in the form of electronic databases containing records for 23 holes with tables for collar coordinates, surveys, assays and lithologies.  Wireframe 3D models of the surface topography, principal rock types and major faults within the area of interest were also supplied with the data.  As described elsewhere in this report, RPA carried out a check of the assay database, and accepted the survey and lithological, data, and wireframe geological model as being valid.

RPA carried out statistical analyses of the sample database, which included generation of histograms and probability plots.   Sample statistics are shown below in Table C3.

TABLE C3 SAMPLE STATISTICS

Platinum Group Metals Ltd. Lakemount Property

Platinum Group Metals Ltd. Lakemount Property	Ni (%)	Cu (%)	Pt (g/t)	Pd (g/t)	Au (g/t)
	Comp	Comp	Comp	Comp	Comp
Number of Samples	1,797	1,797	1,797	1,797	1,797
Mean	0.222	0.105	0.061	0.043	0.088
Standard Deviation	0.246	0.161	0.104	0.070	0.127
Coef. Of Variation	1.088	1.532	1.711	1.613	1.433
Maximum	3.640	3.210	1.465	1.185	4.890
Median	0.177	0.066	0.032	0.025	0.082
Minimum	0.000	0.000	0.000	0.000	0.000

Compositing

Composites 3.5 m in length were generated within Gemcom for all samples in each of the 23 drill holes.  Compositing commenced at the drill collar and was carried through the length of the hole.  Composited values for copper, nickel, gold, platinum and palladium were simultaneously calculated for each of the composite intervals.

Wireframe Models

Wireframe models of the host ultramafic intrusion, as well as four cross-cutting faults, were supplied to RPA by PTM.  Wireframe models of two mineral zones were constructed by RPA on the basis of a cut-off threshold discussed below.  The 3.5-meter composites were coded according to their estimated dollar value and these value-based categories were then projected onto the drill holes in sectional views at 25-meter intervals throughout the portion of the ultramafic containing the 23 holes that comprise the database.

On the basis of the cut-off threshold discussed below, two zones of mineralization, Footwall and Middle, were then defined on each of the sections through the construction of 3D rings.  These rings were then extruded 12.5 meters on either side of each section, and outlines of the Footwall and Middle Zones were then re-constructed on plans at 10-meter intervals by joining the intercepts of the extruded vertical rings with a second set of 3D rings.  These rings were then joined between levels with tie lines and two solids were generated from the joined rings.  The solids were identified with unique codes and the drill hole pierce points of each of the solids were added to the composite table.  This step permitted a comparison of the boundaries of the constructed solids relative to the dollar value of mineralization that had been previously calculated in the composite table.  Boundaries of the solids were adjusted to accurately reflect the boundaries of composite intervals that met or exceeded the threshold of the cut-off grade.

Capping of High Grades

Copper and nickel grades have not been capped or cut because there are very few outliers and their impact on the composite grades is essentially negligible.  Gold, platinum and palladium grades have been capped: gold at 0.3 g/t, platinum at 0.6 g/t, and palladium at 0.4 g/t.  These capping levels are based upon analysis of curves of change in mean sample grade versus cutting level.  The cap is placed at the grade level at which inclusion of samples of higher grade has a disproportional influence on the average grade relative to the number of samples that lie above that threshold grade.  For gold, the grade is reduced by 0.019 g/t (-18.1%) and affects 4 samples(0.9%); for Pt the grade is reduced by 0.006 g/t (-4.2%) and affects 13 samples (2.9%); for Pd the grade is reduced by 0.005 g/t (-5.0%) and affects 13 samples (2.9%).

The samples were capped prior to compositing.  A table of composite statistics is shown below in Table C4.

TABLE C4 SAMPLE STATISTICS

Platinum Group Metals Ltd. Lakemount Property

Platinum Group Metals Ltd. Lakemount Property	Ni (%)	Cu (%)	Pt (g/t)	Pd (g/t)	Au (g/t)
	Comp	Comp	Comp	Comp	Comp
Number of Samples	149	149	149	149	149
Mean	0.299	0.154	0.103	0.07	0.038
Standard Deviation	0.221	0.157	0.104	0.065	0.034
Coef. Of Variation	0.704	1.021	1.012	0.921	0.907
Maximum	1.105	0.754	0.467	0.303	0.149
Median	0.242	0.096	0.061	0.044	0.026
Minimum	0	0	0	0	0

Geostatistics

Kriging was not used in the grade estimation, so a rigorous geostatistical analysis was not carried out.  Search distance limits for the inverse distance squared (ID2) interpolation were derived from variogram analyses conducted by RPA.  Semi-variograms were generated from the uncapped composited Ni values contained within the wireframe solids.  RPA notes that the Cu variography results were very similar to those for Ni.  RPA further notes that the spacing of the holes made it difficult to interpret short-range structures from the variography.

Some of the variography appears to be supported by the geological interpretation.  Directions of maximum variogram range in the horizontal plane are observed to be 0600 and 1100.  The 1100 direction is roughly parallel to the strike of the Middle Zone and the western portion of the Footwall Zone.  The 0600 direction is roughly parallel to the strike of the Footwall Zone in the eastern portion of the deposit.  The maximum range for both on-strike directions was 60 m.

A maximum down-dip range of 30 m was obtained in the 0200/-60 direction, which corresponds well with the Middle Zone and western FW Zone orientation.  For the eastern FW area, the maximum down-dip ranges varied from 20 to 40 m depending on the interpretation of the variogram.  The variogram generally reached a value equal to the population variance at around 20 m (regardless of orientation).  However, for some directions, there was a sill value for the semi-variogram located at a range of 40 m.  This sill value was typically 20% to 30% higher than the population variance.

Variogram ranges in the order of 20 m to 25 m were obtained in the cross-strike direction (minor axis).

Search Parameters

In RPA’s opinion, the semi-variograms indicate that a reasonable maximum search distance along strike would be 60 m.  A down-dip search distance in the order of 30 m to 40 m is also suggested by the variography.  However, RPA notes that the approximate drill spacing is in the order of 50 m, and that constraining the down-dip search to 40 m would leave gaps in the grade estimate.  The geological interpretation and the older drill results indicate that there is continuity down-dip as well as along strike.

RPA recommends using a search ellipsoid measuring 60 m x 60 m in the plane of the mineralization.  The minor axis of the search should measure in the order of 25 m, based on the variography.  RPA recommends extending the search in the minor axis direction to accommodate local variations in orientation of the zones.  RPA carried out estimates using 60 m x 60 m x 25 m and 60 m x 60 m x 50 m search ellipsoids, and the difference in results was negligible.  Consequently, in RPA’s opinion, a 60 m x 60 m x 50 m search is reasonable for the Lakemount deposits.

Two search orientations were used in order to more accurately reflect local variations in strike and dip of the deposit.  Both search ellipsoids measured 60 m x 60 m x 50 m.  The strike directions for the search were 1100 for the Middle and western FW Zones, and 0600 for the eastern FW.  The dips were 800N for the Middle and western FW, and 600NW for the eastern FW.

Bulk Density

Bulk density measurements were made by PTM on about 130 drill core samples using the water immersion method.  These produced an average density of 2.97 t/m3.  A sub-population of measurements from within the mineral zone solids was then extracted from the total of bulk density measurements.  This sub-population comprised twenty eight (28) measurements with an average density of 3.01 t/m3.  This figure was used in the block model tonnage estimate.

Block Model Validation

RPA conducted a number of validation exercises on the block model.  These included:

▪

Inspection of the block model in plan and section and visual comparison of block grades to drill data.

▪

Statistical comparison of composite grades versus block grades.

▪

Re-estimation of the grade using different search parameters.

Global block and composite statistics are provided below:

TABLE C5COMPOSITE VS BLOCK STATISTICS

Platinum Group Metals Ltd. Lakemount Property

Platinum Group Metals Ltd. Lakemount Property	Ni (%)		Cu (%)		Pt (g/t)		Pd (g/t)		Au (g/t)
	Comp	Block	Comp	Block	Comp	Block	Comp	Block	Comp	Block
Number	149	2,315	149	2,315	149	2,315	149	2,315	149	2,315
Mean (g/t Au)	0.299	0.307	0.154	0.175	0.103	0.115	0.070	0.077	0.038	0.430
Standard Deviation	0.221	0.148	0.157	0.125	0.104	0.084	0.065	0.051	0.034	0.026
Coef. Of Variation	0.704	0.484	1.021	0.715	1.012	0.728	0.921	0.657	0.907	0.593
Maximum	1.105	0.990	0.754	0.580	0.467	0.430	0.303	0.270	0.149	0.140
Median	0.242	0.280	0.096	0.130	0.061	0.080	0.044	0.060	0.026	0.040
Minimum	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000

The block model grade estimate was re-run several times using widely ranging search parameters (distances, orientations, and number of composites).  Changing these parameters did not appear to affect the overall estimate much, usually resulting in differences in tonnage and grade in the order of plus or minus 10% or less.  In RPA’s opinion, this indicates that the estimate is well constrained by the geological interpretation, and is quite robust.

Classification

Mineral Resources have been classified in accordance with the definitions in the CIM Standards on Mineral Resources and Reserves Definitions and Guidelines, as incorporated in National Instrument 43-101.  Resource blocks are classified as Measured, Indicated, or Inferred, depending on the level of confidence of the estimate.

All of the Mineral Resources at Lakemount have been classified as Inferred, owing to the limited amount of data available upon which the database is constructed.  Analytical data exist for about 150 holes drilled during previous exploration of the Property, but as critical information relative to the sampling and analytical procedures, and reproducibility of values obtained, is not available, these data were not used.  Removal of the old data leaves a total of 20 recent holes (3 are outside the deposit area) upon which to base the estimate, which in RPA’s opinion, is appropriate for an Inferred classification only.

Cut-Off Grade

Application of a cut-off grade is required by NI 43-101 in order to classify mineralized material as a Mineral Resource.  In order to define a reasonable cut-off grade at this early stage of the project, assumptions regarding scale of operation, mining methodologies, mining and metallurgical recoveries, operating costs and metal prices are necessary.  RPA is not aware of any economic assessments that have been conducted on the Lakemount Property, so estimates of cost have been drawn from a similar operations in the area, and estimates of metal prices from historic three-year trends of the commodities of likely economic significance, copper, nickel, gold, platinum, and palladium.

Because there are five metals that contribute to the potential value of the Lakemount deposit, RPA has used a net smelter return approach to cut-off grade instead of using the grade of a single metal.  The assumption used to derive the NSR cut-off in US dollars is outlined below.

Given the grade and morphology of the Lakemount deposit, mining by open-pit methods is the most reasonable method of extraction.  It can also be reasonably assumed that concentrates will be produced on-site and shipped by rail to Sudbury for refining.  Lakemount is very close to road, rail, and powerline facilities, which will have a beneficial impact on operating and capital costs.

Open pit mining and milling costs are estimated to be US$8.50/tonne.  Mill recovery for Cu and Ni is estimated to be 90%.  A concentration ratio of 25:1 is assumed, together with transportation and smelting costs of US$240/t of concentrate.  It is further assumed that the smelter will pay 90% of the value of recoverable base metals.  Calculated on a per-tonne-mined basis, the transportation and smelting costs equate to US$10.66/t, for a total of approximately US$20/t. It was further assumed that overall payable precious metal (i.e. Au, Pt and Pd) value would be 50 % of the in situ grade.

Metal prices were estimated on the basis of three-year historic trends.  The following metal prices were used in the model:  Cu US$1.00/pound; Ni US$4.50/pound; Au US$375/ounce; Pt US$800/ounce; Pd US$250/ounce.  Conversion factors of 22.05 pounds per percent and 31.103 grams per ounce were used.

On the basis of these assumptions and estimates, RPA estimates that a cut-off cost of US$20.00/tonne is reasonable for the Lakemount model, and the size and grade of the Inferred Resource is predicated upon this threshold value.

Mineral Resources Report

The Mineral Resource estimate at a range of cut-off grades is given below in Table C6.

TABLE C6 MINERAL RESOURCE ESTIMATE

Platinum Group Metals Ltd. Lakemount Property

Platinum Group Metals Ltd. Lakemount Property Cutoff	Volume	Density	Tonnage	AU	PT	PD	NI	CU	NSR
$/t	K cu. m.	t/cu. m.	Kt	g/t	g/t	g/t	g/t	g/t	$/t
>100	1.96	3.01	5.91	0.11	0.30	0.17	0.97	0.50	101.76
75	50.55	3.01	152.16	0.10	0.32	0.21	0.74	0.48	81.31
50	184.18	3.01	554.39	0.08	0.26	0.17	0.60	0.40	66.08
45	237.96	3.01	716.27	0.08	0.24	0.16	0.56	0.37	61.79
40	326.77	3.01	983.57	0.07	0.22	0.14	0.51	0.35	56.52
35	425.83	3.01	1,281.75	0.07	0.20	0.13	0.47	0.32	52.02
30	575.21	3.01	1,731.38	0.06	0.18	0.12	0.43	0.28	46.84
25	785.08	3.01	2,363.09	0.06	0.15	0.10	0.38	0.23	41.61
20	1,026.30	3.01	3,089.17	0.05	0.13	0.09	0.35	0.20	37.07

At the $20/t NSR cut-off value, the total Inferred Mineral Resources are 3.09 million t grading 0.35% Ni, 0.20% Cu, 0.13 g/t Pt, 0.09 g/t Pd, and 0.05 g/t Au.

Interpretation and conclusions

RPA has carried out a Mineral Resource estimate for the Lakemount Project and draws the following conclusions:

▪

The Lakemount is a nickel-copper-gold-PGE deposit hosted by the Sunrise Ultramafic Intrusive.

▪

Recent exploration work by Platinum Group Metals Ltd. comprised the drilling of 23 NQ holes with an aggregate length of 4,793.4 meters.

▪

Sampling of core has been carried out in a fashion consistent with common industry practice.

▪

Assaying has been carried out in an accredited commercial laboratory using industry-standard protocols.

▪

Assay QA/QC protocols are appropriate and conform to common industry practice.

▪

The geological database compiled by PTM is relatively free of errors and has been configured by RPA for use in Mineral Resource estimation.

▪

The Mineral Resource estimate was carried out using a block model constrained by wireframe models.  Grade interpolation was performed using inverse distance weighing to the second power.  RPA considers the estimation methodology to be appropriate for the mineralization at Lakemount.

▪

There is some skewness in the distribution of precious-metal grades.  Gold grades have been capped at 0.3 g/t, platinum at 0.6 g/t and palladium at 0.4 g/t.  Copper and nickel grades have not been capped.

▪

RPA used a search ellipsoid measuring 60 m x 60 m x 50 m, oriented parallel to the interpreted trend of the sulphide mineralization.

▪

The block model was constrained with wireframe models constructed from “extruded” plan view interpretations of the outline of the mineralized zones.

▪

The estimated bulk density (3.01 t/m3) is based on tests conducted on drill core and, is considered to have been derived in a reasonable fashion.

▪

RPA carried out validation exercises on the block model and considers it to be a reasonable estimate of mineral resources at Lakemount.

▪

The Mineral Resources have all been classified as Inferred.

▪

RPA is of the opinion that the above-stated Mineral Resource estimate meets the definition of Inferred Mineral Resources as stated by NI 43-101 and defined by the CIM Mineral Resources and Reserves Definitions and Guidelines as adopted by the CIM council on August 20, 2000.

Recommendations

RPA makes the following recommendations:

▪

Additional bulk density measurements should be made from the core in order to provide a better basis for tonnage estimates.

▪

Metallurgical test work should be carried out to determine potential metal recoveries.

▪

A preliminary assessment should be undertaken to assess the project economics.

▪

If the results of the preliminary assessment are encouraging, additional drilling should be done to move the mineral resource into the indicated category preparatory for feasibility work.

The following information is excerpted from the technical report on the Lakemount Property prepared by Wagner as noted above

Sampling Method, Preparation, Analysis and Security

Prior to the recent (post October 2003) programs by PTM all work reported herein is historic and the bulk of said records provide little to no information on analytical methods employed or insufficient information to determine the quality of the reported analytical results. As indicated above the historically recorded PGE values from the property must be treated with a great deal of skepticism as they pre-date the advent of modern analytical methods for PGE’s and PTM has not been able to reproduce similar values in twinned or near twinned drill holes. None of the previous operators on the Lakemount Project appear to have conducted any internal quality control or security programs, or if they did the results are not reported in the information available to the author.

PTM maintains certain sampling criteria and adheres to a strict quality control and assurance program in all of its exploration activities. With respect to the drilling programs completed on the Lakemount Project collar locations were surveyed using modern GPS equipment providing sub 10 metre accuracy. The supervising geologist, Mr. Dennis Gorc, personally supervised on-site drill core logging and sampling as well as sample shipping.

Once drill core from the Lakemount drill program had been logged in detail it was prepared for sampling. Sample intervals, ranging in width from 0.5 to 2.0 metres, were selected on the basis of lithological changes, changes in style/% of mineralization, alteration and structure. In general uniform sequences of poorly sulphide mineralized material were sampled at 2.0 metre intervals while sampling was decreased to either 0.5 or 1.0 metres in areas of heavier mineralization or more variable geology.

Once the sampling intervals had been selected the core was sawn in half with half of the core be retained for future reference. The retained core is stored in boxes labeled with hole number and down hole depth at PTM’s storage facility in Wawa, Ontario. The second half of the sample was placed in previously sequentially numbered clear plastic sample bags, along with a similarly numbered sample tag, and sealed. Individual sample bags were placed in plastic pails for shipping and when full each pail was sealed and then secured with a numbered plastic tie-down to insure security during shipping.

Sample pails were transported from Wawa to the preparation facilities of ALS-Chemex in Thunder Bay, Ontario via Manitoulin Transport. ALS-Chemex was instructed to inspect each shipment received for evidence of potential tampering during transport and did not report any concerns. Once the samples were received in Thunder Bay they were unpacked, inspected and recorded into ALS’s sample tracking software by sample number.

Preliminary preparation of the samples was completed in Thunder Bay in a facility which has undergone previous inspection by the author and other personnel associated with the company. Sample rejects and the balance of the prepared pulp were retained by ALS-Chemex for future reference and a 100g packet of the pulp was then shipped to ALS-Chemex main laboratory facility in Vancouver, B.C. for analysis (analytical methods discussed in more detail below).

In order to maintain the chain of custody sample results are first reported to the supervising geologist who must check the quality control data on each batch and confirm the quality of the data prior to accepting the analytical results. Sample results are initially delivered by email rather than fax to limit inadvertent view of the analytical information. Final signed assay certificates are only delivered once the data has been accepted by PTM.

No significant concerns with regard to sampling procedures, shipment or sampling handling occurred during the Phase 1-3 drilling programs at Lakemount.

Quality Control

PTM adheres to a strict, internal quality control program which is centered around the insertion of blanks, duplicates and analytical standards into the sequentially numbered sample stream. The procedures supplement the internal quality control procedures undertaken by the analytical facilities being used.

Blank samples are, in the case of drill core, normally collected from previously drilled intervals of non-mineralized material. Blanks provide both baseline data for the analytical process as well as a check on the cleanliness of the preparation and analytical facilities. Duplicate samples for the Lakemount program consisted randomly selected rejects selected at pre-determined intervals by the analytical facility. Duplicates provide a check on the reproducibility of the sample results. Analytical standards are pre-prepared and package pulps which have been subjected to round-robin analysis at a number of labs and for which an accepted value has been arrived at and for which an acceptable analytical range has been statistically determined. In the case of the Lakemount program analytical standards were supplied by Canadian Resources Labs and Analytical Services Inc.

During the 2003 drilling program one blank, one duplicate sample and two standards (one to check for PGE values and a second for Ni-Cu values) were randomly inserted into the sequentially numbered sample stream once in every 40 samples. This number was reduced to one in every 30 samples during the 2004 drill program to better insure that one standard, one blank and one duplicate sample was present in each oven batch fired by ALS-Chemex.

Only minor discrepancies were noted during the 2003 and 2004 drilling programs between accepted values for the analytical standards and reported values. These were resolved to the satisfaction of PTM.

Analytical Methodology

Similar analytical methods were employed for all samples from the 2003 and 2004 drill programs. Upon receipt ALS-Chemex personnel in Thunder Bay, Ontario recorded and entered into sample tracking software the sample numbers in each sample shipment received from PTM. Samples were then, in sequential order, weighted and crushed. A 250 g split of the crushed sample was then pulverized to allow >85% of the sample to pass a 75 micron screen. A 100 gram split of the prepared pulp was then sent by air freight to Chemex’s analytical facilities in North Vancouver, B.C..

Pt, Pd and Au analysis were completed via 30 gram conventional fire assay with an ICP finish. The samples were also analyzed for a package of 27 elements by ICP-AES following four acid digestion and HCL leaching. Overlimit samples for Cu, Ni, Co and Zn reported from the ICP results were reanalyzed by atomic absorption spectrometry after similar preparation.

As indicated above data were then reported to the project geologist by email for quality control confirmation.

Data Verification

Considerable portions of this report are drawn either from historical records preserved by the Ontario Ministry of Northern Development of Mines, either as assessment reports or technical reports, or from company reports and news releases. While the author has reviewed this data and believes it to be factual no warrants as to the accuracy of said data are or can be made.

As indicated above PTM has completed a number of drill holes into the Lakemount Zone to both explore for extensions of the known zones of mineralization and to verify the results of previous drilling on the property. Also as indicated above PTM’s drilling has indicated, that while there are significant PGE values associated with the nickel-copper mineralization of the Lakemount Zone, they are not in the multi-gram range as suggested by previous records. Correlation between historically reported Ni-Cu grades and results from recent drilling indicate that previously reported sample results for these two metals are reliable within the nature variability of the material being sampled.

Neither the author nor PTM has made any effort to validate the reported grades associated with the other mineralized zones on the property as these have not been the focus of on-going exploration by the company. As such the author has relied solely on historical reported information contained mainly within the assessment records of the Ontario Ministry of Northern Development and Mines. Should the focus of said activities change or expand outside the Lakemount Zone then additional sampling will be required to verify the results of the previous work.